Exhibit 99.2

2004 a n n u a l   r e p o r t

FINANCIAL HIGHLIGHTS

■ United States ☐ Canada

(thousands of dollars unless otherwise noted)	2004	2003	2002

Revenue	1,746,800	1,724,614	1,758,785

EBITDA (1)	224,592	186,830	160,341

Earnings from health care before undernoted(1)	80,702	40,885	15,268
Valuation adjustment on interest rate caps, net of tax	(6,396)	—	—
Gain (loss) from asset disposals, impairment and other items, net of tax	2,552	905	(3,854)
Prior year tax benefit	38,968	—	—

Earnings from health care	115,826	41,790	11,414
Share of equity accounted earnings	9,375	18,884	7,520

Net earnings	125,201	60,674	18,934

Diluted earnings (loss) per share ($)
Health care operations before undernoted and after preferred share dividends	1.14	0.58	0.21
Valuation adjustment on interest rate caps	(0.09)	—	—
Gain (loss) from asset disposals, impairment and other items	0.03	0.01	(0.05)
Prior year tax benefit	0.56	—	—
Share of equity accounted earnings	0.14	0.27	0.10

Diluted earnings per share	1.78	0.86	0.26

Cash provided by operations	223,962	100,679	96,867
Property and equipment capital expenditures	69,122	64,347	53,145
Total assets	1,426,331	1,593,417	1,805,645
Shareholders’ equity	456,987	356,433	358,026
Book value per common share ($)	6.36	4.90	4.83
Number of Subordinate and Multiple voting shares purchased for cancellation	463,800	1,540,700	1,685,200

(1)	Refer to discussion of non-GAAP measures on page 19.

CORPORATE PROFILE

Extendicare Inc. (EI), through its subsidiaries, OPERATES 440 NURSING
AND ASSISTED LIVING FACILITIES ACROSS NORTH AMERICA, WITH
CAPACITY FOR OVER 34,400 RESIDENTS. The Company is divided
into two operating groups, Extendicare Health Services, Inc. (EHSI) in the United States and Extendicare (Canada) Inc. (ECI) in Canada.

EHSI offers medical specialty services such as subacute care and rehabilitative therapy services through PROGRESSIVE STEP REHABILITATION SERVICES
(ProStep). Extendicare also offers IT services to smaller long-term care providers through VIRTUAL CARE PROVIDER, INC. (VCPI), thereby reducing their in-house technology costs. Home health care services are provided in Canada through
PARAMED HOME HEALTH CARE (ParaMed). Extendicare also offers management and consulting services and group purchasing of supplies to third parties.

The Company employs 38,000 PEOPLE ACROSS 19 STATES AND

FOUR PROVINCES IN NORTH AMERICA .

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E X T E N D I C A R E    AT  —  A  —  G L A N C E

At the end of January 2005, Extendicare’s U.S. subsidiary finalized the acquisition of
Assisted Living Concepts, Inc. (ALC) of Dallas, Texas for US$285.0 million. The acquisition solidifies the Company’s position as a leading provider in the assisted living segment of senior care. ALC has a portfolio of 177 assisted living facilities, which comprise 122 owned properties and 55 leased facilities, representing 6,838 units located in 14 states, many in markets where
Extendicare already operates. The portfolio is relatively new, having been constructed through the mid-to-late 1990s. The acquisition strengthens the Company’s payor mix, as assisted living facilities tend to be higher margin since they are largely composed of private-pay customers, compared to the traditional nursing home business.

			ASSISTED LIVING AND
OWNERSHIP	NURSING CENTRES		RETIREMENT CENTRES			TOTAL
	Number of	Resident	Number of	Resident	Number of	Resident
at January 31, 2005	Facilities	Capacity	Facilities	Capacity	Facilities	Capacity

United States
Owned	132	13,038	153	6,275	285	19,313
Leased	9	1,031	56	2,167	65	3,198
Managed	7	813	5	156	12	969

Total	148	14,882	214	8,598	362	23,480

Canada
Owned	45	6,079	—	—	45	6,079
Leased	9	1,155	—	76	9	1,231
Managed	23	3,246	1	417	24	3,663

Total	77	10,480	1	493	78	10,973

Total	225	25,362	215	9,091	440	34,453

— p.2 —

— p.3 —

FELLOW SHAREHOLDERS,

The past year was an exceptional year for Extendicare, marked by the accomplishment of a significant number of milestones including:

.	An ongoing commitment to delivering quality care to our residents

.	Delivered the highest Medicare census rates in Extendicare’s history in its U.S. operations

.	Introduced a quarterly common share dividend

.	Year-over-year EBITDA growth of 20% while diluted EPS doubled to $1.78

.	Retired US$200 million in high-cost debt while completing a new US$125 million offering, which significantly enhanced Extendicare’s balance sheet

.	Received $82.4 million in dividends from Crown Life

.	Broadened our analyst following and shareholder base

.	Initiated the acquisition of Assisted Living Concepts, Inc. for US$285.0 million to expand our footprint in the assisted living segment of senior care

Extendicare has demonstrated consistent growth over the past few years by focusing on a select group of goals. The Company continues to make quality of care and services a focus by introducing and expanding programs and activities. We consider the safety of our residents paramount and that is why we introduced a program in 2004 to complete the installation of sprinklers in all of our homes.

Our U.S. operations remain focused on growth in our resident occupancy levels, with a particular emphasis on Medicare patient census. I’m pleased to report that EHSI delivered their fourth straight year of continued growth, with Medicare census reaching 16.6% for the year. In fact, as a result of our census performance, EHSI delivered industry-leading EBITDA margins reaching 14.0% for the year.

In Canada, despite challenges in Ontario, our largest market, the Company delivered another year of steady performance. We remain committed to our cross-border strategy, which diversifies our revenue stream and insulates shareholders from the vagaries of either market.

The result of our efforts was an increase in earnings from health care operations to $80.7 million, or $1.14 per diluted share, compared to $40.9 million, or $0.58 per diluted share in 2003. In addition, Extendicare realized a further $82.4 million in dividends from its legacy investment in Crown Life Insurance Company, which remains subject to a put/call agreement with Great-West Life’s subsidiary, Canada Life.

We continue to feel that our shares offer exceptional value. During the year we purchased 463,800 shares at an average price of $14.54 and we renewed our normal course issuer bid in November.

At the Board meeting in February 2005, your Directors declared a quarterly dividend of $0.05 per Subordinate Voting Share and $0.025 per Multiple Voting Share. This initiative elevates Extendicare into the ranks of a dividend-paying growth company.

— p.4 —

MESSAGE TO SHAREHOLDERS

EHSI Medicare Patient Census

This graph indicates growth in Medicare patient census levels over the past four years. EHSI is the only public, skilled nursing provider to demonstrate this level of growth.

EBITDA Margins

2004 was a record year for Extendicare in both the U.S. and Canada. Our U.S. operations delivered higher EBITDA margins than any other public, skilled nursing provider.

In the U.S., Extendicare remains very committed towards expanding our assisted living units through our new build program. We’ve completed three of the five assisted living projects of Phase I, which will total 128 assisted living units and are making good progress towards completion of 334 units in Phase II.

In Ontario, our new build construction program of 16 homes and 1,900 new nursing home beds, including five public sector partnerships, is now complete. I should note however, that occupancy in Ontario, our largest market in Canada remains an area of concern for our industry. As the last of the government sanctioned 20,000 new beds opened in 2004, about 24% of the nursing homes in the Province are continuing to operate below the 97% threshold required to receive full funding. In 2004 we had four facilities under 97% – substantially better than the industry average – of which only one is now operating below the threshold.

Future Challenges

Looking ahead to 2005, our primary focus will be to successfully integrate the acquisition of ALC into EHSI. This acquisition represents a significant increase for EHSI in the assisted living sector of senior care and supports our existing operations. While nursing homes will remain Extendicare’s core business, we believe it is prudent to diversify our revenue streams into assisted living as it is predominantly private pay and offers higher margins. ALC operates in 14 states, seven of which overlap with EHSI, while the remaining seven are located in close proximity to states we operate in. They are modern, well-run facilities and are largely wholly owned, which is in keeping with our stated strategy to own our facilities and their property outright. In addition, they offer built-in expansion opportunities for future growth. We are enthusiastic about the acquisition and look forward to welcoming ALC’s 3,400 employees to the Extendicare team. We can now care for 9,000 people in this business segment.

— p.5 —

In 2005 the U.S. government is expected to refine Medicare rates across the Resource Utilization Groups (RUGs) effective October 1, 2005. Any changes made to the funding of these RUGs will have a direct effect on all nursing home providers. We are working with industry groups to ensure the government understands the importance of maintaining this funding.

ParaMed, our home health care business in Canada, had a difficult year as increased funding for home care in Ontario has been slow to materialize. We are pleased to note that both the federal and provincial governments have identified home health care as an area that requires expansion. Once funds are allocated to this segment of the Canadian health care system, we are confident that ParaMed will become a larger participant in this sector.

Corporate Governance

Corporate values, ethics and governance continue to generate a lot of attention with market regulators, media and investors alike. As such, I believe it is important for our shareholders to understand Extendicare’s position on these issues. Extendicare expects and demands that its employees and Directors conduct themselves in compliance with our Business Conduct Policy. In addition, management and our Board of Directors are cognizant of their respective roles and responsibilities and work together to ensure all necessary duties are fulfilled.

Conclusion

We have meticulously pursued and achieved our goals over the past five years and believe that today we have size, scale and sustainable profitability that ranks among the top performers in our industry. We are confident that Extendicare is well positioned to continue delivering ambitious growth and innovation as a leading senior care provider in what remains a highly fragmented industry. I believe our best years lie ahead.

In 2004 we grew our profitability and delivered strong operational results. We successfully acquired, constructed and integrated new facilities into our business, developed innovative services, all while delivering quality care to the residents we are entrusted with. These achievements were the result of an outstanding effort by all of Extendicare’s employees.

It is the entrepreneurial spirit of our team and their capacity to effectively manage change that has driven Extendicare to achieve new levels of success. I thank our residents and their families for trusting us, our Board of Directors for their ongoing guidance and our shareholders for their continued support of Extendicare.

Mel Rhinelander (signed)
President and Chief Executive Officer

— p.6 —

TABLE OF CONTENTS

Management’s Discussion and Analysis	8
Management’s Responsibility for Financial Statements	47
Auditors’ Report	48
Consolidated Financial Statements	49
Notes to Consolidated Financial Statements	53
Financial and Statistical Information	86
Board of Directors	87
Officers	88
Shareholder Information	IBC

MANAGEMENT’S DISCUSSION AND ANALYSIS
February 21, 2005

Basis of Presentation

The consolidated financial results include those of Extendicare Inc. and its subsidiaries. Unless the context indicates otherwise, a reference to “Extendicare” or the “Company” means Extendicare Inc. and its subsidiaries. The Extendicare Inc. legal entity is not itself a provider of services or products.

This Management’s Discussion and Analysis of Results of Operations and Financial Position (MD&A) describes Extendicare’s business, the business environment, the principal factors affecting the results of operations, liquidity and capital resources, and the critical accounting policies of the Company that will help the reader understand Extendicare’s consolidated financial results. This MD&A should be read in conjunction with Extendicare’s audited consolidated financial statements for the years ended 2004, 2003 and 2002 and the notes thereto, found in this Annual Report. Extendicare’s accounting policies are in accordance with Canadian generally accepted accounting principles (GAAP) of The Canadian Institute of Chartered Accountants (CICA). All dollar amounts are in Canadian dollars unless otherwise indicated. Except as otherwise specified, references to years indicate the Company’s fiscal year ended December 31, 2004, or December 31 of the year referenced, and all comparisons are to prior years.

Executive Overview

Extendicare, through its subsidiaries, is a major provider of long-term care and related services in North America, with 38,000 employees, following the acquisition of Assisted Living Concepts, Inc. in January 2005.

The Company’s wholly owned U.S. subsidiary, Extendicare Health Services, Inc. and its subsidiaries (EHSI), operates skilled nursing and assisted living facilities in 19 states. EHSI offers a continuum of health care services, including nursing care, assisted living and related medical specialty services, such as subacute care and rehabilitative therapy on an inpatient and outpatient basis.

In Canada the Company’s wholly owned subsidiary, Extendicare (Canada) Inc. and its subsidiaries (ECI), operates nursing and retirement centres in four provinces, and also manages a chronic care hospital unit in Ontario. ECI is a major provider of home health care in Canada through its ParaMed Home Health Care (ParaMed) division.

On January 31, 2005, the Company completed the acquisition of Assisted Living Concepts, Inc. (ALC) of Dallas, Texas (OTC.BB: ASLC). ALC has a portfolio of 177 assisted living facilities, which comprise 122 owned properties and 55 leased facilities representing a total of 6,838 units located in 14 states, many in markets where EHSI already operates. This acquisition significantly increases the Company’s presence in the assisted living segment of the long-term care market, which is less reliant on government fiscal policy and complements EHSI’s existing nursing home business.

Extendicare, through its subsidiaries, now operates 440 facilities with capacity for 34,453 residents (December 31, 2004 – 263 facilities with capacity for 27,615 residents; December 31, 2003 – 275 facilities with capacity for 28,930 residents). Prior to the acquisition of ALC, the total number of facilities operated was reduced during 2004 by 12 as a result of the reduction of 20 facilities, partially offset by the addition of eight new facilities. The reduction of 20 facilities was as a result of: the disposal of three Canadian nursing and retirement homes; the disposal of four nursing and assisted living centres in Arkansas; the transfer of operations of one owned facility in Wisconsin to another provider; a reduction of three managed facilities in Canada as a result of their sale to another provider; and a reduction of nine managed U.S. facilities on transfer of the management responsibilities to another long-term care provider, for which the Company has retained consulting services contracts. The Company increased its nursing and assisted living centres under operation by eight through: the acquisition of four Indiana facilities, one of which was subsequently closed; the opening of a new nursing home in Ontario and an assisted living facility in Wisconsin; and the commencement of management contracts for two U.S. nursing facilities and one Ontario nursing facility. Therefore, prior to the acquisition of ALC, the net number of facilities operated by the Company was reduced by 12.

The Company has a significant presence (more than 10% of its resident capacity) in each of two states in the U.S. –Ohio and Pennsylvania – as well as in the Province of Ontario, Canada. Nursing and assisted living facilities are located in groups within geographic proximity of each other, thereby allowing for regional development of ancillary

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M D & A

2004 Annual Report

businesses, cost-effective management control and reduced travel costs. The Company’s average occupancy for the year ended December 31, 2004 was 93.0% compared to 92.9% for the year ended December 31, 2003 and 92.0% for the year ended December 31, 2002.

Extendicare operates in a competitive marketplace and depends substantially on revenue derived from government sources, with the remaining revenue derived from commercial insurers, managed care plans, and private individuals. The ongoing pressures from government programs, along with other payors seeking to control costs and/or limit reimbursement rates for medical services are a risk the Company faces. The Company also operates in a heavily regulated industry, subject to the scrutiny of federal and state/provincial regulators. Each of EHSI’s and ECI’s nursing homes must comply with regulations regarding staffing levels, resident care standards, occupational health and safety, resident confidentiality, billing and reimbursement, along with environmental, biological and other standards. Government agencies have steadily increased their enforcement activity over the past several years. The Company continually allocates increased resources to ensure compliance with and to respond to inspections, investigations and/or enforcement actions, and to improve the quality of services provided to its residents.

The Company’s primary focus remains on its core skilled nursing facility operations, while continuing to grow its complementary long-term care services. By emphasizing quality care of patients and by clustering several long-term care facilities together within the geographic areas served, the Company’s goal is to build upon its reputation as a leading provider of a full range of long-term care services in its communities.

The Company’s key business goals are to: strengthen both Medicare and total average daily census; increase market share of Canadian home health care operations; improve operating cash flow; actively improve its asset portfolio through renovation, expansion or acquisition, or where appropriate through disposal of underperforming facilities; diversify within the long-term care industry in the areas of rehabilitative clinics and management and consulting services; and manage resident care liability claim settlements.

In the United States, EHSI’s total and Medicare average daily census for 2004 continued to exceed comparable figures of 2003. Total nursing home average daily census on a same-facility basis increased in 2004 to 12,607 from 12,490 in 2003. Medicare census on a same-facility basis increased 8.5% to 2,100 in 2004 compared to 1,935 in 2003. In addition, Medicare and Medicaid rate increases were realized during the year. These factors, along with a focus on operating costs, resulted in increased revenue and improvement in earnings in 2004 over 2003. However, management continues to be cautious about potential government actions in the future that could result in the discontinuance of temporary Medicare funding enhancements.

During 2004 the Company significantly reduced its U.S. long-term debt, and through a new debt issue reduced its weighted average interest rates, thereby improving operating cash flow. In addition, EHSI received $40.6 million (US$30.6 million) relating to its Florida divestiture program and the Company reduced its balance of non-current Medicare settlement receivables. As at December 31, 2004, the Company’s long-term debt to equity ratio improved to 1.4 to 1 compared to 2.1 to 1 at December 31, 2003. After taking into account interest rate swap arrangements, the weighted average interest rate of all long-term debt at the end of 2004 was approximately 7.3%, compared to 7.8% at the end of 2003.

In Canada the Ontario long-term care industry is ECI’s largest market. The industry experienced occupancy pressure as a result of 20,000 new long-term care beds opening in the Province during the past four years, the last 10,000 of which were substantially completed and opened in 2004. Funding for a long-term care facility is reduced if its average occupancy level for the year is below 97%. In 2004 four of ECI’s nursing homes experienced an average occupancy level below 97%, which resulted in lower funding of $0.8 million. Also, as a result of the new long-term care beds in Ontario, the government reduced funding to long-term care providers for property taxes from 90% to 80% effective with the 2004 calendar year. This reduction, from 90% to 80%, lowered ECI’s funding for 2004 by $0.8 million. Property tax funding levels will remain at 80% for 2005.

— p.9 —

Extendicare Inc.

The Company’s home health care operations continued to suffer from reduced home health care hours of service resulting from constraints imposed by the Ontario Community Care Access Centres (CCACs). ParaMed’s total hours of service, excluding the ceased British Columbia operations, softened to 4.59 million in 2004 compared to 4.87 million in 2003. Despite the lower service volumes, ParaMed’s revenue rates improved and costs remained under control, resulting in a slight improvement in earnings for 2004.

For further details on the significant transactions occurring in 2004 and 2003, refer to “Significant Developments in 2004 and 2003”, and for an analysis of the Company’s financial results, refer to the discussions under “Summary of Quarterly Results” and “Summary of Annual Results”.

Significant Developments in 2004 and 2003

LEGISLATIVE ACTIONS AFFECTING U. S. REVENUE

The majority of the Company’s operations are in the United States, where over 70% of its revenue is earned. EHSI receives payment for its services and products from the federal program (Medicare) and state medical assistance programs (Medicaid), as well as from private payors. The private-pay classification includes payments from individuals, commercial insurers, health maintenance organizations, preferred provider organizations and other charge-based payment sources, including Blue Cross associations and the Department of Veterans Affairs.

The following table sets forth EHSI’s percentage of its total revenue from Medicare, private-pay, and Medicaid sources:

	2004	2003	2002

Medicare	29.8%	27.4%	25.7%
Private pay	22.9	23.9	24.5
Medicaid	47.3	48.7	49.8

Medicare Funding

Prior to October 1, 2002, the incremental Medicare relief packages received from the Balanced Budget Refinement Act and the Benefits Improvement and Protection Act provided a total of US$2.7 billion in temporary Medicare funding enhancements to the long-term care industry.

These funding enhancements fell into two categories: the first was “Legislative Add-ons”, which included a 16.66% add-on to the nursing component of the Resource Utilization Groupings III (RUGs) rate and a 4% base adjustment. The second category was “RUGs Refinements”, which involved an initial 20% add-on for 15 RUGs categories identified as having high intensity, non-therapy ancillary services. The 20% add-on from three RUGs categories was subsequently redistributed to 14 rehabilitation categories at an add-on rate of 6.7% each.

The Legislative Add-ons expired on September 30, 2002, resulting in a reduction of Medicare funding for skilled nursing facility operators, including EHSI. Based upon the Medicare case mix and patient days over the nine-month period ended September 30, 2002, EHSI estimates that it received an average of US$31.22 per patient day related to the Legislative Add-ons. The loss of this funding was partially offset by a 2.6% inflationary increase, or market basket increase, in Medicare rates received by long-term care providers beginning on October 1, 2002. The combined impact of these changes was a net decline in EHSI’s average daily rate of US$23.64 per patient, which based upon the Medicare case mix and patient days for the 12-months ended September 30, 2003, reduced EHSI’s revenue by $24.5 million (US$16.7 million).

Effective October 1, 2003, the Centers for Medicare and Medicaid Services, or CMS, increased Medicare rates by 6.26% reflecting: (1) a cumulative forecast correction (referred to as the “Administrative Fix”) to correct past years under-funded rate increases, which increased the federal base payment rates by 3.26%; and (2) the annual market basket increase of 3.0%. EHSI estimates that based on the Medicare case mix for the 12-months ended September 30, 2004, the impact of the 6.26% Medicare rate increase added approximately US$18.45 per patient day, or $26.2 million (US$14.4 million) of revenue. However, this revenue improvement was tempered by higher labour and other operating costs. In order to maintain their commitment to Senator Grassley and CMS in providing the Administrative Fix, EHSI and its peers in the Alliance for Quality Nursing Home Care along with the American Health Care Association (AHCA)

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MD & A

2004 Annual Report

pledged their support to spend the Administrative Fix over the next fiscal period on direct care and services for its residents. In October 2003 CMS published a notice to skilled nursing facilities that future cost reports will require confirmation that the Administrative Fix funding was spent on direct patient care and related expenses.

With respect to the RUGs Refinements, CMS announced in July 2004 that the RUGs Refinements would extend only until October 1, 2005. The U.S. Congress enacted legislation directing CMS to conduct a study on the RUGs classification system and report its recommendations prior to making any changes. The U.S. President’s Proposed Budget, released in February 2005, provides for the discontinuance of the RUGs Refinements effective October 1, 2005. This budget is subject to legislative review and passage by the U.S. Congress. EHSI estimates that it received an average of US$25.50 per patient day in 2004 related to the RUGs Refinements, for revenue of $26.2 million (US$20.1 million), based on the Medicare case mix and patient days for the year. A decision to discontinue all or part of the enhancements could have a significant adverse effect on the Company.

In February 2003 CMS announced a plan to reduce its level of reimbursement for uncollectible Part A co-insurance. CMS did not implement the rule change as planned on October 1, 2003, and continues to review the proposed plan. The President’s Proposed Budget, which is subject to legislative review, provides for the implementation of the plan over a three-year period commencing on October 1, 2005. Under current law, skilled nursing facilities are reimbursed 100% for bad debts incurred. The plan is to reduce the reimbursement levels from the current 100% to: 90% beginning October 1, 2005; 80% beginning October 2006; and 70% beginning October 2007. This is consistent with the reimbursement policy applicable to hospitals. EHSI estimates that should this occur, the negative impact on pre-tax earnings would be: $0.5 million (US$0.4 million) in 2005; $2.0 million (US$1.7 million) in 2006; $3.5 million (US$2.9 million) in 2007; and $4.6 million (US$3.8 million) in 2008.

State Plan Amendments That Affect Medicaid Rates

Several states in which EHSI operates have submitted plan amendments and waivers to CMS which seek to increase the level of federal funding for the states’ Medicaid programs and, if approved, would result in providing nursing facilities with revenue rate increases to offset new or increased provider taxes.

In June 2004 CMS approved the Medicaid state plan amendment and waiver submitted by the State of Oregon pertaining to the fiscal year commencing July 1, 2003. The net favourable impact to EHSI’s earnings before income taxes of $0.4 million (US$0.3 million) was recorded in the 2004 second quarter. In July 2004 the State of Kentucky received approval of a state plan amendment and waiver from CMS, which became effective July 1, 2004. The Kentucky plan amendment and waiver increased EHSI’s earnings before income taxes by approximately $3.0 million (US$2.3 million) for the six months ended December 31, 2004.

In January 2005 the States of Pennsylvania and Washington received approval from CMS for their submitted state plan amendments and waivers. The Washington plan will have no impact on earnings. The Pennsylvania plan covers a four-year period from July 1, 2003 to June 30, 2007, and the rates for the first two fiscal years have been provided. For the State’s fiscal year ending June 30, 2004, EHSI estimates that in 2005 it will receive retroactive revenue of approximately $13.6 million (US$11.3 million) and will pay retroactive provider taxes of approximately $10.5 million (US$8.7 million), for a net impact to earnings before income taxes of $3.1 million (US$2.6 million). The rates proposed for the State’s second fiscal year ending June 30, 2005, are lower and are still subject to state budgetary approval and certain other actions. EHSI estimates that the net impact to earnings before income taxes will be $1.2 million (US$1.0 million), of which half will apply to the six months ended December 31, 2004. EHSI will record the above retroactive settlements once the plans are finalized in 2005.

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Extendicare Inc.

The State of Indiana has submitted a proposed state plan amendment and waiver pertaining to the fiscal year commencing July 1, 2003, which is awaiting review and approval by CMS. Since the plan amendment and waiver has not been approved, EHSI has recorded revenue based upon amounts received. Approval of the retrospective amendment and waiver submitted could result in the recording of net incremental income before income taxes of $5.5 million (US$4.6 million) in 2005 pertaining to the 18-month period ended December 31, 2004. There would be no impact if the plan is not approved.

LEGISLATIVE ACTIONS AFFECTING CANADIAN REVENUE

In Canada, the fees charged by ECI for its nursing centres and home health care services are regulated by provincial authorities. Accordingly, provincial programs fund a substantial portion of these fees, with the remainder paid by individuals. Ontario is ECI’s largest market for both its long-term care and home health care services. It represented approximately 73% of ECI’s total revenue in 2004. ECI’s home health care operations received 90% of their revenue from contracts tendered by locally administered provincial agencies in 2004. Funding received by ECI from the Ontario government represented revenue of $267.9 million in 2004, $261.9 million in 2003, and $228.2 million in 2002.

Ontario Property Tax Funding

During the second quarter of 2004, the Ontario government reversed its decision earlier in the year to reduce funding to long-term care providers for property taxes for the 2003 calendar year, which would have effectively resulted in a retroactive reduction in funding to 73% from 90%. It also revised its funding for 2004 to 80% from the initial estimated reduction to 50%. During the first quarter of 2004, the Company had reported a $2.0 million reduction in revenue based on the government’s initial indications of a funding reduction. As a result of the subsequent revisions, the Company increased revenue in the second quarter of 2004 by $1.8 million representing a $1.3 million reversal of the 2003 property tax provision, along with a $0.5 million adjustment to the assumed reduction in 2004 property tax funding. The issues surrounding property tax funding resulted from the influx of 20,000 new long-term care beds in Ontario, which has put a strain on the government’s allocated pool of funds. The impact of the reduced funding for 2004, from 90% to 80%, reduced ECI’s revenue for 2004 by $0.8 million. Property tax funding levels for 2005 remain at the 80% level. However, there can be no assurance that funding will not be reduced in the future. Extendicare is working with its partners in the long-term care industry to ensure the government understands the serious nature of this issue.

Ontario Long-term Care and Home Care Funding –2004 Budget

In May 2004, as part of its 2004 Budget, the Ontario government announced plans to invest additional funding to improve Ontario’s long-term care facilities and home care program over the next four years. The 2004 Budget calls for an additional investment in long-term care of $191.0 million in 2004 and 2005 to improve care and services for seniors in long-term care homes by hiring 2,000 new staff (600 of whom are to be nurses); additional training of front-line staff to provide more personal care; and establishing a new independent advocate for seniors in long-term care homes who will oversee inspections and compliance. The new funding began on October 1, 2004, and the government indicated that a further increase would occur on April 1, 2005. At the end of 2004, ECI operated 4,981 owned or leased long-term care beds in Ontario, and estimates that the funding increase will represent additional annual revenue of approximately $6.6 million beginning October 1, rising to $8.0 million on April 1, 2005. Most of the additional funding will be used to pay for enhanced resident care in the nursing homes through the nursing and personal care envelope (nursing envelope) and the program and support services envelope (program envelope), with about $1.5 million of the annual revenue increase directed towards the accommodation envelope to assist in offsetting inflationary cost increases.

The 2004 Budget also calls for an additional investment of $448.0 million in home care over the next four years. The government indicated that as part of its four-year commitment to improve home care services, 95,700 more Ontarians will receive home care, and 6,000 more Ontarians will receive compassionate end-of-life care in their homes. As part of that initiative, the government provided new funding of $73.2 million to Ontario’s CCACs in the latter half of 2004, targeted towards acute

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MD & A

2004 Annual Report

home care, end-of-life care, and chronic home care services. To date there is no evidence that the CCACs have passed these funds onto the care providers to increase the number of home care visits in the Province. In its announcement, the government indicated that 21,000 additional people would benefit from home care and end-of-life services in 2004. The government also noted that it remains committed to investing $10.0 million to help patients and their families acquire medical equipment for home use through a not-for-profit agency. It is unclear at this time how much of the funds will be spent on each program. As such, it is not possible to predict to what extent Extendicare, through its ParaMed Home Health Care operations, will benefit. ParaMed and other providers are seeking more definitive answers from the government.

Ontario Long-term Care Funding – 2003 Budget

In May 2003 the Government of Ontario announced a funding increase of $100.0 million, in addition to the normal annual inflationary increase, to enhance the delivery of nursing and personal care services in the Province. Beginning July 1, 2003, Ontario long-term care providers received a funding increase of $4.80 per resident day based on a case mix index of 100. The case mix index (CMI) is a measure determined by the Ministry of Health to calculate the amount of funding for each facility based on the level of care required by the resident population of the facility. A CMI of 100 is the benchmark index across the Province. Each facility’s CMI is assessed annually, and those that have residents who require a greater level of care than the provincial average will have a higher CMI; conversely, those with residents requiring a lower level of care than the average will have a lower CMI.

In June 2003 the Government of Alberta announced long-term care rate increases in accommodation fees ranging from $11 to $16 per resident day, which took effect on August 1, 2003.

Based on the number of beds operated by Extendicare in Ontario on July 1, 2003, and in Alberta on August 1, 2003, these funding changes represented annualized revenue of about $13.5 million, of which approximately $6.4 million would have impacted revenue for 2003. Approximately half of this funding was specified as flow-through funding, meaning it was directed to incremental costs for enhanced resident care, such as additional nursing staff, supplies and programs directed at the residents, and accordingly would not be available to increase earnings. The remainder could impact earnings to the extent that it is not offset by additional nursing home operating costs, whether due to added programs, quality measures, staffing changes, wage rate increases or increased costs due to inflation.

U. S. ISSUANCE AND RETIREMENT OF LONG-TERM DEBT

In April 2004 EHSI issued US$125.0 million aggregate principal amount of 6.875% Senior Subordinated Notes due May 1, 2014 (the “2014 Notes”) at a price of 97.5001% of par to yield 7.23%, and amended and restated its credit facility (the “Credit Facility”) to include an increase in borrowing capacity from US$105.0 million to US$155.0 million. The net proceeds from the 2014 Notes were approximately US$117.4 million (net of a US$3.1 million discount and fees and expenses of US$4.5 million). The net proceeds were used, together with cash on hand and new borrowing capacity, to purchase for cash approximately US$104.9 million aggregate principal amount of EHSI’s outstanding US$200.0 million 9.35% Senior Subordinated Notes due 2007 (the “2007 Notes”), validly tendered, and to redeem the remaining US$95.1 million of 2007 Notes not tendered or cancelled prior to May 24, 2004. In addition, EHSI terminated its related interest rate swap and cap arrangements on a notional US$150.0 million, and entered into new interest rate swap and cap arrangements on a notional US$275.0 million. For further information, refer to the discussion under “Liquidity and Capital Resources – Capital Structure – Long-term Debt”.

VALUATION ADJUSTMENT ON INTEREST RATE CAPS

The Company recorded a pre-tax charge in 2004 of $10.4 million related to the valuation of its U.S. operations interest rate caps. The interest rate cap arrangements, which cap the projected six-month London Interbank Borrowing Rate (LIBOR) at 7%, were put in place for a notional US$275.0 million in connection with the debt refinancing. The interest rate cap arrangements do not qualify as hedge instruments for accounting purposes, and therefore are required to be adjusted to market value each period, with any change reported in the statement of earnings. On an after-tax basis, the charge booked was $6.4 million, or a loss of $0.09 per diluted share.

— p.13 —

Extendicare Inc.

LOSS ( GAIN ) FROM ASSET DISPOSALS, IMPAIRMENT AND OTHER ITEMS

The Company reported an overall pre-tax loss of $5.2 million related to a number of transactions during 2004, in comparison to a pre-tax gain of $0.9 million in 2003. After applying the benefit of net tax credits to the gain on disposal of assets, the after-tax gain of these items contributed $2.6 million to net earnings, or $0.03 per diluted share in 2004, compared to $0.9 million, or $0.01 per diluted share in 2003. The components of these items are discussed below.

(millions of dollars)			2004	2003

	Net	Net Book	Loss	Loss
	Proceeds	Value	(Gain)	(Gain)

Loss (gain) from dispositions
Completion of U.S. divestiture	13.6	7.0	(6.6)	—
Sale of U.S. nursing and assisted living facilities	7.5	8.3	0.8	—
Sale of three Canadian nursing and retirement homes	22.6	9.1	(13.5)	0.2
U.S. issuance and retirement of long-term debt			6.9	—
U.S. prepayment of notes receivable			1.7	—
U.S. provision for impairment of long-lived assets			10.5	—
Write-off of long-term investment			5.0	—
Other			0.4	(1.1)

			5.2	(0.9)

Completion of Divestiture – Settlement of Greystone Transaction

In 2004 EHSI concluded the divestiture agreement with Greystone Tribeca Acquisition, L.L.C. (Greystone) for 15 Florida facilities previously owned and operated by EHSI, which Greystone had been operating since September 2000. The initial transaction in 2000 was treated as a deferred sale as a significant portion of the final consideration was contingent on certain events, and because EHSI held an option to repurchase the facilities. On April 29, 2004, EHSI received US$2.6 million of interest, and in June 2004, in addition to the US$30.0 million of cash consideration initially received in 2000, EHSI received US$10.0 million as final payment of the contingent consideration. The finalization of this transaction resulted in the recognition in the second quarter of 2004 of a pre-tax gain from the sale of assets of $6.6 million (US$4.9 million).

Sale of U.S. Nursing and Assisted Living Facilities

In August 2004 EHSI disposed of its Arkansas operations, consisting of a 96-bed nursing facility and three assisted living facilities (181 units) located on one campus, resulting in a pre-tax loss of $0.8 million (US$0.6 million). Gross proceeds of $8.0 million (US$6.1 million) consisted of cash and a $1.2 million (US$0.9 million) five-year note. Before EHSI stopped operating these facilities, they had contributed $7.1 million (US$5.3 million) to revenue and $1.0 million (US$0.7 million) to earnings before interest, tax, depreciation and amortization in 2004. For the year ended December 31, 2003, these facilities had contributed $10.4 million (US$7.4 million) to revenue and $0.8 million (US$0.6 million) to earnings before interest, tax, depreciation and amortization.

Sale of Three Canadian Nursing and Retirement Homes

The Company sold three nursing and retirement homes during 2004 in two separate transactions, resulting in a pre-tax gain of $13.5 million. In February the Company sold two Ontario homes (275 beds) for gross proceeds of $19.6 million, resulting in a pre-tax gain of $12.7 million. In September the Company sold its only nursing home in British Columbia (75 beds) for gross proceeds of $5.5 million, resulting in a pre-tax gain of $0.8 million. These gains were substantially sheltered by capital loss carryforwards that had been fully offset with a valuation allowance. A portion of the proceeds were used to retire mortgages of $9.8 million associated with the homes. These homes had contributed $4.4 million to revenue, $0.7 million to earnings before interest, tax, depreciation and amortization, and $0.2 million to net earnings, prior to their disposal in 2004. For the year ended December 31, 2003, these facilities had contributed $17.7 million to revenue, $2.6 million to earnings before interest, tax, depreciation and amortization, and $1.1 million to net earnings.

— p.14 —

MD & A

2004 Annual Report

U.S. Issuance and Retirement of Long-term Debt

During the second quarter of 2004, as a result of the tender and call of EHSI’s 9.35% Senior Subordinated Notes, the Company booked a pre-tax loss of $6.9 million representing the net of the following amounts: payment of tender and call premiums of $7.8 million; write-off of deferred financing costs of $3.2 million; legal fees of $0.4 million; a gain on termination of the related swap and cap arrangements of $3.7 million; and a gain from unamortized bond discount and foreign exchange of $0.8 million.

U.S. Prepayment of Notes Receivable

During the second quarter of 2004, EHSI recorded a pre-tax charge of $1.7 million (US$1.3 million) related to the early settlement of long-term notes receivable from Tandem Health Care, Inc. (Tandem). These notes had a face value of US$17.0 million and were originally due in 2007. EHSI accepted a cash pre-payment of US$16.2 million, and after associated fees of US$0.5 million, recognized a loss of US$1.3 million.

U.S. Provision for Impairment of Long-lived Assets

The Company reported a pre-tax provision for impairment of assets of $10.5 million during 2004 related to the following two events.

In March 2004 EHSI concluded the evaluation of two nursing facilities that operate adjacent to one another in Indiana, both of which require capital renovations. After the evaluation management decided, subject to the State’s approval, to consolidate the two operations into one renovated facility, which will accommodate all residents from both facilities after decreasing the total available nursing beds by 46. The consolidation of the two operations is expected to be completed by March 2005. As a result of the decision to close one facility, EHSI recorded a provision for impairment of long-lived assets of $2.1 million.

During the fourth quarter of 2004, the Company booked a pre-tax asset impairment provision of $8.4 million (US$6.8 million) on its 336-bed nursing facility in Chippewa Falls, Wisconsin, whose operations had been transferred to a third party earlier in the year. The provision was recorded as a result of the poor financial and operating performance of this facility. The carrying value of the property was reduced from US$13.0 million to US$6.2 million. There can be no assurance that a future reduction in the carrying value will not be required. In August 2004 EHSI transferred the operations of this facility to Lakeside Health L.L.C. (Lakeside Health), a subsidiary of Benedictine Health Dimensions, Inc. (Benedictine) for a term of three years. The transfer of operations was in response to facility citations for survey deficiencies and an agreement with the State of Wisconsin to transfer the operations to a new licensee. Under the terms of the agreement, Lakeside Health is responsible for all operating costs, including rent to EHSI, and Benedictine will manage the nursing facility for a fee. EHSI will receive annual rental income of US$0.5 million; however, EHSI will be responsible for funding Lakeside Health’s net operating losses, as defined in the agreement, and to provide working capital advances sufficient to maintain an operating cash balance of US$1.5 million. As of December 31, 2004, EHSI had advanced US$4.4 million to Lakeside Health, which is secured by a first security interest in Lakeside Health’s accounts receivable and is repayable from future cash flows of Lakeside Health, if any. In September 2004 Benedictine completed its plan of correction at the nursing facility and passed its survey with the State, bringing the facility into regulatory compliance. In the five months Benedictine operated the facility, considerable resources were employed to bring the facility into compliance, and as a result, losses were incurred during this time. As a result, EHSI recorded a $2.6 million (US$2.0 million) provision against the working capital advances made to Lakeside Health, and therefore, as at December 31, 2004, the net carrying value of the advances was $3.1 million (US$2.4 million). Prior to the transfer of the operations, the Chippewa Falls facility generated revenue of $11.8 million (US$8.9 million) and a loss before interest, tax, depreciation and amortization of $1.6 million (US$1.2 million) for the seven months ended July 31, 2004. For the year ended December 31, 2003, the facility generated revenue of $25.4 million (US$18.1 million) and earnings before interest, tax, depreciation and amortization of $0.7 million (US$0.5 million).

— p.15 —

Extendicare Inc.

Write-off of Long-term Investment

During the 2004 third quarter, the Company wrote off its investment in an Omnicare, Inc. (Omnicare) warrant and recorded a charge of $5.0 million (US$4.0 million). EHSI received the warrant to acquire 1.5 million shares of Omnicare, which had an original attributed carrying value of US$4.0 million pursuant to the sale of its pharmacy operations in 1998. The warrant has an exercise price of US$48.00 per share expiring on September 16, 2005. Management decided to write off the investment in the third quarter because the likelihood of the securities being “in the money” before they expire had significantly declined as a result of the decrease in Omnicare’s share price.

Other

Other items of $0.4 million relate to the write-off of $0.6 million of deferred financing costs, net of a gain on sale of miscellaneous assets.

2003 Dispositions

During 2003 the Company reported a pre-tax gain on disposal of assets of $0.9 million (after-tax gain of $0.9 million or $0.01 per share). This related to the sale of non-core assets by the Company for $1.1 million (consisting of cash and a $0.2 million note) during the first quarter of 2003. These assets had been written off in prior years and their sale resulted in a pre-tax gain of $1.1 million. In addition, during the second quarter of 2003, ECI sold an underperforming nursing home in Alberta for gross proceeds of $2.7 million, resulting in a pre-tax loss of $0.2 million. The proceeds were used in part to repay a mortgage of $1.8 million.

ACQUISITIONS

In February 2004 EHSI acquired a skilled nursing facility in Washington for cash of $1.9 million, which it had been operating previously under lease arrangements. On June 1, 2004, EHSI acquired four nursing facilities (321 beds) in Indiana for $6.9 million (US$5.0 million) in cash.

On December 31, 2003, EHSI completed the acquisition of a 99-bed skilled nursing facility in Manitowoc, Wisconsin, for cash of $5.3 million (US$4.1 million).

CONSTRUCTION

In March 2004 ECI opened the last of its 11 new Ontario nursing homes stemming from awards the Government of Ontario initiated in 1998. Four of the new facilities opened during 2001, two in 2002, and four in 2003. The 11 new nursing homes have capacity for 1,487 residents, of which 154 beds were transferred from existing ECI nursing homes, and 76 are assisted living units.

Financing for nine of the new nursing homes was obtained through a 25-year capital lease arrangement with BCP Long-Term Care Facilities Inc. (BCP – formerly Borealis Long-Term Care Facilities Inc.) at an average borrowing rate of approximately 8.0%. As at December 31, 2004, the principal balance of the capital lease obligations was $133.2 million. ECI is operating the facilities for BCP during the 25-year capital lease arrangement, and will own them at the end of the lease term.

The Ontario government is funding a portion of the construction costs over a 20-year period. As each facility opened, a receivable from the government was recorded with an offset to the cost of construction, and was discounted at a rate equivalent to the yield on a 20-year Ontario government bond. At December 31, 2004, the Company had a receivable balance of $55.3 million recorded for the 11 new nursing homes at discount rates ranging from 5.3% to 6.5%.

EHSI is in the midst of a two-phase construction program. Phase I consists of seven projects to expand four assisted living facilities (88 units) and two skilled nursing homes (38 beds), and to add one new assisted living facility (40 units). Four of the projects have been completed at a cost of US$10.0 million, and the remaining three are due to open in 2005. Two of the projects were completed in the first quarter of 2004, a 16-unit assisted living addition that opened in February 2004 and a 20-bed nursing addition that opened in March. In May 2004 EHSI completed and opened a 40-unit, free-standing assisted living facility and a 30-unit assisted living addition. Phase II represents eight new developments to add 334 units during 2005 and 2006.

— p.16 —

MD & A

2004 Annual Report

INVESTMENT IN CROWN LIFE INSURANCE COMPANY

Extendicare has a 34.8% equity interest in Crown Life Insurance Company (Crown Life) that is unencumbered by debt. At December 31, 2004, the Company’s carrying value of its investment was $68.5 million (December 31, 2003 – $139.3 million), which equated to Extendicare’s share of Crown Life’s book value. Dividends from Crown Life are at the discretion of its board of directors. During 2004 the Company received cash dividends of $82.4 million. There were no dividends received in 2003. However, cash dividends of $22.0 million and $22.6 million were received during 2002 and 2001, respectively.

In 1999 substantially all of Crown Life’s insurance business was sold or indemnity reinsured to The Canada Life Assurance Company (Canada Life). The resulting comprehensive agreement between Crown Life and its principal shareholders provides that at any time after January 1, 2004, Canada Life may either acquire substantially all of the balance of Crown Life’s insurance business or, at the election of Canada Life or Crown Life’s principal shareholders, make an offer for all of the common shares of Crown Life. Great-West Lifeco Inc. acquired Canada Life in July 2003, resulting in a delay in the start of negotiations with Crown Life on the final settlement of the Canada Life transaction. Extendicare anticipates the final settlement with Canada Life to occur within the next 12 months.

MEDICARE AND MEDICAID SETTLEMENT RECEIVABLES

For Medicare revenue earned prior to the implementation of the Medicare Prospective Payment System, or PPS, and Medicaid programs with a retrospective reimbursement system, differences between revenue that is ultimately expected to be realized and amounts received are reflected as accounts receivable, or as accrued liabilities when payments have exceeded revenue that is ultimately expected to be realized. For Medicare pre-PPS claims, normally such issues are resolved during the audit process; however, general provisions for disagreements that require settlement through a formal appeal process are recorded. Though there remain certain issues to be resolved with fiscal intermediaries, the significant settlement receivable issues in respect of revenue earned prior to the implementation of PPS have now been resolved. EHSI’s Medicare settlement receivables also include amounts related to reimbursable Part A co-insurance receivables, which totalled $12.7 million (US$10.6 million) and $11.0 million (US$8.5 million) at December 31, 2004 and December 31, 2003, respectively.

As of December 31, 2004, the net book value of EHSI’s Medicare and Medicaid settlement receivables was $20.4 million (US$17.0 million) compared to $48.2 million (US$37.2 million) at December 31, 2003. It is expected that $8.1 million (US$6.7 million) will be substantially collected within one year and is included in accounts receivable as a current asset, compared to $14.6 million (US$11.3 million) at December 31, 2003. The remaining balance of $12.3 million (US$10.2 million) has been classified as long term in nature (December 31, 2003 –$33.6 million or US$25.9 million).

— p.17 —

Extendicare Inc.

During 2004 EHSI reached negotiated settlements with fiscal intermediaries for all significant outstanding Medicare settlement issues pertaining to revenues earned prior to the implementation of PPS. In January 2004 EHSI negotiated and subsequently received a cash settlement of US$5.6 million for a staffing cost issue involving six claims years. This settlement did not result in any significant adjustment to the recorded receivable balance. In April 2004, in respect of two cost reporting years under appeal, EHSI reached a settlement with a fiscal intermediary on an issue involving the allocation of overhead costs. The settlement will result in the payment of approximately US$7.7 million to EHSI, of which US$6.6 million was received in May 2004, and the balance will be received upon resolution of other matters concerning the cost report years under appeal. In August 2004 EHSI reached a settlement with a fiscal intermediary with respect to various issues amounting to US$9.8 million regarding nursing facilities purchased in 1997 from Arbor Health Care Company (Arbor) and subsequently sold to Tandem in 1999. The settlement will result in the payment of US$2.1 million to EHSI, US$1.8 million of which was received in the fourth quarter of 2004. These Medicare matters had been reserved for at the time of sale to Tandem through an accrual of a US$3.7 million long-term liability for outstanding tax, Medicare and other claims against Arbor, and were also reserved for within provisions for divested operations. Upon settlement of these Medicare matters, EHSI is confident that there are no further outstanding claims in respect of Arbor. However, there can be no assurance that other claims will not be made until the expiry of the warranty period with Tandem in 2007. As a result of the settlement, EHSI applied the US$3.7 million of other long-term liabilities and US$3.2 million of accrued liabilities for divested operations against the balance of the unrecoverable Medicare settlement receivable. As a result, there was no gain or loss recognized on settlement of this issue. In September 2004 EHSI reached a settlement with a fiscal intermediary with respect to a Director of Nursing staff cost issue amounting to US$3.2 million, of which US$2.8 million was received in the fourth quarter of 2004, and the balance will be received in 2005. There was no gain or loss recognized on settlement of this issue.

OTHER

EHSI has a preferred provider agreement with Omnicare to provide pharmacy services to all of EHSI’s nursing facilities. Omnicare and EHSI are currently negotiating the pricing of drugs for Medicare residents for the years 2001 and 2002, and should this matter not be settled, it will be taken to arbitration. In addition, Omnicare has requested arbitration for an alleged lost profits claim related to EHSI’s disposition of assets, primarily in Florida. Damage amounts, if any, cannot be reasonably estimated based on information available at this time. An arbitration hearing for this matter has not yet been scheduled. Management believes it has interpreted correctly and complied with the terms of the preferred provider agreement. However, there can be no assurance that other claims will not be made with respect to the agreement.

Subsequent Event

On November 4, 2004, EHSI entered into a definitive merger and acquisition agreement with ALC providing for the acquisition of all of the outstanding shares and stock options of ALC at US$18.50 per share. The completion of the acquisition was subject to certain conditions, including approval by ALC’s shareholders and certain customary regulatory approvals. ALC has a portfolio of 177 assisted living facilities, which comprise 122 owned properties and 55 leased facilities representing 6,838 units located in 14 states, many in markets where EHSI currently operates.

On January 31, 2005, the shareholders of ALC approved the merger and acquisition, and EHSI completed the acquisition for a total of approximately US$285.0 million, including the assumption of debt of approximately US$141.0 million. The acquisition was financed by drawing US$60.0 million on EHSI’s revolver loan, using approximately US$29.0 million of EHSI’s cash on hand, and using US$55.0 million of cash from Extendicare’s Canadian operations. The acquisition will be accounted for as a purchase transaction. Refer to note 22 of the 2004 consolidated financial statements for further details.

— p.18 —

2004 Annual Report

MD&A

Summary of Quarterly Results

The following is a summary of selected consolidated financial information derived from the Company’s unaudited interim period consolidated financial statements for each of the years ended 2004 and 2003.

(thousands of dollars unless otherwise noted)	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
	2004	2003	2004	2003	2004	2003	2004	2003

Revenue	429,572	439,303	445,639	420,714	445,601	433,054	425,988	431,543
EBITDA (1)	50,980	39,501	59,054	46,075	62,566	50,651	51,992	50,603

Earnings from health care before undernoted (1)	15,165	4,310	21,688	9,658	23,262	12,569	20,587	14,348
Valuation adjustment on interest rate caps, net of tax	–	–	(3,661)	–	(1,592)	–	(1,143)	–
Gain (loss) from asset disposals, impairment, and other items, net of tax	10,722	1,081	(269)	(176)	(3,141)	–	(4,760)	–
Prior year tax benefit	–	–	–	–	–	–	38,968	–

Earnings from health care	25,887	5,391	17,758	9,482	18,529	12,569	53,652	14,348
Share of equity accounted earnings	2,452	12,485	584	2,643	1,083	1,197	5,256	2,559

Net earnings	28,339	17,876	18,342	12,125	19,612	13,766	58,908	16,907

Earnings (loss) per diluted share ($)
Health care operations before undernoted	0.21	0.06	0.31	0.14	0.33	0.17	0.29	0.21
Valuation adjustment on interest rate caps	–	–	(0.05)	–	(0.03)	–	(0.01)	–
Gain (loss) from asset disposals, impairment, and other items	0.16	0.01	(0.01)	–	(0.04)	–	(0.08)	–
Prior year tax benefit	–	–	–	–	–	–	0.56	–
Share of equity accounted earnings	0.03	0.18	0.01	0.04	0.02	0.02	0.08	0.03

Earnings per diluted share	0.40	0.25	0.26	0.18	0.28	0.19	0.84	0.24

(1)	Refer to discussion of non-GAAP measures.

NON-GAAP MEASURES

EBITDA is a measure commonly used in the long-term care industry to evaluate performance, primarily by lenders and investors in notes, and is generally defined as earnings before interest, income taxes, depreciation and amortization. In this calculation, the Company has excluded the line items “valuation adjustment on interest rate caps” and “loss (gain) from asset disposal, impairment and other items”. These line items are reported separately because they relate to the change in fair value of interest rate caps associated with the Company’s long-term debt, gains or losses on the disposal or impairment of assets, provisions for ceased operations, and the write-off of unamortized financing costs on early retirement of debt.

The Company has also reported separately a “prior year tax benefit” in 2004, as this related to the tax benefit on a loss that occurred in 1999 and does not relate to income earned in the current period.

In addition, the Company determines and reports the above line items on an after-tax basis as a means of deriving the remaining earnings from health care operations and related diluted earnings per share. The resulting term, “health care operations before undernoted” is a measure commonly used by the Company and its investors as a means of assessing the performance of the core operations in comparison to prior periods.

— p.19 —

Extendicare Inc.

Neither EBITDA nor “health care operations before undernoted” have a standardized meaning under Canadian GAAP, and they are not necessarily comparable to similar measures disclosed by other issuers. Accordingly, EBITDA and “health care operations before undernoted” are not intended to replace earnings (loss) from operations, net earnings (loss) for the period, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

IMPACT OF FOREIGN CURRENCY TRANSLATION

The majority of Extendicare’s operations are conducted in the United States, which accounted for over 70% of total revenue in 2004. As a result of the strengthening of the Canadian dollar, foreign currency translation had a significant negative effect on the Company’s earnings in 2004 in comparison to 2003. In addition, this impacted the quarterly trend of earnings within 2004. For example, the Company reported a decline in revenue of $19.6 million from the third quarter of 2004 to the fourth quarter. However, if the same average foreign currency exchange rate had been applied to the fourth quarter results as the third quarter results, revenue would have reflected an improvement of $0.9 million between periods.

The table below illustrates the changes in the average exchange rates between 2003 and 2004 and its effect on the 2004 results.

	2004	2003

Average US/Canadian dollar exchange rate	1.3015	1.4015

(millions of dollars)	2004 vs 2003

Revenue	(95.7)
EBITDA	(13.6)
Net earnings	(9.4)

As described under “Significant Developments in 2004 and 2003”, other factors affecting the quarterly results included funding changes, most notably those of the U.S. Medicare and Medicaid programs. The majority of the states in which EHSI operates have fiscal years beginning July 1, and this is typically when their Medicaid funding changes occur. However, in some instances, changes in rates are delayed and enacted on a retroactive basis. For instance in the third quarter of 2004, the State of Pennsylvania implemented a Medicaid funding increase retroactive to July 1, 2003, resulting in the Company recording additional revenue and pre-tax earnings of $6.1 million (US$4.6 million) in the quarter. Medicare funding changes typically occur on October 1 of each year. The Company’s results for the first nine months of 2003 were impacted by a reduction in Medicare funding that took effect on October 1, 2002. However, on October 1, 2003, long-term care providers received an increase in Medicare funding in excess of the expected annual inflationary adjustment, which improved the Company’s results going forward. In Canada, the Company realized a significant improvement in long-term care funding in the third quarter of 2003 due to initiatives of the Ontario and Alberta governments to enhance resident care.

— p.20 —

2004 Annual Report

MD&A

FOURTH QUARTER RESULTS

Revenue declined by $5.6 million to $426.0 million during the 2004 fourth quarter in comparison to the 2003 fourth quarter. However, prior to the negative impact of the stronger Canadian dollar, revenue grew 4.2%. Of this 4.2% increase, ongoing operations grew 7.4%, but were partially offset by the disposal, or ceasing, of operations that had contributed $12.6 million in revenue in the 2003 fourth quarter. Ongoing U.S. operations revenue grew 9.7% in its functional currency, primarily due to a 6.8% increase in average nursing home rates, and a 6.4% increase in average daily Medicare patient census. EHSI’s new nursing and assisted living centres contributed 2.0% to the growth over the 2003 fourth quarter. Revenue from ongoing Canadian operations grew $2.3 million, or 1.8%, approximately half of which was from the new Ontario homes. ParaMed’s home health care revenue declined $1.6 million due to a 4.6% reduction in service hours.

EBITDA rose to $52.0 million in the 2004 fourth quarter from $50.6 million in the 2003 fourth quarter. EBITDA as a percent of revenue increased to 12.2% from 11.7% in the prior year quarter. EBITDA for the 2004 fourth quarter grew by 10% over the 2003 fourth quarter, prior to the $3.7 million negative impact of the stronger Canadian dollar.

U.S. EBITDA grew 9.0% in its functional currency for the 2004 fourth quarter in comparison to the 2003 fourth quarter. The impact of new facilities was offset by disposed operations.

EBITDA from Canadian operations improved $1.7 million, or 13.7%, to $13.8 million in the 2004 fourth quarter. The contribution from new Ontario homes was offset by disposed operations. Remaining nursing home operations improved primarily due to funding enhancements. Canadian home health care operations generated improved earnings, despite lower volumes, as a result of higher rates and reduced costs.

Net interest costs for the 2004 fourth quarter declined $6.2 million from the 2003 fourth quarter. Lower average debt levels and interest rates reduced the Company’s interest costs between periods. In addition, interest income was higher between periods by $2.3 million as a result of recording $4.8 million of interest in the 2004 fourth quarter associated with the tax refunds, which was partially offset by lower interest income on notes receivable that had been collected.

The Company’s share of earnings of equity investments improved to $5.3 million in the 2004 fourth quarter, compared to $2.6 million in the 2003 fourth quarter, primarily due to an investment gain earned by Crown Life.

— p.21 —

Extendicare Inc.

Summary of Annual Results

The following is a summary of selected financial information. A discussion of the comparison between years is provided under the headings: “Fiscal Year 2004 Compared with 2003”, “Fiscal Year 2003 Compared with 2002”, and “Liquidity and Capital Resources”.

(thousands of dollars unless otherwise noted) Years ended December 31	2004	2003	2002

INCOME STATEMENT DATA
Revenue
Nursing and assisted living centres
United States	1,195,904	1,182,045	1,236,565
Canada	366,863	351,981	315,907
Outpatient therapy – United States	14,300	16,151	16,144
Home health – Canada	127,971	134,921	146,034
Other	41,762	39,516	44,135

	1,746,800	1,724,614	1,758,785
Operating and administrative costs	1,505,978	1,519,567	1,574,325

Earnings before undernoted	240,822	205,047	184,460
Lease costs	16,230	18,217	24,119
Depreciation and amortization	56,873	63,657	68,989
Interest, net	39,991	57,749	62,047
Valuation adjustment on interest rate caps	10,379	–	–
Loss (gain) from asset disposals, impairment and other items	5,240	(905)	6,689

Earnings before income taxes	112,109	66,329	22,616
Income taxes (recovery)	(3,717)	24,539	11,202

Earnings from health care	115,826	41,790	11,414
Share of equity accounted earnings	9,375	18,884	7,520

Net earnings	125,201	60,674	18,934

Earnings per share ($)
Basic	1.81	0.87	0.26
Diluted	1.78	0.86	0.26
Average US/Canadian dollar exchange rate	1.3015	1.4015	1.5704

BALANCE SHEET DATA (AT PERIOD END)
Health care assets	1,357,800	1,451,638	1,684,137
Equity accounted investments	68,531	141,779	121,508

Total assets	1,426,331	1,593,417	1,805,645

Long-term debt	613,651	750,094	846,734
US/Canadian dollar exchange rate	1.2020	1.2965	1.5776

CASH DIVIDENDS DECLARED BY CLASS OF SHARE
Multiple Voting	–	–	–
Subordinate Voting	–	–	–
Class I, Series 2	79	108	110
Class I, Series 3	92	92	92
Class I, Series 4	174	204	182
Class II, Series 1	310	359	320

Note: Certain comparative figures have been reclassified in order to conform to the presentation adopted in 2004.

— p.22 —

2004 Annual Report

MD&A

The following is a reconciliation of earnings before income taxes and EBITDA.

(millions of dollars)	2004	2003	2002

Earnings before income taxes	112.1	66.3	22.6
Add (deduct):
Depreciation and amortization	56.9	63.7	69.0
Interest, net	40.0	57.7	62.0
Loss (gain) from asset disposals, impairment and other items	15.6	(0.9)	6.7

EBITDA	224.6	186.8	160.3

Fiscal Year 2004 Compared with 2003

Extendicare’s net earnings increased to $125.2 million ($1.78 per diluted share) in 2004 compared to $60.7 million ($0.86 per diluted share) in 2003. Net earnings from health care operations improved $74.0 million to $115.8 million in 2004. The results of the U.S. operations included the benefit of a prior year tax recovery of $39.0 million and a net after-tax loss of $19.2 million on disposal and impairment of assets and other items. Prior to these items, the U.S. operations improved $40.1 million over 2003, primarily due to increased Medicare and Medicaid rates; management’s continued emphasis on growing revenue, particularly through increased Medicare patient census; and as a result of lower net interest costs due to the early retirement of debt and lower average interest rates. The results of the Canadian operations included a net after-tax gain of $15.3 million on disposal of assets in 2004 compared to $0.9 million in 2003. Prior to these items, the Canadian operations reflected a $0.3 million decline in net earnings. However, the disposal of nursing and retirement homes accounted for a $0.8 million drop in net earnings. Growth in the ongoing Canadian operations stemmed primarily from the new Ontario nursing homes and improved long-term care funding, which was partially offset by reduced property tax funding in Ontario, lower occupancy in Ontario nursing homes, and lower interest income earned on investments. The Company’s share of equity accounted earnings declined because the amount reported in 2003 of $18.9 million included $9.4 million ($0.14 per diluted share) related to the recording by Crown Life of a reduction in provisions previously set up for certain contingent liabilities.

(millions of dollars except per share amounts)	2004	2003	Change

Earnings from health care
United States	87.9	28.0	59.9
Canada	27.9	13.8	14.1

	115.8	41.8	74.0
Share of equity accounted earnings	9.4	18.9	(9.5)

Net earnings	125.2	60.7	64.5

Diluted earnings per share	1.78	0.86	0.92

The average exchange rates used to translate the results of the U.S. operations to Canadian dollars were: 1.3015 for 2004 and 1.4015 for 2003. The 2004 net earnings were negatively impacted by $9.4 million as a result of applying the lower 2004 average foreign exchange rate of 1.3015 versus the 2003 rate of 1.4015 on translation of the U.S. operations.

— p.23 —

Extendicare Inc.

REVENUE

Revenue increased $22.2 million to $1,746.8 million in 2004. However, prior to the negative impact of the stronger Canadian dollar, revenue in 2004 grew 6.8% over 2003. Of this 6.8% increase, ongoing operations grew 9.0%, but were partially offset by the disposal, or ceasing, of operations that had contributed $22.9 million and $57.0 million in revenue in 2004 and 2003, respectively.

(millions of dollars unless otherwise noted)	2004	2003	Change	Change (%)

Revenue
United States in its functional currency (US$)	956.5	878.2	78.3	8.9
Translation to Canadian dollars	288.4	352.5	—	—

United States (C$)	1,244.9	1,230.7	14.2	1.2
Canada	501.9	493.9	8.0	1.6

	1,746.8	1,724.6	22.2	1.3

Average US/Canadian dollar exchange rate	1.3015	1.4015

Revenue – U.S. Operations

Revenue from U.S. operations grew 8.9% in its functional currency to US$956.5 million. Nursing and assisted living centres no longer operated by the Company had contributed US$14.2 million and US$25.5 million to revenue prior to their disposal for the 2004 and 2003 years, respectively. Ongoing U.S. operations revenue grew 10.5% in its functional currency, or US$89.6 million, primarily due to higher funding levels and an 8.5% growth in average daily Medicare patient census. EHSI’s new U.S. nursing and assisted living centres contributed 1.5% to the growth over last year.

The following table provides further details on the US$89.6 million improvement in revenue from ongoing U.S. operations.

(US$ millions)

48.0	–	increase in average nursing home rates (Medicaid $23.1 million, Medicare $20.4 million, and private/other $4.5 million);
15.3	–	increase (decrease) in nursing home resident census (Medicare $18.1 million, Medicaid $(0.8) million and private/other $(2.0) million);
13.0	–	contribution from new nursing and assisted living facilities;
6.3	–	increase in nursing home resident ancillary services, primarily therapy and rehabilitative services;
2.1	–	increase due to one additional day in 2004;
1.2	–	improvement in assisted living operations due to higher rates;
1.0	–	favourable prior year revenue adjustments (2004 of $3.7 million compared to 2003 of $2.7 million); and
2.7	–	increase in other revenue.

— p.24 —

2004 Annual Report

MD&A
Key Medicare and Medicaid statistics for the U.S. nursing home operations are summarized in the following table.

U.S. Nursing Home Operating Statistics	2004	2003	Change (%)

Average daily census (same-facility basis)
Medicare	2,100	1,935	8.5
Private/other	2,103	2,134	(1.5)
Medicaid	8,404	8,421	(0.2)

Total	12,607	12,490	0.9

Medicare as a percent of total census (same-facility basis)	16.6	15.5
Medicaid as a percent of total census (same-facility basis)	66.7	67.4

Average percentage occupancy (same-facility basis)	92.1	91.4

Average revenue rate by payor source (US$) (1)
Medicare Part A and B	357.94	326.31	9.7
Private/other	191.09	183.76	4.0
Medicaid	138.76	131.31	5.7
Medicare Part A	325.85	298.81	9.0

(1)	Excludes prior period settlement adjustments.

U.S. Medicare patient census increased to 16.6% of total nursing home census from 15.5% in 2003. This improvement was due to management’s focus on that sector, which resulted in increased revenue of US$18.1 million from Medicare payor sources in comparison to 2003. Total nursing home average daily census on a same-facility basis improved to 12,607 from 12,490 in 2003. Average U.S. nursing home occupancy grew to 92.1% compared to 91.4% in the prior year.

U.S. revenue was impacted by settlements for prior year adjustments. Favourable Medicaid revenue adjustments of US$3.7 million were realized in 2004 compared to US$5.4 million in 2003. In addition, in 2003, the Company recorded a provision, or contractual revenue adjustment, of US$2.7 million related to prior year Medicare cost settlements.

Average U.S. Medicare rates increased 9.7%, excluding the impact of any prior year adjustments, to US$357.94 in 2004 in comparison to 2003. CMS implemented rate increases on October 1, 2003 and 2004 of 6.26% and 2.8%, respectively, as discussed under “Significant Developments in 2004 and 2003 – Legislative Actions Affecting U.S. Revenue”. The remaining improvement in the Company’s average Medicare rates was due to the change in mix of acuity care levels of Medicare patients served.

Excluding the impact of the prior period Medicaid revenue settlements, the Company benefited from a 5.7% average rise in Medicaid revenue per resident day from 2003. In a number of states, the increase in funding was primarily attributable to higher acuity care levels and funding for increased state assessment fees and taxes. The increase in provider taxes in 2004 in comparison to 2003 was US$5.7 million.

— p.25 —

Extendicare Inc.

Revenue – Canadian Operations

Revenue from Canadian operations grew $8.0 million or 1.6% from 2003. The comparability between periods was impacted by the sale of nursing and retirement homes and the ceasing of home health care operations in British Columbia, which in total had contributed $4.4 million and $21.3 million to revenue for the 2004 and 2003 periods, respectively. Revenue from ongoing Canadian operations grew $24.9 million, or 5.3%, of which new Ontario nursing homes added $14.1 million, with the remaining improvement primarily due to funding increases to support greater care and staffing needs (flow-through funding), as well as rate increases. This was partially offset by lower revenue from ongoing Canadian home health care operations.

Average occupancy of the Canadian operations on a same-facility basis was 97.4% in 2004 compared to 98.0% in 2003. During 2004 four of Extendicare’s Ontario nursing homes operated at an average level for the year below the 97.0% occupancy threshold required to sustain 100% accommodation funding. This resulted in lower accommodation funding of $0.8 million. By the end of 2004, only one of these nursing homes was operating below the 97.0% occupancy threshold.

Canadian home health care operations experienced a $3.8 million decline in revenue after adjusting for the exit from the B.C. home health care market in March of 2003. Home health care hours of service from ongoing operations were 4.59 million compared to 4.87 million in 2003. The reduction resulted from constraints on service hours imposed by the Ontario CCACs. However, a rise in service rates partially offset the impact of the lower volumes.

EBITDA

EBITDA rose 20.2% to $224.6 million in 2004 from $186.8 million in 2003. As a percent of revenue, EBITDA increased to 12.9% from 10.8% in the prior year. In 2004 EBITDA was negatively impacted by $13.6 million as a result of applying the lower 2004 average foreign exchange rate of 1.3015 versus the 2003 rate of 1.4015 on translation of the U.S. operations.

		% of		% of	EBITDA	EBITDA
(millions of dollars unless otherwise noted)	2004	Revenue	2003	Revenue	Change	Change (%)

EBITDA
United States in its functional currency (US$)	136.0	14.2	100.3	11.4	35.7	35.6
Translation to Canadian dollars	40.9	—	40.3	—	—	—

United States (C$)	176.9	14.2	140.6	11.4	36.3	25.8
Canada	47.7	9.5	46.2	9.4	1.5	3.2

	224.6	12.9	186.8	10.8	37.8	20.2

Average US/Canadian dollar exchange rate	1.3015		1.4015

EBITDA – U.S. Operations

U.S. EBITDA grew 35.6% in its functional currency to US$136.0 million. As a percent of revenue, EBITDA increased to 14.2% from 11.4% in 2003. Nursing and assisted living facilities no longer operated by the Company had generated a loss at the EBITDA level of US$0.5 million in 2004 compared to income of US$1.1 million in 2003, prior to their disposal. EBITDA from remaining operations improved US$37.3 million. Revenue improvements of US$89.6 million discussed above were partially offset by a US$52.3 million rise in operating, administrative and lease costs. Operating and administrative costs rose primarily due to the rise in number and acuity level of residents served, in addition to inflationary increases.

— p.26 —

2004 Annual Report

MD&A

The following table provides further details on the US$52.3 million increase in costs from ongoing U.S. operations.

(US$ millions)

26.1	–	rise in labour-related costs of 4.8%, which included an average wage rate increase of 3.0% in nursing home operations;
10.8	–	rise in costs associated with new nursing and assisted living facilities acquired or built;
5.7	–	higher state assessments and bed taxes imposed in association with the Medicaid funding changes;
3.1	–	rise in drug costs due to higher resident census, Medicare mix and prices;
2.2	–	increase in equipment costs;
2.0	–	provision against working capital advances made to Lakeside Health; and
2.4	–	rise in other costs.

EBITDA – Canadian Operations

EBITDA from Canadian operations increased 3.2% to $47.7 million in 2004 from $46.2 million in 2003. The sale of nursing and retirement homes and discontinuation of its B.C. home health care operations unfavourably impacted EBITDA between years, as these operations had contributed $0.7 million and $2.2 million to EBITDA in 2004 and 2003, respectively, prior to their disposal. EBITDA from remaining operations increased $3.0 million. The $24.9 million improvement in revenue from ongoing operations was offset by a $21.9 million rise in operating, administrative and lease costs. The new Ontario nursing homes increased operating costs by approximately $11.4 million. Labour costs from remaining operations increased $7.5 million, or 2.2%, and included a 5.0% rise in labour costs for the nursing home operations, partially offset by a decline in home health care labour costs due to lower volumes. Other costs increases totalled $3.0 million.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization costs were lower by $6.8 million, of which approximately $3.6 million was due to the change in the foreign exchange rate. The remaining decline was due to asset disposals, partially offset by higher depreciation associated with new facilities.

INTEREST

Net interest costs declined $17.8 million, or 30.8%, in 2004. Interest income for 2004 was $6.0 million higher, and included $4.8 million in 2004 associated with tax refunds. Interest costs were $11.8 million lower than in 2003, primarily due to lower average debt levels and to lower average interest rates associated with the 2004 second quarter U.S. debt issue. In addition, the stronger Canadian dollar contributed to the favourable variance in net interest costs by approximately $1.7 million.

INCOME TAXES

The Company reported a tax recovery of $3.7 million for 2004 compared to a provision for income taxes of $24.5 million in 2003. The 2004 results included a tax benefit of $39.0 million (US$31.9 million) related to the 1999 sale of EHSI’s former subsidiary, Arbor Health Care Company, primarily as a result of the issuance of additional guidance by the Internal Revenue Service (IRS) regarding the method to calculate the loss on the sale of subsidiary stock, and partially due to the settlement of an IRS audit covering the tax years ending December 1997 through December 2002. In addition, a tax benefit of $2.2 million (US$1.7 million) was recorded in 2004 relating to the IRS audit and other issues. The Company’s effective tax rate was also impacted during 2004 and 2003 from asset disposals, whose gains were sheltered by capital losses. Excluding these items, the Company’s effective tax rate in 2004 was 38.5% compared to 37.5% in 2003. The increase in the effective rate primarily related to the change in the valuation allowance for U.S. future tax assets between the two years.

SHARE OF EQUITY ACCOUNTED EARNINGS

The Company reported its share of equity accounted earnings of $9.4 million ($0.14 per diluted share) in 2004 compared to $18.9 million ($0.27 per diluted share) in 2003. The Company’s equity share of earnings in 2003 included non-recurring income of $9.4 million ($0.14 per diluted share) associated with Crown Life’s recording of a reduction of provisions previously set up for certain contingent liabilities.

— p.27 —

Extendicare Inc.

Fiscal Year 2003 Compared with 2002

Extendicare’s net earnings increased to $60.7 million ($0.86 per diluted share) in 2003 compared to $18.9 million ($0.26 per diluted share) in 2002. The Company’s 2003 share of earnings of Crown Life of $18.9 million included $9.4 million ($0.14 per share) related to the recording by Crown Life of a reduction in provisions previously set up for certain contingent liabilities. Net earnings from health care operations rose $30.4 million to $41.8 million in 2003, with improvements from both the U.S. and Canadian operations. Improvements from U.S. operations were primarily due to management’s continued emphasis on growing revenue, particularly through increased Medicare patient census. Growth in Canadian operations stemmed primarily from the new Ontario nursing homes, improved performance from the home health care business, and new management contracts. In addition, funding changes improved operations on both sides of the border.

(millions of dollars except per share amounts)	2003	2002	Change

Earnings from health care
United States	28.0	1.6	26.4
Canada	13.8	9.8	4.0

	41.8	11.4	30.4
Share of equity accounted earnings	18.9	7.5	11.4

Net earnings	60.7	18.9	41.8

Diluted earnings per share	0.86	0.26	0.60

The average exchange rates used to translate the results of the U.S. operations to Canadian dollars were: 1.4015 for 2003 and 1.5704 for 2002. The stronger Canadian dollar compared with the foreign exchange rate used for 2002 had a $3.4 million negative impact on 2003 net earnings.

REVENUE

Revenue increased by $138.2 million, or 8.0%, over the prior year, before the impact of: the change in the foreign exchange rate of $148.3 million; the ceasing of its B.C. home health care operations of $22.8 million; and the sale of an Alberta nursing home of $1.3 million. The U.S. operations contributed $86.8 million to this increase and the Canadian operations contributed $51.4 million.

(millions of dollars unless otherwise noted)	2003	2002	Change	Change (%)

Revenue
United States in its functional currency (US$)	878.2	822.8	55.4	6.7
Translation to Canadian dollars	352.5	469.4	–	–

United States (C$)	1,230.7	1,292.2	(61.5)	(4.8)
Canada	493.9	466.6	27.3	5.9

	1,724.6	1,758.8	(34.2)	(1.9)

Average US/Canadian dollar exchange rate	1.4015	1.5704

— p.28 —

2004 Annual Report

MD&A

Revenue – U.S. Operations

Revenue from U.S. operations grew 6.7% in its functional currency to US$878.2 million. The improvement of US$55.4 million over 2002 was due to several factors as summarized below, and explained in the discussion that follows.

(US$ millions)

26.6	–	increase (decrease) in nursing home resident census (Medicare $33.2 million, Medicaid $(2.5) million and private/other $(4.1) million);
19.5	–	increase (decrease) in average nursing home rates (Medicare $(4.7) million, Medicaid $16.0 million, and private/other $8.2 million);
6.8	–	increase in nursing home resident ancillary services, primarily therapy and rehabilitative services;
1.2	–	improvement from outpatient therapy services;
2.2	–	improvement in assisted living operations due to higher rates and resident census;
0.9	–	favourable change in Medicare and Medicaid settlements; and a
(1.8)	–	decline in other revenue, primarily related to lower lease income on the 2002 sale of homes.

Key Medicare and Medicaid statistics for the U.S. nursing home operations are summarized in the following table.

U.S. Nursing Home Operating Statistics	2003	2002	Change (%)

Average daily census (same-facility basis)
Medicare	1,997	1,699	17.5
Private/other	2,222	2,291	(3.0)
Medicaid	8,682	8,737	(0.6)

Total	12,901	12,727	1.4

Medicare as a percent of total census (same-facility basis)	15.5	13.4
Medicaid as a percent of total census (same-facility basis)	67.3	68.6

Average percentage occupancy (same-facility basis)	91.5	90.3

Average revenue rate by payor source (US$)(1)
Medicare Part A and B	326.31	331.23	(1.5)
Private/other	183.76	170.86	7.6
Medicaid	131.31	126.03	4.2
Medicare Part A	298.81	305.21	(2.1)

(1)	Excludes prior period settlement adjustments.

Average U.S. nursing home occupancy in 2003 climbed to 91.5% from 90.3% in 2002, resulting in higher revenue of US$26.6 million. In particular, Medicare patient census improved to 15.5% of total nursing home resident census in 2003 from 13.4% in the prior year, which accounted for US$33.2 million of the additional revenue. This was partially offset by a lower number of private-pay and Medicaid payor source residents.

Revenue in 2003 improved US$19.5 million due to the higher average daily Medicaid and private-pay rates, partially offset by a lower average daily Medicare rate. As discussed under “Significant Developments in 2004 and 2003 – Legislative Actions Affecting U.S. Revenue”, CMS reduced Medicare Part A rates on October 1, 2002, which resulted in a lower average daily Medicare Part A rate of US$292.93 for EHSI during the first nine months of 2003, in comparison to US$311.55 during the same period of 2002. On October 1, 2003, CMS implemented an Administrative Fix, which reinstated some of the funding lost in 2002. This in combination with the annual inflationary increase and an improvement in EHSI’s Medicare patient acuity mix raised EHSI’s average daily Medicare Part A rate to US$315.61 during the fourth quarter of 2003. Average daily Medicaid rates increased 5.1% in 2003 relative to 2002. For a number of states, the increase was primarily attributable to higher acuity care levels and funding for increased state assessment fees and taxes. In addition, EHSI’s average daily Medicaid rate was impacted by settlement

— p.29 —

Extendicare Inc.

adjustments for prior periods. Excluding these settlement adjustments, EHSI’s average daily Medicaid rate was US$131.31 for 2003 relative to US$126.03 in 2002, a rise of 4.2%. The average rates from private and other payor sources increased 7.6% in 2003 from 2002, primarily due to a shift in lower paying private-pay residents to Medicare, and increases in rates received from health state maintenance organizations.

During 2003 favourable prior year Medicare and Medicaid adjustments of US$0.9 million were realized in comparison to 2002. A recovery of US$4.2 million in Medicaid revenue occurred in 2003 as a result of a favourable court decision in the State of Ohio relating to the recovery of alleged government overpayments for adjudicated Medicaid cost report periods. Medicaid cost settlements for prior year cost reports increased revenue by US$1.1 million in 2003, compared to US$1.7 million in 2002. During 2003 the Company recorded a provision, or contractual revenue adjustment, of US$2.7 million related to prior year Medicare settlement receivables.

Revenue – Canadian Operations

Revenue for 2003 from Canadian operations improved by $51.4 million, or 11.7%, after adjusting for ceased operations which accounted for a $24.1 million year-over-year decline. The improvement from continuing operations was due to: the opening of four Ontario nursing homes in 2003 and one in May of 2002, which contributed approximately $16.9 million; funding enhancements for long-term care services to support greater care and staffing needs of approximately $20.5 million; improvements in ongoing home health care operations of $11.7 million; and $2.3 million from additional management contracts and other miscellaneous revenue. Funding for long-term care services increased in Ontario and Alberta during the third quarter of 2003 as discussed under “Significant Developments in 2004 and 2003 – Legislative Actions Affecting Canadian Revenue”.

Hours of service provided by the home health care operations improved to 4.87 million from 4.68 million in 2002, excluding the ceased B.C. operations. In Ontario ParaMed contracts the majority of its services with the CCACs. During 2002 the CCACs restricted the number of home care hours to all providers in response to budget constraints. While this did not affect the number of contracts awarded to ParaMed, it did affect the hours provided under such contracts. This eased somewhat in 2003, as ParaMed’s volumes in Ontario increased over 2002 as a whole. However, ParaMed did experience a 2.3% drop in volumes, or 29,000 hours, in the fourth quarter of 2003 in comparison to the third quarter of 2003 due to continued pressure from the CCACs.

EBITDA

EBITDA rose $26.5 million, or 16.5%, to $186.8 million in 2003, and as a percent of revenue increased to 10.8% from 9.1% in the prior year. In 2003 EBITDA was negatively impacted by $16.9 million as a result of applying the lower 2003 average foreign exchange rate of 1.4015 versus the 2003 rate of 1.5704 on translation of the U.S. operations.

		% of		% of	EBITDA	EBITDA
(millions of dollars unless otherwise noted)	2003	Revenue	2002	Revenue	Change	Change (%)

EBITDA
United States in its functional currency (US$)	100.3	11.4	76.7	9.3	23.6	30.8
Translation to Canadian dollars	40.3	—	43.8	—	—	—

United States (C$)	140.6	11.4	120.5	9.3	20.1	16.7
Canada	46.2	9.4	39.8	8.5	6.4	16.1

	186.8	10.8	160.3	9.1	26.5	16.5

Average US/Canadian dollar exchange rate	1.4015		1.5704

— p.30 —

2004 Annual Report

MD&A

EBITDA – U.S. Operations

U.S. EBITDA grew 30.8% in its functional currency to US$100.3 million. As a percent of revenue, EBITDA improved to 11.4% from 9.3% in 2002. Revenue improvements of US$55.4 million discussed previously were partially offset by a US$31.8 million rise in operating, administrative and lease costs. Higher overall costs were primarily related to the rise in number of residents served, in addition to inflationary increases. Further details are provided in the following table.

(US$ millions)

23.8	–	rise in labour-related costs of 4.5%, which included an average wage rate increase of 3.2% in nursing home operations;
4.4	–	higher state assessments and bed taxes imposed in association with the Medicaid funding changes;
3.9	–	rise in drug costs due to higher resident census, Medicare mix and prices;
1.9	–	higher professional fees primarily related to legal fees and nursing consulting;
0.6	–	increase in utility costs;
(2.4)	–	decrease in lease costs, approximately half due to the acquisition of previously leased facilities and the rest due to the termination of equipment leases; and
(0.4)	–	decline in other costs.

EBITDA – Canadian Operations

EBITDA from Canadian operations increased 16.1% to $46.2 million from $39.8 million in the prior year. The ceased operations negatively impacted EBITDA by approximately $1.1 million. As a percent of revenue, EBITDA improved to 9.4%. The $51.4 million improvement in revenue discussed above was partially offset by a $43.9 million rise in total operating, administrative and lease costs, excluding those associated with the ceased operations. Items of note were: additional costs of approximately $14.2 million associated with the new Ontario facilities; a rise of approximately $24.0 million, or 7.4%, in labour-related costs in remaining operations; and a $5.7 million increase in other operating costs. Increased labour costs were related to higher wage rates and increased staffing levels to enhance resident care and to accommodate the increased hours of service in the home health care operations.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization costs declined by $5.3 million, or 7.7%, in 2003 primarily due to the change in the foreign exchange rate, partially offset by an increase of $1.1 million associated with the new Ontario nursing homes.

INTEREST

Net interest costs declined by $4.3 million, or 6.9%, in 2003 due to the change in the foreign exchange rate, which reduced costs by about $5.0 million; the receipt of $1.7 million of unaccrued interest income; higher net interest costs of about $3.0 million due to the financing of the new Ontario nursing homes; with the remainder due to higher average debt levels, partially offset by lower average rates on debt in the U.S. operations. The interest rate swap and cap agreements in place on the U.S. debt reduced interest costs by $6.3 million in 2003 and $1.9 million in 2002.

INCOME TAXES

The provision for income taxes for 2003 was $24.5 million compared to $11.2 million in 2002. The effective tax rate was 37.0% for 2003, compared to 49.5% in 2002. The Company’s effective tax rate declined in the fourth quarter of 2003 due to the improvement in its U.S. operations taxable earnings, enabling a higher utilization of state net operating losses not previously benefited. Also, the effective tax rate was higher in 2002 due to a shift in income between taxable and non-taxable entities and as a result of not having tax benefited operating losses in the Company’s captive insurance company.

SHARE OF EQUITY ACCOUNTED EARNINGS

Extendicare’s share of equity accounted earnings increased to $18.9 million ($0.27 per diluted share) for 2003 from $7.5 million ($0.10 per share) in the prior year. Results for the first quarter of 2003 included Extendicare’s share of non-recurring income of $9.4 million ($0.14 per diluted share) as Crown Life recorded a reduction of provisions previously set up for certain contingent liabilities.

— p.31 —

Extendicare Inc.

Liquidity and Capital Resources

SOURCES AND USES OF CASH

At December 31, 2004, the Company had cash and cash equivalents of $156.2 million, compared with $74.8 million at December 31, 2003.

Cash flow generated from operations before working capital changes improved to $207.8 million in 2004, compared to $92.8 million and $94.6 million in 2003 and 2002, respectively. During 2004, the Company received cash dividends from Crown Life totalling $82.4 million, compared to none received in 2003, and $22.0 million received in 2002. A portion of the Crown Life dividends received in 2004 were classified as a return of investment on the cash flow statement, and $68.3 million was classified as part of cash from operations. The increase in earnings and reduction in payments for resident care liability claims accounted for the remaining improvements.

Cash flow from the net change in operating working capital (excluding cash and borrowings included in current liabilities) reflected a source of cash of $16.2 million, $7.9 million and $2.3 million in 2004, 2003 and 2002, respectively. The Company has improved its collection efforts with regards to its receivables. In 2002 working capital was impacted by an increase in taxes recoverable as a result of the change in the U.S. tax loss carryback period from two to five years.

Cash provided by investing activities was $3.9 million in 2004, and included a $14.1 million return of investment from Crown Life. Excluding this, cash used for investing activities was $10.2 million, $65.8 million and $40.1 million in 2004, 2003 and 2002, respectively. Property and equipment expenditures, excluding acquisitions, were net of capital lease financing, and were $69.1 million in 2004, $64.3 million in 2003 and $53.1 million in 2002. The portion of these expenditures related to the growth of the business – such as construction of facilities and bed additions – were approximately $24.0 million, $26.0 million and $11.8 million in these years, respectively. The Company spent $19.5 million and $6.0 million on its U.S. construction projects during 2004 and 2003, respectively. The remaining construction costs, in addition to those incurred in 2002, related to the Canadian operations 11 new Ontario homes, the last of which was completed in 2004. The Ontario nursing home expenditures were net of costs paid directly by BCP under capital lease arrangements of $11.4 million and $30.4 million in 2003 and 2002, respectively. The Company’s property and equipment expenditures for periodic capital improvements and routine replacement of capital items totalled $45.1 million, $38.3 million and $41.3 million over the past three years, respectively. These expenditures have fluctuated due to the timing of major renovation projects to enhance existing facilities. Acquisition costs of $8.8 million in 2004 related to the purchase of four Indiana facilities in June and a Washington facility that was previously operated under lease arrangements in February. Acquisition costs in 2003 and 2002 of $5.3 million and $11.0 million, respectively, also related to the purchase of U.S. nursing homes. During 2004 the Company received net cash proceeds of $42.5 million: $22.5 million of which related to the disposal of three Canadian nursing and retirement homes; $13.6 million related to the final settlement of the Greystone transaction; and $6.4 million resulted from the disposal of four U.S. nursing and assisted living centres. Disposal activities during 2003 and 2002 generated cash proceeds of $2.0 million and $19.7 million, respectively. Proceeds from other assets of $25.2 million in 2004 included $27.2 million of cash proceeds received on the settlement of the Tandem notes receivable.

The Company used cash of $143.8 million in financing activities during 2004, compared to $2.9 million and $29.9 million in 2003 and 2002, respectively. The Company’s U.S. operations issued new debt and retired existing long-term debt during each of 2004 and 2002, which resulted in financing costs of $16.5 million and $13.2 million, respectively. The U.S. debt issue, proceeds from asset disposals, collection of notes receivable and improved earnings enabled the early retirement of debt in 2004.

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2004 Annual Report

MD&A

CAPITAL STRUCTURE

(millions of dollars unless otherwise noted)	2004	2003	2002

Share capital (including contributed surplus)
Multiple Voting and Subordinate Voting shares	295.5	294.6	299.1
Preferred shares	17.2	17.7	18.2

	312.7	312.3	317.3
Retained earnings (deficit)	151.9	32.0	(26.5)
Foreign currency translation adjustment account	(7.6)	12.1	67.2

Shareholders’ equity	457.0	356.4	358.0

Long-term debt, including current portion	620.9	757.5	852.9

Long-term debt to equity (ratio)	1.36:1	2.13:1	2.38:1
Multiple Voting and Subordinate Voting shares (number at period end)	68,592,078	68,487,903	69,664,103
US/Canadian dollar exchange rate (at period end)	1.2020	1.2965	1.5776

		Number of	Closing
	TSX	Shares	Market
Share Information (at January 31, 2005)	Stock Symbol	Outstanding	Value (1)

Subordinate Voting Shares	EXE.SV	56,748,336	$18.85
Multiple Voting Shares	EXE.MV	11,904,992	19.00
Class I Preferred Shares
Cumulative Redeemable, Series 2	EXE.PR.B	100,305	24.75
Adjustable Dividend, Series 3	EXE.PR.C	93,310	22.00
Adjustable Dividend, Series 4	EXE.PR.D	241,240	24.25
Class II Preferred Shares, Series 1	EXE.PR.E	382,979	20.50

(1)	Per the Toronto Stock Exchange.

Effective November 15, 2004, Extendicare’s trading symbols for its two classes of common stock listed on the Toronto Stock Exchange changed. The symbol for the Company’s Multiple Voting Shares changed from EXE to EXE.MV. The symbol for the Subordinate Voting Shares changed from EXE.A to EXE.SV. In addition, the Company’s trading symbol for its Subordinate Voting Shares listed on the New York Stock Exchange changed from EXE.A to EXE.

The closing rates used to translate assets and liabilities of the U.S. operations were 1.2020 at December 31, 2004, 1.2965 at December 31, 2003, and 1.5776 at December 31, 2002. As a result of the stronger Canadian dollar, the assets of the Company’s U.S. operations declined by $71.1 million at the end of 2004 and liabilities declined by $51.3 million, with the net change resulting in a decrease in the foreign currency translation adjustment account to a debit position of $7.6 million. The impact of the stronger Canadian dollar at the end of 2003 in comparison to 2002 resulted in a $246.5 million decrease in assets and a $191.4 million decline in liabilities.

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Extendicare Inc.

Long-term Debt

The terms and conditions of the Company’s long-term debt obligations are disclosed in the notes to the 2004 consolidated financial statements. Below is a description of the significant changes in the Company’s long-term debt and associated financial instruments that occurred during the year.

During the second quarter of 2004, EHSI issued US$125.0 million aggregate principal amount of 6.875% Senior Subordinated Notes due May 2014, and retired its 9.35% US$200.0 million Senior Subordinated Notes due 2007. The 2014 Notes were issued at a price of 97.5001% of par to yield 7.23%. The net proceeds from the 2014 Notes were approximately US$117.4 million (net of a US$3.1 million discount and fees and expenses of US$4.5 million). In addition, EHSI terminated its related interest rate swap and cap arrangements on a notional US$150.0 million, and entered into new interest rate swap and cap arrangements on a notional US$275.0 million.

Long-term debt, including the portion due within one year, declined $136.6 million to $620.9 million at December 31, 2004. The change in the foreign exchange rate on translation of U.S. dollars decreased long-term debt by $26.0 million. Increases in long-term debt during 2004 totalled $172.5 million and related to: the issuance of the 2014 Notes for proceeds of $163.1 million; the issuance of $8.3 million of notes payable; and a $1.1 million increase in capital lease obligations. Repayments of long-term debt totalled $283.1 million during 2004, and related to: the redemption of the 2007 Notes of $229.4 million; the early retirement of $29.9 million (US$22.5 million) of Industrial Development Revenue Bonds; the early retirement of $9.8 million in mortgages associated with the three sold Canadian homes; and the refinancing of $7.4 million of notes payable; and $6.6 million of scheduled regular repayments.

After taking into account interest rate swap agreements, the weighted average interest rate of all long-term debt at December 31, 2004 was approximately 7.3%, compared to 7.8% at December 31, 2003. In addition, after considering swap agreements in place to convert fixed-rate debt to floating rates, 44.5% of the long-term debt was effectively at fixed rates at the end of 2004. The Company is in compliance with all of its financial covenants as of December 31, 2004.

Credit Ratings

In April 2004 EHSI’s 9.5% Senior Notes due 2010 (the “2010 Senior Notes”) were upgraded by Moody’s Investors Service Inc. (Moody’s) from “B2” to “B1”. The 2014 Notes issued in April were assigned a “B-” rating by Standard & Poor’s Ratings Service (S&P), and EHSI’s Credit Facility was assigned a “BB-” rating. The table below summarizes EHSI’s debt credit ratings as at December 31, 2004.

	S&P	Moody’s

2010 Senior Notes	B	B1
2014 Notes	B-	B2
Credit Facility	BB-	N/A

2014 Notes

The 2014 Notes were issued pursuant to Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended. In August 2004 EHSI completed its offer to exchange new 2014 Notes that had been registered under the Securities Act for the 2014 Notes issued in April. The terms of the new 2014 Notes are identical to those issued in April, and are fully and unconditionally guaranteed on a senior subordinated unsecured basis, jointly and severally, by all of EHSI’s existing and future significant U.S. domestic subsidiaries, by all of its existing and future U.S. domestic subsidiaries that guarantee or incur any indebtedness and by any other existing and future significant subsidiaries or restricted subsidiaries of EHSI that guarantee or otherwise provide direct credit support for indebtedness of EHSI or any of its U.S. domestic subsidiaries. The 2014 Notes and guarantees are general unsecured obligations of EHSI and its subsidiaries.

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2004 Annual Report

MD&A

Amendment and Restatement of Credit Facility

In connection with the April 2004 issuance of the 2014 Notes, EHSI amended and restated its Credit Facility that was established in June 2003, the terms of which include the following changes, among other things:

•	a two-year maturity extension to June 28, 2009;

•	an additional US$50.0 million of senior secured financing on a revolving basis, resulting in total borrowing capacity of US$155.0 million;

•	an interest rate spread ranging from the Eurodollar rate plus 2.50% per annum to 3.25% per annum or the base rate plus 1.50% per annum to 2.25% per annum, subject, in each case, to adjustments based on EHSI’s senior leverage ratio;

•	a commitment fee of 0.50% per annum on the undrawn capacity regardless of utilization; and

•	changes to the collateral securing the Credit Facility to permit EHSI to substitute certain assets with other assets.

The Credit Facility is used to back letters of credit and for general corporate purposes. Borrowings under this facility bear interest, at EHSI’s option, at the Eurodollar rate or the base rate, plus applicable margins. As of December 31, 2004, the Company had no borrowings under the Credit Facility. The unused portion of the Credit Facility that is available for working capital and corporate purposes, after reduction for outstanding letters of credit of US$23.9 million, was US$131.1 million as of December 31, 2004.

The Credit Facility is secured by a perfected, first priority security interest in certain tangible and intangible assets and all of EHSI’s capital stock and the capital stock of its subsidiary guarantors. The Credit Facility is also secured by a pledge of 65% of the voting stock of EHSI’s foreign subsidiaries, including its subsidiary guarantor’s foreign subsidiaries, if any. The Credit Facility contains customary covenants and events of default and is subject to various mandatory prepayment and commitment reductions. EHSI is permitted to make voluntary prepayments at any time under the Credit Facility. The Credit Facility requires that EHSI complies with various financial covenants, including fixed charge coverage, debt leverage, and tangible net worth ratios.

In January 2005 EHSI amended its Credit Facility to accommodate the ALC acquisition. The ALC debt will be non-recourse to EHSI and the debt and earnings of ALC will be excluded from EHSI’s existing financial covenants under its Credit Facility. In addition, EHSI will be restricted from borrowing further within its Credit Facility and under ALC’s credit facility to finance any potential ALC operating deficiencies. ALC’s cash flow will be retained within the ALC’s operations.

Interest Rate Swap and Cap Arrangements

In April 2004 coterminous with the redemption of its 2007 Notes, EHSI terminated its related interest rate swap and cap agreements. To hedge its exposure to fluctuations in the market value, EHSI entered into two new interest rate swap and two new interest rate cap agreements relating to the 2010 Senior Notes and 2014 Notes, for a notional US$275.0 million. The interest rate swap arrangements are designated as highly effective fair value hedges, and as a result, changes in market value of the swaps are offset by changes in market value of the hedged debt instruments. EHSI uses the interest rate cap arrangements to offset possible increases in interest payments under the respective swaps caused by increases in market interest rates over a certain level. Under the terms of the cap arrangements, the counterparty can call the cap if the respective swap is terminated. Neither of the cap arrangements qualifies as a hedging instrument under GAAP, and therefore, changes in market value are recorded in earnings.

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Extendicare Inc.

With respect to the 2010 Senior Notes, EHSI entered into an interest rate swap agreement expiring July 1, 2010, with a notional amount of US$150.0 million (the “2010 Swap”). The 2010 Swap effectively converted up to US$150.0 million of fixed-rate indebtedness into variable-rate indebtedness. Under the terms of the 2010 Swap, the counterparty can call the swap at any time on or after July 1, 2006, with payments as determined under the agreement. This call option is a mirror image of the embedded call option in the debt instrument. EHSI also entered into an interest rate cap agreement expiring July 1, 2010, with a notional amount of US$150.0 million (the “2010 Cap”). Under the terms of the 2010 Cap, EHSI paid an upfront fee of US$3.5 million to the counterparty, and the change in fair value of this fee is recorded in the statement of earnings. EHSI will receive a variable rate of interest equal to the excess, if any, of the six-month LIBOR, adjusted semi-annually, over the cap rate of 7%.

With respect to the 2014 Notes, EHSI also entered into an interest rate swap agreement expiring May 1, 2014, with a notional amount of US$125.0 million (the “2014 Swap”). This agreement effectively converted up to US$125.0 million of fixed-rate indebtedness into variable-rate indebtedness. Under the terms of the 2014 Swap, the counterparty can call the swap at any time on or after May 1, 2009, with payments as determined under the agreement. This call option is a mirror image of the embedded call option in the debt instrument. EHSI also entered into an interest rate cap agreement expiring May 1, 2014, with a notional amount of US$125.0 million (the “2014 Cap”). Under the 2014 Cap, EHSI pays a fixed rate of interest equal to 0.75% to the counterparty and receives a variable rate of interest equal to the excess, if any, of the six-month LIBOR, adjusted semi-annually, over the cap rate of 7%.

As of December 31, 2004, the fair value of the 2010 Cap was an asset of $1.2 million (US$1.0 million), and the fair value of the 2014 Cap was a liability of $6.3 million (US$5.2 million). The fair values of the interest rate caps are dependent on the projected six-month LIBOR, which is influenced by long-term rates, and the volatility of these rates. As a result of a decline in the volatility of rates at December 31, 2004, the value of EHSI’s interest rate caps declined and resulted in a valuation adjustment expense of $10.4 million (US$8.0 million).

Normal Course Issuer Bid and Purchase Obligation

The Company has been acquiring its common shares for cancellation since 1998 pursuant to normal course issuer bids. Since 1998 the Company has acquired 8,141,100 Multiple Voting and Subordinate Voting shares at a cost of $39.8 million, or an average cost of $4.89 per share. During 2004 the Company acquired 463,800 Subordinate Voting and Multiple Voting shares at a cost of $6.7 million, or an average cost of $14.54 per share. The reduction in preferred shares related to the Company’s annual obligation to purchase its Class I, Preferred Shares Series 2, whereby the Company is obliged to make its best efforts to acquire 71,637 of these shares annually on the open market.

A copy of the current normal course issuer bid, filed on November 29, 2004, may be obtained by contacting the Corporate Secretary of the Company. The current bid expires on November 28, 2005, and is for the purchase and cancellation of up to 2,800,000 Subordinate Voting Shares, 590,000 Multiple Voting Shares and 19,000 Class II Preferred Shares, Series 1.

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md&a

2004 Annual Report

Stock Option Plan

In May 2004 the Company’s Board of Directors, with the approval of the Toronto Stock Exchange, amended the Company’s Subordinate Voting Share stock option plan to add the ability to grant tandem share appreciation rights (SARs) with option grants (the “Stock Option Plan”). Tandem SARs give participants the right to choose to exercise a SAR instead of the corresponding option. When a SAR is exercised the participant receives, at the election of the Company, either a payment in cash or the equivalent value of Subordinate Voting Shares acquired on the open market, equal to the difference between the closing price of the Subordinate Voting Shares and the exercise price of the option. Awards pursuant to the Company’s Stock Option Plan are exercisable only to the extent that the option has vested, such period not to exceed 10 years, as determined by the Board of Directors at the time of granting. The Company has not increased the number of Subordinate Voting Shares reserved for issuance under its Stock Option Plan, and to the extent that awards pursuant to the Stock Option Plan result in the exercise of SARs, the equivalent number of Subordinate Voting Shares will be reduced from the number reserved and available under the Stock Option Plan for future grants. Awards that include tandem SARs are accounted for on the fair value basis so that the change in fair value of the underlying Subordinate Voting Shares is recognized in earnings.

A total of 3,815,000 Subordinate Voting Shares have been reserved under the Stock Option Plan, of which a total of 2,122,775 Subordinate Voting Shares have been granted. Of the options granted, 893,900 were exercisable at a weighted average exercise price of $3.62. During 2004, 440,000 options were awarded at a weighted average exercise price of $14.57, and included tandem SARs. The grants vest equally over the first four years and expire at the end of 10 years. During 2004, 567,975 Subordinate Voting Shares were issued on the exercise of stock options.

FUTURE LIQUIDITY AND CAPITAL RESOURCES

Management believes that cash from operations, anticipated growth, together with available bank credit facilities will be sufficient for the foreseeable future to support ongoing operations and capital expenditures, service debt obligations and pay dividends. At December 31, 2004, EHSI had cash and cash equivalents of US$29.6 million and US$131.1 million available under its revolver loan, and Extendicare’s Canadian operations had cash and available bank lines totalling $121.6 million.

As discussed under “Subsequent Event”, in order to acquire ALC on January 31, 2005, the Company drew US$60.0 million on EHSI’s revolver loan, used EHSI’s available cash of approximately US$29.0 million, and used cash from Extendicare’s Canadian operations of $66.1 million (US$55.0 million). Management believes that cash from operations, inclusive of the ALC acquisition, together with the collective available sources of liquidity will be sufficient for the foreseeable future to fund capital expenditures, service debt obligations and pay dividends.

On February 22, 2005, the Company’s Board of Directors declared the first quarterly dividend on its common shares since 1991. The Board declared a dividend of $0.05 payable on May 16, 2005, on its Subordinate Voting Shares and $0.025 on its Multiple Voting Shares. Based on the number of common shares currently outstanding, this translates to an annual dividend payout of $12.5 million. Future declarations of dividends are at the discretion of the Board of Directors.

EHSI is in the midst of completing Phase I and II of its construction program. Phase I consists of seven new developments to add 166 units, of which four projects for 106 units were completed in 2004, and the remainder are to be completed in 2005. Phase II represents eight new developments to add 334 units during 2005 and 2006. To the end of 2004, the Company had spent $25.5 million (US$19.4 million) on these projects, and estimates a further $39.2 million (US$32.6 million) will be required to complete them, for which EHSI has purchase commitments of $15.1 million (US$12.6 million) outstanding at the end of 2004.

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Extendicare Inc.

The table below provides aggregated information about the Company’s contractual obligations at December 31, 2004. The table excludes self-insured liabilities, pension and other retirement benefit obligations, which are discussed in notes 9 and 17 of the 2004 consolidated financial statements.

(millions of dollars)	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years

Canadian operations
Long-term debt	136.8	3.7	18.1	25.1	89.9
Capital lease obligations	287.4	13.0	25.9	25.9	222.6
Operating lease obligations	6.8	1.7	2.1	1.5	1.5
United States operations
Long-term debt	350.9	1.3	5.8	5.8	338.0
Operating lease obligations	53.9	10.2	11.2	8.8	23.7

Accrual for Self-insured Liabilities

At the end of 2004, the Company’s accrual for self-insured general and professional liabilities was $78.5 million compared to $95.4 million at the beginning of the year. Claims payments, net of the current period provision, decreased the accrual by $10.7 million in 2004, with the change in the foreign exchange rate accounting for a further $6.1 million decline. The accrual for self-insured liabilities includes estimates of the costs of both reported claims and claims incurred but not yet reported. Provisions recorded in 2004, 2003 and 2002 for potential general and professional liability claims were $13.8 million, $13.0 million and $14.7 million, respectively. Payments for self-insured liabilities in the past three years were $24.5 million, $31.5 million and $50.7 million, respectively. Payments made for resident care liability claims have been in excess of the current accrual levels because the Company is still settling claims related to its discontinued operations, for which provisions were previously recorded. The Company exited the nursing home markets of the highly litigious States of Florida and Texas in 2000 and 2001, respectively. Payments made for these claims have tapered off, reflecting the wind-down of claims associated with these discontinued operations. Management anticipates that all claims associated with the past Florida and Texas operations will be settled by the end of 2006. Exclusive of claims pertaining to these disposed operations, the growth of claims has increased, but within management’s projections. The Company completed an independent actuarial review as part of the year-end audit, which confirmed the adequacy of the balance sheet reserves for resident care liability claims. The Company estimates that $30.1 million of the accrual for self-insured general and professional liabilities will be paid within the next fiscal year. The timing of payments is not directly in the Company’s control and therefore, estimates could change in the future. Management believes the Company has provided sufficient reserves as of December 31, 2004 for estimated costs of self-insured liabilities.

The Company invests funds to support the accrual for self-insured liabilities. These funds are reported in other assets on the balance sheet, and totalled $48.9 million at the end of 2004, compared to $40.6 million at the end of 2003. Most of the risks that the Company self-insures are long-term in nature and, accordingly, claims payments for any particular policy year occur over a long period of time. The Company believes that it has sufficient cash resources to meet its estimated current claims payment obligations.

RELATED PARTY TRANSACTIONS

Extendicare Inc. made an investment of $0.1 million in 2004, and $2.5 million in 2003, in Salumatics Inc. (“Salumatics” – formerly THiiNC Information Management Inc.), a provider of electronic health information and record management services. The Chairman and one other Director of Extendicare are board members of Salumatics, and three Directors of Extendicare are either direct or indirect shareholders of Salumatics. In addition, the Chairman of Extendicare serves as Chairman and Chief Executive Officer of a company that holds an equity interest in Salumatics and has a contract to provide management services to Salumatics.

Extendicare paid rent to Crown Life for the rental of certain office premises until the end of June 2004, which for the first six months of 2004 was $0.7 million, compared to $1.3 million in each of the 2003 and 2002 years.

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2004 Annual Report

OFF-BALANCE SHEET ARRANGEMENTS

The Company has two interest rate swap arrangements, as discussed under “Liquidity and Capital Resources –Capital Structure – Interest Rate Swap and Cap Arrangements”. As of December 31, 2004, the fair value of the interest rate swaps designated as fair value hedges is an asset of $0.4 million (US$0.3 million) and is offset by a corresponding change in the fair value of the hedged long-term debt obligation, both of which are off-balance sheet amounts.

Critical Accounting Policies and Estimates

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP. For a full discussion of the Company’s accounting policies as required by GAAP, see the accompanying notes to Extendicare’s December 31, 2004 audited consolidated financial statements. Management considers the Company’s accounting policies discussed below to be critical to an understanding of the Company’s financial statements because their application requires significant judgement and reliance on estimations of matters that are inherently uncertain. Specific risks related to these critical accounting policies are also described below.

REVENUE RECOGNITION AND ACCOUNTS RECEIVABLE

Approximately 77% of the Company’s U.S. operations revenue was derived from services provided under various federal or state medical assistance programs during 2004. EHSI records its nursing home revenue in the period in which the services and products are provided at established rates less contractual adjustments. Contractual adjustments include differences between the Company’s established billing rates and amounts estimated by management as reimbursable under various reimbursement formulas or contracts in effect. Estimation differences between final settlements and amounts recorded in previous years are reported as adjustments to revenue in the period such settlements are determined. Due to the complexity of laws and regulations governing the federal and state reimbursement programs, there is a possibility that recorded estimates may change by a material amount.

In Canada, the fees charged by ECI for its nursing centres and home health care services are regulated by provincial authorities. Accordingly, provincial programs fund a substantial portion of these fees, with the remainder paid by individuals. Ontario is ECI’s largest market for both its long-term care and home health care services. It represented approximately 73% of ECI’s total revenue in 2004. Funding for Ontario nursing centres is based on reimbursement for the level of care provided. The provincial government allocates funds, or envelopes, for services such as nursing, programs, food and accommodation. ECI receives a fixed amount per resident day for accommodation and may retain any excess over costs incurred. For the remaining envelopes, any deviation in actual costs from scheduled rates is either incurred by ECI (if costs exceed rates) or is returned to the government (if costs are below rates). ECI’s home health care operations received approximately 90% of their revenue from contracts tendered by locally administered provincial agencies in 2004.

The Company’s revenue from assisted living facilities is received primarily from private-pay residents, and is recorded in the period in which the services are provided at rates established by the Company based upon market conditions in the area of operation.

The Company records receivables at the net realizable value expected from federal, state and provincial reimbursement programs, other third-party payors or individual residents. The Company also estimates which receivables may be collected within one year and reflects those not expected to be collected within one year as non-current assets. Management continually monitors and adjusts the allowances associated with these receivables. Allowances for bad debts from other third-party payors or from individual patients are recorded based upon a specific assessment of an account’s collection risk and the Company’s historical experience by payor type. If circumstances change, for instance due to an economic downturn resulting in higher than expected defaults or denials, management’s estimates of the recoverability of receivables could be reduced by a material amount.

Due to differences in the government funding structures for the services provided, the Company’s Canadian operations are not subject to similar risks associated with the collection of accounts receivable as are its U.S. operations. As a result, 94% of the Company’s allowance for current

— p.39 —

Extendicare Inc.

accounts receivable at December 31, 2004, is associated with its U.S. operations. The allowance for doubtful accounts for current accounts receivable totalled $13.7 million and $16.4 million at December 31, 2004 and 2003, respectively.

The Company’s portion of accounts receivable that are classified as long-term in nature are largely related to EHSI’s outstanding Medicare and Medicaid receivables as discussed under “Significant Developments in 2004 and 2003 – Medicare and Medicaid Settlement Receivables”. The general contractual allowance for these non-current accounts receivable totalled $3.6 million and $11.0 million at December 31, 2004 and 2003, respectively.

VALUATION OF ASSETS AND ASSET IMPAIRMENT

The Company periodically assesses the recoverability of long-lived assets when there are indications of potential impairment based on estimates of undiscounted future cash flows. In performing these analyses, the Company considers such factors as current results, trends and future prospects, current market value and other economic and regulatory factors.

Goodwill and other intangible assets with an indefinite life are tested for impairment at least annually. Goodwill is allocated to reporting units and any potential impairment is identified by comparing the fair value of each reporting unit and the value of other assets in that reporting unit. The amount of any impairment is calculated by comparing the estimated fair market value with the carrying value of the related asset.

A substantial change in estimated future cash flows for these assets could materially change their estimated fair values, possibly resulting in additional impairment. Changes that may impact future cash flows include, but are not limited to, competition in the marketplace, decreases in government funding, increases in wages or other operating costs, increased litigation and insurance costs, and increased operational costs resulting from changes in legislation and regulatory scrutiny. As detailed in note 2 of the 2004 consolidated financial statements, the loss from impairment of assets was $10.5 million in 2004, and $8.4 million in 2002.

SELF-INSURED LIABILITIES

Insurance coverage for resident care liability and other risks has become increasingly difficult to obtain. The Company self-insures for certain risks related to comprehensive general and professional liability, auto liability, health benefits, employers’ liability and workers’ compensation. The Company obtains reinsurance coverage in amounts and with such coverage and deductibles as management deems appropriate based on the nature and risks of the business, historical experiences, availability, and industry standards.

The Company accrues for self-insured liabilities based on past trends and information received from an independent actuary. Management regularly evaluates the appropriateness of the carrying value of the self-insured liabilities through an independent actuarial review. General and professional liability claims are the most volatile and significant of the risks that the Company self-insures. Management’s estimate of the accrual for general and professional liability costs is significantly influenced by assumptions, which are limited by the uncertainty of predicting future events and assessments regarding expectations of several factors. These include, but are not limited to: the frequency and severity of claims, which can differ materially by jurisdiction; coverage limits of third-party reinsurance; the effectiveness of the claims management process; and the outcome of litigation.

Changes in the level of retained risk and other significant assumptions that underlie the Company’s estimates could have a material effect on the future carrying value of the self-insured liabilities. The Company reports its annual accrual for potential resident care liability claims on its consolidated statements of cash flows, and for the years ended 2004, 2003 and 2002, recorded a provision of $13.8 million, $13.0 million, and $14.7 million, respectively. At December 31, 2004, the Company’s accrual for self-insured general and professional liabilities totalled $78.5 million compared to $95.4 million at the beginning of the year.

FUTURE TAX ASSETS AND LIABILITIES

Future tax assets and liabilities are recognized to reflect the expected future tax consequences attributed to differences between the financial statement carrying amounts of existing

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2004 Annual Report

assets and liabilities, and their respective tax bases, and operating loss and tax credit carryforwards. Future tax assets and liabilities are measured using tax rates (enacted or substantially enacted at the balance sheet date) anticipated to apply in the periods that the temporary differences are expected to be recovered or settled. A valuation allowance is established based upon management’s estimate of whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets depends on the generation of taxable income during the periods in which those temporary differences become deductible. In making this assessment, management considers the scheduled reversal of future tax liabilities, projected future taxable income and tax planning strategies. The Company’s valuation allowance for future tax assets totalled $21.7 million and $45.8 million at December 31, 2004 and 2003, respectively.

Risks and Uncertainties

FOREIGN CURRENCY TRANSLATION

The majority of Extendicare’s operations are conducted in the United States, which accounted for over 70% of total revenue in 2004. The U.S. operations are self-sustaining and their revenues and expenses are translated at average rates of exchange in effect during the period. Assets and liabilities are translated at the exchange rates in effect at the balance sheet date. As a result, Extendicare’s financial position is subject to foreign currency translation risk, which could adversely impact its operating results. The translation effect of the strengthening of the Canadian dollar on the Company’s earnings is summarized on page 20. Based on the Company’s results for 2004, excluding any gains or losses on disposal of or impairment of assets, a one percent increase (decrease) in the Canadian dollar against the U.S. dollar decreases (increases) the Company’s pre-tax earnings by approximately $0.8 million. A similar change in the Canadian dollar would decrease (increase) the foreign currency translation account in shareholders’ equity by approximately $2.7 million.

GOVERNMENT FUNDING

The Company’s earnings are highly contingent on government funding, both in the U.S. and Canada, and the effective management of staffing and other costs of operations, which are strictly monitored through government regulatory authorities. Management is unable to predict whether governments will adopt changes in their reimbursement systems, or if adopted and implemented, what effect such initiatives would have on the Company. For instance, limitations on U.S. Medicare and Medicaid reimbursement for health care services are continually proposed. Changes in applicable laws and regulations could have an adverse effect on reimbursement levels from governmental, private and other sources. Approximately 75% of the Company’s operating and administrative costs are labour-related costs. Therefore, government funding constraints could have a significant adverse impact on the Company’s results from operations and cash flow.

MEDICARE AND MEDICAID SETTLEMENT RECEIVABLES

At December 31, 2004, EHSI had $25.6 million (US$21.3 million) in gross Medicare and Medicaid settlement receivables with a related allowance for doubtful accounts of $5.3 million (US$4.4 million), reflecting management’s estimate of the amounts collectible on Medicare and Medicaid prior period cost reports. For Medicare revenue earned prior to the implementation of the Medicare PPS and Medicaid programs with a retrospective reimbursement system, differences between revenue that is ultimately expected to be realized and amounts received are reflected as accounts receivable, or as accrued liabilities when payments have exceeded revenue that is ultimately expected to be realized. For Medicare pre-PPS claims, normally such issues are resolved during the audit process; however, general provisions for disagreements that require settlement through a formal appeal process are recorded. Though there remain certain issues to be resolved with fiscal intermediaries, the significant settlement receivable issues in respect of revenue earned prior to the implementation of PPS have now been resolved. EHSI’s Medicare settlement receivables also include amounts related to reimbursable Part A co-insurance receivables, which totalled $12.7 million (US$10.6 million) and $11.0 million (US$8.5 million) at December 31, 2004 and December 31, 2003, respectively. Although management remains confident regarding the successful settlement of these issues, an unfavourable settlement could impair EHSI’s earnings and cash flow.

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Extendicare Inc.

REGULATORY RISKS

All long-term care providers are subject to surveys and inspections by government authorities to ensure compliance with applicable laws and licensure requirements of the federal, state and/or provincial funding programs. The survey process is intended to review the actual provision of care and services. Remedies for assessed deficiencies can be levied based upon the scope and severity of the cited deficiencies. Remedies range from the assessment of fines to the withdrawal of payments under the government funding programs. Should a deficiency not be addressed through a plan of correction, a facility can be decertified from the funding program.

Government agencies have steadily increased their enforcement activity over the past several years. As a result, the Company is continually allocating increased resources to ensure compliance with applicable regulations and to respond to inspections, investigations and/or enforcement actions.

U.S. federal law requires each state to have a Medicaid Fraud Control Unit, which is responsible for investigating provider fraud and resident abuse. EHSI has an investigation currently in progress concerning resident care and funds received for Certified Nurse Assistant training at the Chippewa Falls nursing facility, which arose before the operations were transferred to Lakeside Health under a lease arrangement. EHSI has accrued for known and estimated fines and penalties to be assessed and is in final negotiations with the State of Wisconsin to settle all of these issues. EHSI is also aware of an investigation by this unit in Kentucky, but this investigation has been inactive for a substantial period of time.

ASSETS, LIABILITIES AND CONTINGENCIES RESULTING FROM U .S. DIVESTITURE PROGRAM

As a result of its divestiture program in Texas and Florida, EHSI has assumed notes from the purchasers and retained interest in, or ownership of, certain nursing home properties and entered into ongoing consulting service agreements with operators in these two states.

On December 31, 2004, the remaining assets relating to the divesture program were:

•	six nursing home properties in Florida and four in Texas, with a net book value of $16.9 million (US$14.1 million), that are leased to and operated by Senior Health Properties – South, Inc. (Senior Health – South) and Senior Health Properties – Texas, Inc. (Senior Health –Texas); and

•	12 properties in Texas, which are subleased to Senior Health – Texas.

EHSI leases four Texas properties to Senior Health –Texas and six Florida properties to Senior Health – South, with terms that expire in September and December 2006, respectively. Also, EHSI subleases 12 Texas properties to Senior Health – Texas that expire in February 2012. In addition, the Company provides ongoing consulting services to Senior Health – South and Senior Health –Texas. As at December 31, 2004, EHSI had $8.4 million (US$7.0 million) in non-current amounts receivable due from them. As a result, EHSI’s earnings and cash flow can be influenced by the financial stability of these unrelated long-term care operators.

The Company has market risk related to the value of its investment in 125,000 common shares of Omnicare that were obtained in connection with the 1998 sale of EHSI’s pharmacy operations. These were recorded at the time of sale at a cost of $5.5 million (US$4.0 million) being the Company’s carrying value at the end of 2004. The market value of the Company’s investment in Omnicare’s common stock was $5.2 million at December 31, 2004 based on its market value of US$34.62 per share. As part of the sale transaction, the Company also obtained a warrant for 1.5 million shares of Omnicare with an exercise price of US$48.00 per share expiring in September 2005. The book value of the warrant was written down to zero in 2004. In effect, these holdings can be considered contingent purchase price proceeds whose value, if any, may not be realized for several years. These stock and warrant holdings are subject to various trading and exercise limitations. The Company intends to hold them until management believes the market opportunity is appropriate to sell or exercise the holdings. Management monitors the markets to determine the appropriate time to sell or otherwise act with respect to its stock and warrant holdings in order to maximize their value.

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2004 Annual Report

SELF-INSURED GENERAL AND PROFESSIONAL LIABILITIES

The Company had $78.5 million in accruals for self-insured general and professional liabilities at December 31, 2004, including estimates of the costs of reported claims and claims incurred but not yet reported. As a result of the adverse development of claims experienced by the Company and the long-term care industry as a whole, the Company’s per claim retained risk increased significantly in 2000. This was mainly due to risk levels associated with the Florida and Texas operations. The Company was successful in exiting these two highly litigious states and thereby limiting future exposure to general liability claims. Exclusive of claims pertaining to these disposed operations, the growth of claims has increased, but within management’s projections. However, changes in the level of retained risk, timing and eventual settlement of claims, as well as other significant assumptions that underlie management’s estimates, could have a material effect on the future carrying value of the self-insured liabilities.

FUTURE TAX ASSETS AND LIABILITIES

The Company has recorded a financial statement benefit for tax losses and other deferred tax assets based on future anticipated taxable earnings. A valuation allowance of $21.7 million was recorded primarily against capital losses and state net operating losses. The allowance for state net operating losses was to reflect shorter carryforward periods and reductions in various states’ apportionments. The amount of the deferred tax assets considered realizable could be further reduced if estimates of future taxable income during the carryforward period are lowered.

DEBT COVENANTS

EHSI is in compliance with all of its financial covenants as of December 31, 2004. However, there can be no assurance that future covenant requirements will be met. EHSI’s bank lines can be affected by its ability to remain in compliance. If EHSI does not remain in compliance, its ability to amend the covenants or refinance its debt can be affected.

OTHER

EHSI entered into a preferred provider agreement with Omnicare pursuant to the divestiture of EHSI’s pharmacy operation in 1998, whereby Omnicare provides pharmacy services to all of EHSI’s nursing facilities. Omnicare has requested arbitration for an alleged lost profits claim relating to EHSI’s disposition of assets, primarily in Florida. Damage amounts, if any, cannot be reasonably estimated based on information available at this time. An arbitration hearing has not yet been scheduled. Management believes that it has interpreted the contract correctly and has complied with its terms. However, there can be no assurance that this claim will not be successful or that other claims will not arise. Also, EHSI and Omnicare are currently negotiating the pricing of drugs for Medicare residents for the years 2001 and 2002, and should this matter not be settled, it will be taken to arbitration.

CREDIT AND INTEREST RATES

The Company uses interest rate swaps to hedge its fixed-rate U.S. debt obligations and interest rate caps to limit exposure to increases in market interest rates.

The Company does not enter into derivative instruments (i.e., interest rate swaps and caps) for any purpose other than cash flow hedging purposes. In other words, the Company does not speculate using derivative instruments and does not engage in trading activity of any kind.

For the Company’s variable-rate debt, changes in interest rates generally do not impact the market value of the debt instruments, but do affect the Company’s future income and cash flows. At December 31, 2004, the Company had $326.9 million (US$272.0 million) of fixed-rate debt outstanding that had been effectively converted to variable-rate debt using interest rate swaps. Assuming that the balance of this debt remains constant, each percentage point increase (decrease) in the six-month LIBOR will result in an annual increase (decrease) in interest expense, and a corresponding decrease (increase) in cash flows of approximately US$2.7 million. Increases in interest expense are limited by interest rate caps that reimburse EHSI to the extent that the six-month LIBOR exceeds 7%.

— p.43 —

Extendicare Inc.

The table below presents principal, or notional, amounts and related weighted average interest rates by year of maturity for the Company’s debt obligations and interest rate swaps as of December 31, 2004. It incorporates only exposures that existed at that date and does not consider exposures or positions that could arise subsequently or future interest rate movements. As a result, the information has limited predictive value. The Company’s ultimate results with respect to interest rate fluctuations will depend on the exposures that occur, hedging strategies at the time and interest rate movements.

						After		Fair
(thousands of dollars unless otherwise noted)	2005	2006	2007	2008	2009	2009	Total	Value

Canadian operations
Long-term debt
Fixed rate	3,701	13,883	4,219	20,784	4,327	89,908	136,822	168,739
Average interest rate	9.15%	8.55%	9.23%	6.71%	9.81%	9.81%	9.18%	–
Capital lease obligations (fixed rate)	2,276	2,450	2,651	2,868	3,104	119,830	133,179	145,828
Average interest rate	8.01%	8.01%	8.01%	8.01%	8.01%	8.01%	8.01%	–
United States operations
Long-term debt
Fixed rate	1,287	1,233	4,566	701	5,069	326,626	339,482	370,402
Average interest rate	5.98%	5.79%	6.87%	6.75%	7.00%	8.48%	8.42%	–
Variable rate	–	–	–	–	–	11,419	11,419	11,419
Average interest rate	–	–	–	–	–	2.01%	2.01%	–
Interest rate swaps (fixed to variable):
Notional amount	–	–	–	–	–	330,550	330,550	(370)
Average pay rate (variable rate)	–	–	–	–	–	6.24%	6.24%	–
Average receive rate (fixed rate)	–	–	–	–	–	8.31%	8.31%	–
Interest rate caps
Notional amount	–	–	–	–	–	330,550	330,550	5,116

Controls and Procedures

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management evaluated, with the participation of the Company’s Chief Executive Officer and the Senior Vice-President and Chief Financial Officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Multilateral Instrument 52-109 under the Ontario Securities Act, and Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934) as of the end of 2004. Based upon their evaluation of these disclosure controls and procedures, the Chief Executive Officer and the Senior Vice-President and the Chief Financial Officer concluded that the disclosure controls and procedures were effective as of the end of 2004 to ensure that material information relating to the Company (including its consolidated subsidiaries) was made known to them by others within those entities, particularly during the period in which this report was being prepared.

CHANGES IN INTERNAL CONTROL

There was no change in the Company’s internal control over financial reporting that occurred during the quarter ended December 31, 2004 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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2004 Annual Report

Changes in Accounting Policies

The Company’s significant accounting policies are set out in note 1 of the 2004 consolidated financial statements. Included in note 1 is a description of the changes to accounting policies in 2004. These changes were as a result of new accounting standards that were required to be adopted on a prospective basis in 2004.

•	The Company adopted a new accounting guideline for hedging relationships, issued by the CICA, which establishes more stringent and formalized conditions for the use of hedge accounting. At the beginning of the year, the Company had an interest rate cap for a notional US$150.0 million, which under the new criteria, only US$32.0 million qualified as an effective cash flow hedge to limit increases in interest payments under variable-rate debt obligations. The remainder of the interest rate cap, with a notional amount of US$118.0 million, did not qualify as an effective hedge, and as such, the Company on transition to the new rules, recognized an associated unrealized loss of $0.8 million (US$0.6 million), which was deferred in other assets to be recognized in earnings over the remaining term of the interest rate cap to December 2007. In the second quarter of 2004, the Company terminated this interest rate cap arrangement, and as a result wrote off the balance of the deferred unrealized loss of $0.8 million. Two new interest rate cap arrangements were entered into during the second quarter of 2004, which also do not qualify as effective hedges. At December 31, 2004, the interest rate caps were fair valued and a pre-tax charge of $10.4 million was reported in the statement of earnings for 2004.

•	The Company adopted CICA Accounting Guideline 15 (AG 15), “Consolidation of Variable Interest Entities” requiring consolidation of variable interest entities (VIEs) where the Company is the primary beneficiary of the VIE. This guideline became effective on November 1, 2004. The Company did not have any such entities requiring consolidation under this guideline.

•	The Company adopted a new CICA accounting guideline for the recognition, measurement, and disclosure of the impairment of long-lived assets.

•	The Company follows the new CICA standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated retirement costs.

•	The Company follows the new guidance issued by the CICA on the application of revenue and criteria for revenue recognition.

•	The Company adopted the CICA amendments requiring additional disclosure of employee future benefits and now reports the future benefit expense in its interim financial statements and has enhanced its disclosure.

Other than the impact of the change in accounting guideline for hedging relationships, as described above, these accounting policy changes did not have a material impact on the Company’s financial condition, results of operations or changes in financial condition for fiscal 2004.

There are currently no future accounting standard changes that will be effective for the Company’s 2005 consolidated financial statements.

Additional Information

Additional information about Extendicare, including the Company’s Annual Information Form, may be found on the SEDAR website at www.sedar.com, on the U.S. Securities and Exchange Commission’s website at www.sec.gov, and on the Company’s website at www.extendicare.com. A copy of this document and other public documents of the Company are available upon request to the Corporate Secretary.

— p.45 —

FORWARD–LOOKING STATEMENTS

Information provided by the Company from time to time, including this Annual Report, contains or may contain forward-looking statements concerning the Company’s operations, economic performance and financial condition, including the Company’s business strategy. Forward-looking statements can be identified because they generally contain the words “anticipate”, “believe”, “estimate”, “expect”, “objective”, “project”, or a similar expression.

Forward-looking statements reflect management’s beliefs and assumptions and are based on information currently available to the Company. They are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company to differ materially from those expressed or implied in the statements. In addition to the assumptions and other factors referred to specifically in connection with these statements, such factors are identified in the Company’s public filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company’s compliance with such regulations; changes in government funding levels for health care services; liabilities and other claims asserted against the Company; the successful integration of Assisted Living Concepts, Inc.; changes in foreign currency translation; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes.

Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements.

— p.46 —

financial statements

management’s responsibility for financial statements

The accompanying consolidated financial statements of Extendicare Inc. and other financial information contained in this Annual Report are the responsibility of management. The consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles, using management’s best estimates and judgements, where appropriate. In the opinion of management, these consolidated financial statements reflect fairly the financial position, results of operations and cash flows of the Company within reasonable limits of materiality. The financial information contained elsewhere in this Annual Report has been reviewed to ensure consistency with that in the consolidated financial statements.

A system of internal accounting and administrative controls is maintained by management to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition and that financial records are properly maintained to provide accurate and reliable financial statements.

The Extendicare Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal controls. The Board carries out this responsibility principally through its independent Audit Committee comprised of unrelated and outside directors. The Audit Committee meets regularly during the year to review significant accounting and auditing matters with management and the independent auditors and to review the interim and annual consolidated financial statements of the Company.

The consolidated financial statements have been audited by KPMG LLP, Chartered Accountants, which has full and unrestricted access to the Audit Committee. KPMG’s report on the consolidated financial statements follows.

Mel Rhinelander (signed)	Richard L. Bertrand (signed)
President and Chief Executive Officer	Senior Vice-President and Chief Financial Officer

February 21, 2005

— p.47 —

auditors’ report
To the Shareholders of Extendicare Inc.

We have audited the consolidated balance sheets of Extendicare Inc. as at December 31, 2004 and 2003 and the consolidated statements of earnings, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

Toronto, Canada	KPMG LLP (signed)
February 21, 2005	Chartered Accountants

— p.48 —

financial statements

consolidated balance sheets
Extendicare Inc.

(thousands of dollars) December 31	2004	2003

Assets
Current assets
Cash and cash equivalents	156,193	74,846
Accounts receivable, less allowances of $13,713 and $16,422, respectively	140,761	150,048
Assets under divestiture agreement (note 4)	–	43,722
Income taxes recoverable	2,916	9,654
Future income tax assets (note 13)	19,296	34,571
Inventories, supplies and prepaid expenses	13,312	13,928

	332,478	326,769
Property and equipment (note 5)	767,401	821,682
Goodwill and other intangible assets (note 6)	89,683	97,558
Other assets (note 7)	168,238	205,629

	1,357,800	1,451,638

Equity accounted investments (note 8)	68,531	141,779

	1,426,331	1,593,417

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	30,611	32,240
Accrued liabilities	184,235	204,707
Accrual for self-insured liabilities (note 9)	30,050	32,413
Deposits under divestiture agreement (note 4)	–	38,895
Current maturities of long-term debt (note 10)	7,251	7,409

	252,147	315,664

Accrual for self-insured liabilities (note 9)	48,487	62,990
Long-term debt (note 10)	613,651	750,094
Other long-term liabilities	34,879	31,259
Future income tax liabilities (note 13)	20,180	76,977

	969,344	1,236,984

Shareholders’ equity	456,987	356,433

	1,426,331	1,593,417

Approved by the Board

David J. Hennigar (signed)	Mel Rhinelander (signed)
Chairman	President and Chief Executive Officer

— p.49 —

CONSOLIDATED STATEMENTS OF EARNINGS
Extendicare Inc.

(thousands of dollars except per share amounts) Years ended December 31	2004	2003	2002

Revenue (note 12)
Nursing and assisted living centres
United States	1,195,904	1,182,045	1,236,565
Canada	366,863	351,981	315,907
Outpatient therapy – United States	14,300	16,151	16,144
Home health – Canada	127,971	134,921	146,034
Other	41,762	39,516	44,135

	1,746,800	1,724,614	1,758,785
Operating and administrative costs	1,505,978	1,519,567	1,574,325

Earnings before undernoted	240,822	205,047	184,460
Lease costs	16,230	18,217	24,119
Depreciation and amortization	56,873	63,657	68,989
Interest, net	39,991	57,749	62,047
Valuation adjustment on interest rate caps	10,379	—	—
Loss (gain) from asset disposals, impairment and other items (note 2)	5,240	(905)	6,689

Earnings before income taxes	112,109	66,329	22,616

Income taxes (note 13)
Current (recovery)	37,072	19,079	(7,108)
Future (reduction)	(40,789)	5,460	18,310

	(3,717)	24,539	11,202

Earnings from health care	115,826	41,790	11,414
Share of equity accounted earnings (note 8)	9,375	18,884	7,520

Net earnings	125,201	60,674	18,934

Earnings per share (note 14)
Basic	1.81	0.87	0.26
Diluted	1.78	0.86	0.26

— p.50 —

financial statements

consolidated statements of cash flows
Extendicare Inc.

(thousands of dollars) Years ended December 31	2004	2003	2002

Cash provided by operations
Net earnings	125,201	60,674	18,934
Adjustments for:
Depreciation and amortization	56,873	63,657	68,989
Provision for self-insured liabilities	13,762	13,010	14,730
Payments for self-insured liabilities	(24,494)	(31,545)	(50,707)
Future income taxes (note 13)	(40,789)	5,460	18,310
Dividends received from equity investments, net of undistributed share of earnings	58,919	(18,884)	14,476
Valuation adjustment on interest rate caps	10,379	—	—
Loss (gain) from asset disposals, impairment and other items (note 2)	5,240	(905)	6,689
Other	2,664	1,309	3,154

	207,755	92,776	94,575

Net change in operating working capital, excluding cash
Accounts receivable	10,861	4,724	13,167
Inventories, supplies and prepaid expenses	(541)	(225)	(774)
Accounts payable and accrued liabilities	(40)	(128)	4,609
Income taxes	5,927	3,532	(14,710)

	223,962	100,679	96,867

Cash provided by (used in) investment activities
Property and equipment	(69,122)	(64,347)	(53,145)
Acquisitions (note 3)	(8,750)	(5,346)	(10,985)
Net cash proceeds from dispositions (note 2)	42,496	2,047	19,680
Return of equity investment	14,119	—	—
Other assets	25,190	1,869	4,360

	3,933	(65,777)	(40,090)

Cash provided by (used in) financing activities
Issue of long-term debt	170,480	11,021	235,585
Repayment of long-term debt	(283,067)	(14,320)	(235,044)
Decrease (increase) in investments held for self-insured liabilities	(12,082)	5,626	(10,650)
Purchase of shares for cancellation	(7,294)	(8,093)	(8,441)
Financing costs	(16,494)	(186)	(13,235)
Other	4,663	3,077	1,921

	(143,794)	(2,875)	(29,864)

Foreign exchange gain (loss) on cash held in foreign currency	(2,754)	(9,805)	162

Increase in cash and cash equivalents	81,347	22,222	27,075
Cash and cash equivalents at beginning of year	74,846	52,624	25,549

Cash and cash equivalents at end of year	156,193	74,846	52,624

— p.51 —

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
Extendicare Inc.

(thousands of dollars for amounts)		2004		2003		2002
Years ended December 31	Number	Amount	Number	Amount	Number	Amount

Share capital (note 11)
Class I Preferred Shares
Cumulative Redeemable, Series 2
Issued and outstanding at beginning of year	122,205	3,054	139,705	3,492	154,405	3,860
Purchased pursuant to obligation	(21,900)	(547)	(17,500)	(438)	(14,700)	(368)

Issued and outstanding at end of year	100,305	2,507	122,205	3,054	139,705	3,492

Adjustable Dividend, Series 3	93,310	2,333	93,310	2,333	93,310	2,333

Adjustable Dividend, Series 4	241,240	6,031	241,240	6,031	241,240	6,031

Class II Preferred Shares, Series 1	382,979	6,319	382,979	6,319	382,979	6,319

Class I and II Preferred Shares issued and outstanding at end of year		17,190		17,737		18,175

Subordinate Voting Shares
Issued and outstanding at beginning of year	56,575,211	264,805	57,107,011	267,894	58,544,511	274,672
Purchased pursuant to issuer bid	(456,100)	(2,125)	(1,107,000)	(5,170)	(1,472,300)	(6,877)
Issued on conversion of Multiple Voting Shares	—	—	210,700	524	5,925	15
Issued pursuant to options	567,975	2,896	364,500	1,557	28,875	84

Issued and outstanding at end of year	56,687,086	265,576	56,575,211	264,805	57,107,011	267,894

Multiple Voting Shares
Issued and outstanding at beginning of year	11,912,692	29,642	12,557,092	31,245	12,775,917	31,790
Purchased pursuant to issuer bid	(7,700)	(19)	(433,700)	(1,079)	(212,900)	(530)
Converted to Subordinate Voting Shares	—	—	(210,700)	(524)	(5,925)	(15)

Issued and outstanding at end of year	11,904,992	29,623	11,912,692	29,642	12,557,092	31,245

Share capital		312,389		312,184		317,314

Contributed surplus – fair value of stock options		318		144		—

Retained earnings (deficit)
Balance at beginning of year		31,959		(26,545)		(44,108)
Earnings for the year		125,201		60,674		18,934
Purchase of shares in excess of book, net (note 11)		(4,602)		(1,407)		(667)
Preferred share dividends		(655)		(763)		(704)

Balance at end of year		151,903		31,959		(26,545)

Foreign currency translation adjustment account		(7,623)		12,146		67,257

		456,987		356,433		358,026

— p.52 —

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004, 2003 and 2002

NOTES

I	Summary of Significant Accounting Policies

(A)	BASIS OF PRESENTATION

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and include the accounts of Extendicare Inc. and its subsidiaries (“Extendicare” or the “Company”). Health care operations are conducted through wholly owned subsidiaries Extendicare Health Services, Inc. (EHSI) in the United States, and Extendicare (Canada) Inc. (ECI) in Canada, and their subsidiaries.

The equity method is used to account for the Company’s 34.8% ownership interest in Crown Life Insurance Company (Crown Life).

Certain comparative figures have been reclassified in order to conform to the presentation adopted in 2004.

(B)	CHANGE IN ACCOUNTING POLICIES

The Company adopted the following new accounting recommendations of the Canadian Institute of Chartered Accountants (CICA) in 2004.

Hedging

Effective January 1, 2004, the Company adopted CICA Accounting Guideline 13 (AG 13), “Hedging Relationships” along with subsequent amendments. AG 13 establishes guidance for the identification, designation and documentation of the hedging relationship, and an assessment of the effectiveness of the hedging relationship. Hedge accounting is discontinued for any hedging relationships that do not meet the requirements of the guideline. Currently, the only hedging relationships the Company has are its interest rate swaps, which effectively convert fixed-rate debt to floating rates. At the beginning of the year, the Company had an interest rate cap for a notional US$150,000,000, which under the new criteria, only US$32,000,000 qualified as an effective cash flow hedge to limit increases in interest payments under variable-rate debt obligations. The remainder of the interest rate cap, with a notional amount of US$118,000,000, did not qualify as an effective hedge, and as such, the Company on transition to the new rules, recognized an associated unrealized loss of $796,000 (US$614,000), which was deferred in other assets to be recognized in earnings over the remaining term of the interest rate cap to December 2007. In the second quarter of 2004, the Company terminated this interest rate cap arrangement, and as a result wrote off the balance of the deferred unrealized loss of $772,000 (US$575,000). Two new interest rate cap arrangements were entered into during the second quarter, which also do not qualify as effective hedges. The interest rate caps are being fair valued and a charge of $10,379,000 (US$7,983,000) has been reported in the statement of earnings for the year ended December 31, 2004.

Revenue

The CICA Emerging Issues Committee (EIC) issued Abstract EIC-141, “Revenue Recognition”, which provided guidance on the application of CICA Handbook Section 3400 “Revenue”, including three basic criteria that must be met for revenue recognition: persuasive evidence of the existence of an arrangement; occurrence of delivery or rendering of service; and a fixed and determinable price. The CICA EIC also issued Abstract EIC-142, “Revenue Arrangements with Multiple Deliverables”, which addressed certain aspects of accounting by a vendor for arrangements under which multiple revenue generating activities are performed. Effective January 1, 2004, the Company has followed these guidelines. There has been no significant impact on the Company’s financial statements as a result of adopting these recommendations.

Impairment of Long-lived Assets

Effective January 1, 2004, the Company adopted CICA Handbook Section 3063, which establishes new standards for the recognition, measurement, and disclosure of the impairment of long-lived assets. Changes to existing practice include, among others, the determination of an impairment of assets held for use under a two-step process and the measurement of an impairment loss as the amount by which the long-lived asset’s carrying amount exceeds its fair value. There has been no significant impact on the Company’s financial statements as a result of adopting this policy.

— p.53 —

Extendicare Inc.

Asset Retirement Obligations

Effective January 1, 2004, the Company adopted CICA Handbook Section 3110, which establishes new standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The standards apply to legal obligations associated with the retirement of a tangible long-lived asset that results from acquisition, construction, development or normal operations, and require the Company to record the fair value of a liability for an asset retirement obligation. There has been no impact on the Company’s financial statements as a result of adopting this policy.

Employee Future Benefits

In March 2004 the CICA amended Handbook Sections 1751, “Interim Financial Statements” and 3461, “Employee Future Benefits”, to require additional interim and annual disclosures. Section 1751 was amended to require disclosure of total future benefit costs in interim financial statements for interim periods ending on or after June 30, 2004. The Company has adopted this accounting pronouncement and has reported the future benefit expense in its interim financial statements and enhanced its disclosure in note 17.

(C)	USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The more subjective of such estimates are revenue rate settlements, accrual for self-insured liabilities, impairment of long-lived assets and goodwill, and valuation allowances for future tax assets. The recorded amounts for such items are based on management’s best information and judgement, and accordingly, actual results could differ from estimates.

(D)	FOREIGN CURRENCY TRANSLATION

Foreign operations and foreign currency denominated items are translated to Canadian dollars.

Revenues and expenses of self-sustaining foreign operations are translated at average rates of exchange in effect during the period. Assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Unrealized exchange gains or losses arising on translation are deferred and included in shareholders’ equity in the foreign currency translation adjustment account.

Monetary items denominated in foreign currency are translated to Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income.

(E)	CASH AND CASH EQUIVALENTS

Cash and cash equivalents include unrestricted cash and short-term investments less bank overdraft and outstanding cheques. Short-term investments, comprised of money market instruments, have a maturity of 90 days or less from their date of purchase and are stated at cost, which approximates net realizable value.

(F)	PROPERTY AND EQUIPMENT

Property and equipment is stated at cost less accumulated depreciation and amortization. Provisions for depreciation and amortization are computed by the straight-line method at rates based on the following estimated life expectancies.

Buildings	20 to 40 years
Building improvements	5 to 30 years
Furniture and equipment	varying periods not exceeding 15 years
Land improvements	10 to 25 years
Leasehold improvements	the shorter of the useful life of the improvements or the initial term of the lease

Nursing home assets leased to unrelated operators under operating lease arrangements are stated at cost less accumulated depreciation. Provisions for depreciation are computed as outlined above.

Construction in progress includes pre-acquisition costs and other direct costs related to acquisition, development and construction of properties, including interest, which are capitalized until the facility is opened. Depreciation of the facility, including interest capitalized, is commenced the month after the facility is opened based upon the useful life of the asset, as outlined above.

— p.54 —

2004 Annual Report

NOTES

Government grants funded over extended periods to construct facilities are present valued and recorded as long-term receivables, with an offset to the cost of construction, once all conditions of the grant have been met.

(G)	LEASES

Leases that substantially transfer all of the benefits and risks of ownership of property to the Company, or otherwise meet the criteria for capitalizing a lease under accounting principles generally accepted, are accounted for as capital leases. An asset is recorded at the time a capital lease is entered into together with its related long-term obligation to reflect its purchase and financing. Property and equipment recorded under capital leases are depreciated on the same basis as described in note 1(F). Rental payments under operating leases are expensed as incurred.

(H)	DEFERRED CHARGES

Costs associated with obtaining financing are deferred and amortized over the life of the related debt. The costs of acquiring leasehold rights are deferred and amortized over the term of the lease including renewal options. Deferred charges are stated at cost less accumulated amortization and are included in other assets in the consolidated balance sheets.

(I)	GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill represents the cost of acquired net assets in excess of their fair market values. The purchase method of accounting is used for all business combinations.

Goodwill and other intangible assets with indefinite useful lives are not amortized, but are tested for impairment at least annually. Goodwill is allocated to reporting units and any potential goodwill impairment is identified by comparing the carrying value of a reporting unit with its fair value. If any potential impairment is indicated, then it is quantified by comparing the carrying value of goodwill to its fair value, based on the fair value of the assets and liabilities of the reporting unit.

Other intangible assets with definite useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment by assessing the recoverability of the carrying values. Other intangible assets relate to leasehold rights, which are amortized over the term of the lease including renewal options.

(J)	IMPAIRMENT OF LONG - LIVED ASSETS

The Company periodically assesses the recoverability of long-lived assets when there are indications of potential impairment. In performing this analysis, management considers such factors as current results, trends and future prospects, in addition to other economic and regulatory factors. The amount of any impairment is determined as the excess of the asset’s net carrying value over its fair value, as determined by its estimated future cash flows discounted using a risk adjusted interest rate or current market value, as appropriate.

(K)	SELF - INSURED LIABILITIES

The Company self-insures certain risks related to general and professional liability. The accrual for self-insured liabilities includes estimates of the costs of both reported claims and claims incurred but not reported and is based on estimates of loss based on assumptions made by management, including consideration of actuarial projections.

The Company invests funds to support the accrual for self-insured liabilities. These funds are investment grade, are carried at cost or amortized cost and are classified in other assets as investments held for self-insured liabilities.

The Company also self-insures certain risks related to auto liability, health benefits, employers’ liability and workers’ compensation and accruals for these self-insured risks are included in accounts payable and accrued liabilities.

(L)	REVENUE

In the United States, nursing centre revenue results from the payment for services and products from various federal and state medical assistance programs as well as private-pay residents. Revenue is recorded in the period in which services and products are provided at established rates less contractual adjustments. Contractual adjustments include differences between established billing rates and amounts estimated by management as reimbursable under various reimbursement formulas or contracts in effect. Differences between final settlements and amounts recorded in previous years are reported as adjustments to revenue in the period such settlements are determined.

— p.55 —

Extendicare Inc.

In Canada fees charged for nursing centres and home care services are regulated by provincial authorities. Provincial programs fund a substantial portion of these fees. Revenue is recorded in the period in which services and products are provided.

Assisted living facility revenue is primarily derived from private-pay residents in the period in which the services are provided and at rates established by the Company based upon the services provided and market conditions in the area of operation.

(M)	INCOME TAXES

The Company follows the asset and liability method of tax allocation, which is based on differences between financial reporting and tax bases of assets and liabilities. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. The income tax rates used to measure income tax assets and liabilities are those rates enacted or substantially enacted at the balance sheet date. Realization of future tax assets is dependent on the availability of taxable income of similar character.

(N)	EMPLOYEE FUTURE BENEFITS

The costs of the Company’s defined benefit pension plans are accrued as earned, based on actuarial valuations. The Company’s pension fund assets are valued at market values and the net actuarial gain or loss in excess of 10% of the greater of the benefit obligations and the market value of plan assets is amortized over the average remaining service periods of active employees. Employee future benefit obligations are measured using market interest rates for high quality debt instruments.

(O)	HEDGING DERIVATIVES

The Company enters into derivative contracts in the form of interest rate swaps to hedge its fixed-rate U.S. debt obligations and interest rate caps to offset possible increases in variable-rate payments under its interest rate swaps related to increases in market interest rates. In order for a derivative to qualify as a hedge, the hedge relationship must be designated and formally documented at its inception, detailing the particular risk management objective and the strategy for the hedge and the specific asset, liability or cash flow being hedged, as well as how effectiveness is being assessed. Changes in the fair value of the derivative must be highly effective in offsetting either changes in the fair value of on-balance sheet items or changes in the amount of future cash flows. Hedge effectiveness is evaluated at the inception of the hedge relationship and on an ongoing basis. The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, or because management determines that designation of the derivative as a hedging instrument is no longer appropriate. When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the Company continues to carry the derivative on the balance sheet at its fair value, and changes in fair value are reported in the statement of earnings. In all other situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the balance sheet, and recognizes any changes in its fair value in earnings.

(P)	STOCK - BASED COMPENSATION PLAN

The Company has a stock-based compensation plan, which is described in note 11. CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments”, recommends the recognition of an expense for option awards using the fair value method of accounting. The Company adopted the fair value method of accounting prospectively, applied to awards granted under the plan beginning January 1, 2003. For awards granted under the plan prior to January 1, 2003, the Company applies the settlement method, whereby no compensation cost is recorded, and consideration paid by employees on the exercise of stock options is treated as share capital.

In May 2004 the Company amended its stock option plan to add the ability to grant tandem share appreciation rights with option grants. For awards under its stock option plan that included tandem share appreciation rights, the Company accrues compensation expense on a graded vesting basis in an amount by which the quoted market value of the Subordinate Voting Shares exceeds the option price. Changes, either increases or decreases, in the quoted market value of the Subordinate Voting Shares between the date of grant and the reporting period date result in a change in the measure of compensation for the award.

— p.56 —

2004 Annual Report

NOTES

2.	Loss (Gain) from Asset Disposals, Impairment and Other Items

The following summarizes the components of the loss (gain) from asset disposals, impairment and other items.

(thousands of dollars)			2004	2003	2002
	Proceeds Net of	Net Book	Loss	Loss	Loss
	Disposition Costs	Value	(Gain)	(Gain)	(Gain)

Loss (gain) from dispositions
Completion of U.S. divestiture	13,577	6,961	(6,616)	–	–
Sale of U.S. nursing and assisted living facilities	7,542	8,295	753	–	(6,224)
Sale of Canadian nursing and retirement facilities	22,556	9,052	(13,504)	189	–

	43,675	24,308	(19,367)	189	(6,224)

Issuance and retirement of debt
Tender and call premiums			7,805	–	–
Legal expenses			390	–	–
Write-off of deferred financing costs			3,167	–	4,486
Bond discount and foreign exchange			(771)	–	–
Termination of interest rate swap and cap			(3,661)	–	–

Loss on repayment of notes due from Tandem			1,720	–	–

Provision for impairment, closure, exit costs and loss on disposals
United States facilities			10,470	–	8,317
Canada home health care B.C. operations			–	–	1,635
Canada reduction of labour-related provisions			–	–	(1,525)

Write-off of long-term investment			5,046	–	–
Canada sale of assets			–	(1,081)	–
Other			441	(13)	–

			5,240	(905)	6,689

The following reconciles the cash proceeds from dispositions to that reported in the cash flow statements.

(thousands of dollars)	2004	2003	2002

Reconciliation of cash proceeds from dispositions
Proceeds, net of disposition costs	43,675	2,047	40,150
Notes receivable	(1,179)	–	(20,470)

	42,496	2,047	19,680

2004

In June EHSI concluded with Greystone Tribeca Acquisition, L.L.C. (Greystone) the divestiture agreement as disclosed in note 4. The initial transaction in 2000 was treated as a deferred sale since a significant portion of the final consideration was contingent on certain events, and because EHSI held an option to repurchase the facilities. EHSI received $13,577,000 (US$10,000,000) as final payment of the contingent consideration resulting in a pre-tax gain of $6,616,000 (US$4,873,000).

In August EHSI disposed of its Arkansas operations, which consisted of a 96-bed nursing facility and three assisted living facilities (181 units) located on one campus. Gross sale proceeds were $7,972,000 (US$6,078,000) and consisted of cash and a $1,179,000 (US$900,000) five-year note, resulting in a pre-tax loss of $753,000 (US$574,000). Net proceeds, after disposition costs, were $7,542,000.

— p.57 —

Extendicare Inc.

In September ECI sold its only nursing home in British Columbia (75 beds) for gross proceeds of $5,500,000, which resulted in a pre-tax gain of $847,000. Of the proceeds, $4,702,000 was used to retire a mortgage of $3,166,000 related to the home and to pay $1,536,000 for other costs of disposition. In February the Company sold two Ontario homes (275 beds) for gross proceeds of $19,570,000 resulting in a pre-tax gain of $12,657,000. A portion of the proceeds was used to retire a mortgage of $6,611,000 associated with the homes. The total net proceeds and pre-tax gain for both of these transactions after disposition costs were $22,556,000 and $13,504,000, respectively.

In the second quarter, as a result of the tender and call of EHSI’s 9.35% Senior Subordinated Notes due 2007 (the “2007 Notes”), the Company booked the following amounts: the consolidated net premiums paid for the early redemption of the 2007 Notes of $7,805,000 (US$5,766,000); legal fees of $390,000 (US$285,000); the write-off of deferred financing charges of $3,167,000 (US$2,359,000); and a gain from unamortized bond discount and foreign exchange of $771,000. In addition, pursuant to the termination of the associated interest rate swap and cap arrangements, a consolidated net gain of $3,661,000 (US$2,727,000) was recorded.

In June EHSI accepted a cash pre-payment of $21,941,000 (US$16,150,000) for $23,096,000 (US$17,000,000) of notes receivable due 2007 from Tandem Health Care, Inc. (Tandem) from divestitures in 2002 and 1999. After payment of associated selling expenses of $565,000 (US$416,000), EHSI recorded a pre-tax loss of $1,720,000 (US$1,266,000).

In September EHSI recorded a pre-tax charge of $5,046,000 (US$4,000,000) to write off its investment in an Omnicare, Inc. (Omnicare) warrant, which EHSI received in connection with the 1998 sale of its pharmacy operations. The warrant is to acquire 1,500,000 shares of Omnicare at an exercise price of US$48.00 per share, expiring on September 16, 2005. EHSI wrote off the investment because there is little likelihood the securities will be “in the money” before the expiry date.

In August EHSI transferred the operations of a nursing facility (336 beds) in Chippewa Falls, Wisconsin, to Lakeside Health L.L.C. (Lakeside Health), a subsidiary of Benedictine Health Dimensions, Inc. (Benedictine) for a term of three years. The transfer of operations was in response to facility citations for survey deficiencies and an agreement with the State of Wisconsin to transfer the operations to a new licensee. On the date the license was transferred, the State of Wisconsin reduced the nursing facility’s licensed bed capacity from 336 to 245. Under the terms of the agreement, Lakeside Health is responsible for all operating costs, including rent payable to EHSI and management fees payable to Benedictine. Benedictine completed a plan of correction at the facility and passed its survey, bringing the facility into regulatory compliance. For the five months Benedictine has operated the facility, it has reported a loss of $2,200,000 (US$1,800,000), including expenditures to bring the facility into compliance. Based upon the operating results of the facility in the fourth quarter, EHSI recorded an asset impairment provision of $8,345,000 (US$6,825,000) to reduce the carrying value of the facility to $7,422,000 (US$6,175,000). In addition, based on a formal decision to close an 86-bed nursing facility in Indiana, EHSI recorded a pre-tax loss on impairment of assets of $2,125,000 (US$1,612,000) in March.

2003

In April ECI sold a nursing home in Alberta for gross proceeds of $2,700,000, resulting in a pre-tax loss of $189,000. In March the Company sold assets for proceeds of $1,081,000 consisting of cash and a $180,000 note receivable. These assets had been written off in prior years and their sale resulted in a gain of $1,081,000.

2002

In May Tandem exercised its option to purchase seven Florida properties that it leased from EHSI for gross proceeds of $44,979,000 (US$28,567,000, consisting of cash proceeds of US$15,567,000 and five-year, 8.5% notes receivable of US$13,000,000). This transaction, together with a deferred gain from an April 2001 transaction with Tandem, resulted in a pre-tax gain of $6,224,000. The May transaction also resulted in the conversion of US$1,904,000 of preferred shares received

— p.58 —

2004 Annual Report

NOTES

in the April 2001 transaction to US$1,904,000 of notes, due April 2006. Also in May, EHSI recorded a provision for closure and exit costs related to Florida divested operations of $8,317,000, concerning the settlement of cost report issues and supplier and employee claims.

In June EHSI wrote off deferred financing costs, including a charge from the termination of the swap agreement as described in note 10, of $4,486,000 related to the previous credit facility, which was retired from the proceeds of the issuance of the 9.5% Senior Notes due 2010.

In November, as a result of continuing unfavourable business conditions, management approved a plan to leave the British Columbia home health care market by winding down its B.C. ParaMed business by March 31, 2003. The Company accrued exit costs of $1,635,000, consisting of $1,082,000 for labour-related expenses and $553,000 for operating lease penalties and other costs.

In December ECI recorded a reduction of $1,525,000 for labour-related provisions that were no longer required due to certain events within the year.

3.	Acquisitions

On June 1, 2004, EHSI acquired four nursing homes (321 beds) located in Indiana for cash of $6,859,000 (US$5,031,000). On February 12, 2004, EHSI acquired for cash of $1,891,000 (US$1,423,000) a skilled nursing facility in Washington that it had operated previously under a lease arrangement.

On December 31, 2003, EHSI acquired a 99-bed skilled nursing facility in Wisconsin for cash of $5,346,000 (US$4,124,000).

On October 1, 2002, EHSI exercised its right to acquire seven nursing facilities that it previously leased, for $28,157,000 (US$17,871,000). Three of the facilities are located in Ohio and four are in Indiana, representing a total of 902 licensed beds. The purchase price consisted of US$7,371,000 in cash and a US$10,500,000 10-year interest-bearing note. In the latter part of 2003, EHSI prepaid $6,300,000 (US$4,500,000) against the note and agreed to refinance the balance.

4.	Assets and Deposits under Divestiture Agreement

In September 2000 EHSI reached an agreement with Greystone, involving the disposal of 11 nursing centres and four assisted living centres located in Florida. Gross proceeds were cash of US$30,000,000 and contingent consideration in the form of a Vendor Take Back Note and two other contingent and interest- bearing notes. The three notes had an aggregate potential value of up to US$30,000,000 plus interest. The notes were due in March 2004 and could have been retired at any time out of the proceeds from the sale or refinancing of the facilities by Greystone. For the period September 2000 through March 2004, EHSI retained the right of first refusal to repurchase the facilities. EHSI also retained an option to repurchase the facilities until March 2003; however, EHSI elected not to place an offer to repurchase the facilities. Upon maturity of the notes in March 2004, unless the facilities were sold or refinanced, EHSI was entitled to receive the US$10,000,000 Vendor Take Back Note and accrued interest pursuant to the terms of the Vendor Take Back and other contingent notes. On April 29, 2004, EHSI received $3,666,000 (US$2,700,000) of interest, and in June 2004, in addition to the US$30,000,000 of cash consideration initially received in 2000, EHSI received $13,577,000 (US$10,000,000) as final payment of the contingent consideration. The finalization of this transaction resulted in the recognition in the second quarter of 2004 of a pre-tax gain from the sale of assets of $6,616,000 (US$4,873,000), which is included in loss (gain) from asset disposals, impairment and other items in the statement of earnings.

The contingent notes were not reported on the balance sheet, and while EHSI no longer operated the facilities, the facilities remained on EHSI’s balance sheet as assets held under divestiture agreement until the final consideration for each facility was received and a corresponding gain or loss was recorded. As the final consideration was due in 2004, the assets of $43,722,000 and deposits of $38,895,000 under divestiture agreement were classified as current on the balance sheet as at December 31, 2003. The assets were net of depreciation of $10,965,000 from the date of the agreement. At December 31, 2003, the assets of $43,722,000 consisted of: land and improvements of $3,997,000; buildings of $71,989,000; furniture and equipment of $11,503,000; less accumulated depreciation and amortization of $43,767,000.

— p.59 —

Extendicare Inc.

5.	Property and Equipment

(thousands of dollars)			2004			2003
		Accumulated			Accumulated
		Depreciation and	Net Book		Depreciation and	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
Land and land improvements	68,247	5,124	63,123	72,755	6,027	66,728
Buildings	967,459	352,566	614,893	1,012,258	351,585	660,673
Furniture and equipment	130,168	63,402	66,766	153,815	86,396	67,419
Leasehold improvements	15,566	7,208	8,358	16,171	7,244	8,927
Construction in progress	14,261	–	14,261	17,935	–	17,935

	1,195,701	428,300	767,401	1,272,934	451,252	821,682

Property and equipment includes $77,234,000 (2003 –$84,419,000) of net assets under capital leases of which $76,895,000 (2003 – $84,039,000) relates to construction of nine new facilities, net of $58,996,000 (2003 –$53,012,000) of government funding and $4,500,000 (2003 – $2,734,000) of depreciation.

Based on new beds awarded by the Government of Ontario, ECI undertook to construct 11 new facilities. In an agreement finalized in February 2001, ECI obtained financing of $125,400,000 from BCP Long-Term Care Facilities Inc. (BCP) to build eight of the new facilities. ECI is operating the facilities for BCP during the 25-year capital lease arrangement at a financing cost of approximately 8.0%. In June 2003 ECI entered into another 25-year lease arrangement with BCP, which provided $14,400,000 in financing for an additional Ontario nursing home, at a borrowing rate of 7.28%. During 2004 BCP funded $606,000 (2003 – $22,407,000) in construction costs, which ECI capitalized as property and equipment, offset by a capital lease obligation. ECI incurred $11,021,000 of construction costs for the additional nursing home prior to the finalization of the June 2003 agreement. Accordingly, this portion of the funding was reported on the 2003 statement of cash flows as an issue of long-term debt. Construction costs subsequently incurred were paid directly by BCP.

The Ontario government is funding a portion of the construction costs over a 20-year period, with approximately $101,000,000 to be received by ECI for the new beds and redevelopment of certain existing beds. As each facility opens, a receivable from the government is recorded and offsets the cost of construction, based on applying a discount rate equivalent to the yield on a 20-year Ontario government bond. During 2004 $5,984,000 (2003 –$24,875,000) of amounts receivable included in other assets, discounted at 5.30%, was treated as a reduction of property and equipment related to the facility that opened during the year (note 7).

At December 31, 2004, as a lessor, EHSI leases 11 nursing facilities and subleases 12 facilities, all of which are treated as operating leases. An operator in the State of Texas leases four of the facilities, which expire in September 2006, and subleases 12 facilities, which expire through February 2012. Six leases with an operator in the State of Florida expire December 2006. The terms of the agreements provide the lessee with the option to purchase these EHSI-owned facilities during the term. One lease, with an operator in the State of Wisconsin, expires in July 2007. The net book value at December 31, 2004 of the assets under operating lease agreements was $24,355,000 (2003 – $20,450,000).

Interest is capitalized in connection with the construction of facilities and is amortized over their estimated useful life. Interest capitalized in 2004, 2003 and 2002 was $582,000, $1,342,000 and $2,625,000, respectively.

— p.60 —

2004 Annual Report

NOTES

6.	Goodwill and Other Intangible Assets

(thousands of dollars)	2004	2003

Goodwill
Balance at beginning of year	93,583	113,858
Additions in the year	646	–
Foreign exchange	(6,865)	(20,275)

Balance at end of year	87,364	93,583

Other intangible assets
Gross carrying value	12,039	12,985
Accumulated amortization	(9,720)	(9,010)

Net carrying value	2,319	3,975

	89,683	97,558

Other intangible assets consist entirely of leasehold rights. Amortization recorded for the year was $1,480,000 (2003 –$1,606,000; 2002 – $1,967,000). The remaining change was due to foreign exchange and in 2003, the removal of fully amortized intangible assets of $1,173,000.

Since the adoption of a new accounting standard effective January 1, 2002, the Company has ceased the amortization of goodwill and the Company annually tests goodwill and intangible assets for impairment. No impairment existed for the years 2004, 2003 and 2002.

7.	Other Assets

(thousands of dollars)	2004	2003

Investments held for self-insured liabilities	48,920	40,615
Notes, mortgages and amounts receivable	70,513	93,497
Other long-term receivables, less allowance of $3,599 (2003 – $10,981)	12,278	33,629
Deferred charges	19,009	17,895
Other investments	6,136	11,046
Long-term accounts receivable from consulting agreements	11,382	8,947

	168,238	205,629

INVESTMENTS HELD FOR SELF — INSURED LIABILITIES

These investments are subject to insurance regulatory requirements. The investment portfolio is comprised of U.S. dollar-denominated cash, money market funds and investment-grade corporate and government securities.

(thousands of dollars)	2004	2003

Fixed income securities, with maturities due
In one year or less	1,083	–
After 1 year through 5 years	12,782	18,264
After 5 years through 10 years	4,691	5,823
After 10 years	–	253

	18,556	24,340
Cash and money market funds	27,093	16,275
Equities	3,271	–

	48,920	40,615

— p.61 —

Extendicare Inc.

NOTES, MORTGAGES AND AMOUNTS RECEIVABLE

Included in notes, mortgages and amounts receivable are $59,640,000 (2003 – $56,696,000) of notes receivable and discounted amounts receivable due from government agencies. The amounts receivable of $53,461,000 (2003 – $49,440,000) are discounted at rates ranging from 5.30% to 6.50% and the notes receivable of $6,179,000 (2003 – $7,256,000) are interest bearing at interest rates ranging from 6.35% to 7.75%.

As at December 31, 2003, notes, mortgages and amounts receivable included notes receivable from Tandem, which were held by EHSI for $27,748,000 (US$21,402,000) and due between April 2006 and December 2007 arising from previous divestitures. Indemnification escrow funds on deposit of US$3,700,000 were also included in amounts receivable. In February 2004 Tandem refinanced two of its nursing facilities and paid off $5,850,000 (US$4,402,000) of the notes. In June 2004 EHSI accepted a cash payment of $21,927,000 (US$16,150,000) for the remaining US$17,000,000 of notes receivable due from Tandem, resulting in a pre-tax loss of $1,720,000 that is included in loss (gain) from asset disposals, impairment and other items in the statement of earnings.

OTHER LONG — TERM RECEIVABLES

For Medicare revenue earned prior to the implementation of the Prospective Payment System (PPS), and Medicaid programs with a retrospective reimbursement system, differences between revenue that EHSI ultimately expects to realize from these programs and amounts received are reflected as accounts receivable; or as accrued liabilities when payments have exceeded revenue that EHSI ultimately expects to realize.

Accounts receivable from both Medicare and Medicaid state programs at December 31, 2004, totalled $20,379,000 (2003 – $48,250,000), net of an allowance of $5,252,000 (2003 – $18,174,000). The amounts expected to be substantially collected within one year are reported as current accounts receivable, and the remaining amounts totalling $12,278,000 (2003 – $33,629,000) are reported in other assets.

Although there remain certain issues to be resolved with fiscal intermediaries, the significant settlement receivable issues in respect of revenue earned prior to the implementation of PPS have been resolved as of December 31, 2004. EHSI’s remaining Medicare settlement receivables primarily relate to reimbursable Part A co-insurance receivables, which totalled $12,741,000 (US$10,600,000) and $11,020,000 (US$8,500,000) at December 31, 2004 and December 31, 2003, respectively.

During 2004 EHSI reached negotiated settlements with fiscal intermediaries for outstanding Medicare settlement issues pertaining to revenues earned prior to the implementation of PPS. In January 2004 EHSI negotiated and subsequently received a cash settlement of $7,258,000 (US$5,600,000) for a staffing cost issue involving six claims years. This settlement did not result in any significant adjustment to the recorded receivable balance. In April 2004, in respect of two cost reporting years under appeal, EHSI reached a settlement with a fiscal intermediary on an issue involving the allocation of overhead costs. The settlement will result in payments to EHSI of approximately $10,000,000 (US$7,700,000), of which $9,097,000 (US$6,600,000) was received in May 2004, and the balance will be received upon resolution of other matters concerning the cost report years under appeal. EHSI had already collected $4,200,000 (US$3,000,000) in 2003 for the cost reporting year of 1996 under appeal involving the allocation of overhead costs, which resulted in no adjustment to the recorded receivable balance.

In August 2004 EHSI reached a settlement with a fiscal intermediary with respect to various issues regarding nursing facilities purchased in 1997 from Arbor Health Care Company (Arbor) and subsequently sold to Tandem in 1999. The settlement will result in payments to EHSI of $2,567,000 (US$2,100,000), $2,200,000 (US$1,800,000) of which was received in the fourth quarter of 2004 and the remainder will be received in 2005. The settlement receivables were reserved for at the time of sale to Tandem, through an accrual of a US$3,700,000 long-term liability for outstanding tax, Medicare and other claims against Arbor, and were also reserved for within provisions for divested operations. EHSI’s escrow funds of US$3,700,000 remain on deposit with a trustee. Upon settlement of these Medicare matters, EHSI is confident that there are no further outstanding claims in respect of Arbor. However, there can be no assurance that other claims will not be made until the expiry of the warranty period with

— p.62 —

2004 Annual Report

NOTES

Tandem in 2007. As a result of the settlement, EHSI applied the US$3,700,000 of other long-term liabilities and US$3,200,000 of accrued liabilities for divested operations against the balance of the unrecoverable Medicare settlement receivable. As a result, there was no gain or loss recognized on settlement of this issue.

In September 2004 EHSI reached a settlement with a fiscal intermediary with respect to a Director of Nursing staff cost issue amounting to $3,912,000 (US$3,200,000), of which $3,423,000 (US$2,800,000) was received in the fourth quarter of 2004 and the balance will be received in 2005. There was no gain or loss recognized on settlement of this issue.

OTHER INVESTMENTS

In September 2004 EHSI wrote off its carrying value of $5,046,000 (US$4,000,000) of an investment in a warrant to acquire 1,500,000 shares of Omnicare that it held pursuant to the divestiture of the pharmacy operations to Omnicare in 1998.

8.	Equity Accounted Investments

CROWN LIFE INSURANCE COMPANY

Extendicare holds a 34.8% (1,113,690 shares) common equity interest in Crown Life, with a carrying value of $68,531,000 at December 31, 2004. Extendicare’s share of Crown Life’s earnings for the year ended December 31, 2004 was $11,998,000. Extendicare received dividends from Crown Life of $15,592,000 on June 15, 2004, or $14.00 per share and $66,821,000 on December 15, 2004, or $60.00 per share (2003 – nil).

In 1999 substantially all of Crown Life’s insurance business was sold or indemnity reinsured to The Canada Life Assurance Company (Canada Life). The resulting comprehensive agreement between Crown Life and its principal shareholders, HARO Financial Company and Extendicare, provides that at any time after January 1, 2004, Canada Life may either acquire substantially all of the balance of Crown Life’s insurance business or, at the election of Canada Life or Crown Life’s principal shareholders, make an offer for all of the common shares of Crown Life. In July 2003 Great-West Lifeco Inc. acquired Canada Life, which resulted in a delay in the start of negotiations with Crown Life on the final settlement of the Canada Life transaction.

Crown Life and a co-investor have provided a guarantee in the amount of $5,500,000 on a joint and several basis to a lender which has provided financing for construction of an office building that is to be held as a rental property and which Crown Life and the co-investor each have a 50 percent interest.

Crown Life has voided certain reinsurance contracts and continues to investigate the validity of the claims arising from other reinsurance contracts. It is not possible to estimate the ultimate costs, if any, which may result.

Crown Life is a defendant in a number of lawsuits. It is not possible to predict the outcome of outstanding litigation, or to estimate any costs that might arise.

SALUMATICS INC .

The carrying value of Extendicare’s investment in Salumatics Inc. (Salumatics), a provider of electronic health information and record management services, was reduced to zero from $2,623,000 resulting from losses of Salumatics and a provision against the remaining carrying value of the Company’s investment at December 31, 2004 (note 19).

9.	Self-insured Liabilities and Measurement Uncertainty

The accrual for self-insured liabilities is based on management’s best estimate of the ultimate cost to settle claims. Management regularly evaluates the appropriateness of the carrying value of this liability. General and professional liability claims are the most volatile and significant of the risks for which the Company self-insures.

Management’s estimate of the accrual for general and professional liability costs is significantly influenced by assumptions, which are limited by the uncertainty of predictions concerning future events, and assessments regarding expectations of several factors. Such factors include, but are not limited to: the frequency and severity of claims, which can differ materially by jurisdiction in which the Company operates; coverage limits of third-party reinsurance; the effectiveness of the claims management process; and uncertainty regarding the outcome of litigation.

— p.63 —

Extendicare Inc.

As a result of the adverse development of claims experienced by the Company and the long-term care industry as a whole, the Company’s per claim retained risk increased significantly in 2000. This was mainly due to risk levels associated with the Florida and Texas operations. The Company was successful in exiting these two highly litigious states and thereby limiting future exposure to general liability claims. However, changes in the Company’s level of retained risk, and other significant assumptions that underlie management’s estimates of self-insured liabilities, could have a material effect on the future carrying value of the self-insured liabilities, as well as on the Company’s operating results and liquidity.

General and professional liability claim payments for any one policy year occur over a period of several years. However, the Company estimates and allocates a current portion of the professional liability claim payments on its balance sheet.

The Company invests funds to support the accrual for self-insured liabilities and believes that it has sufficient cash resources to meet its estimated current claims payment obligations.

10.	Long-term Debt

(thousands of dollars)		2004		2003

Payable in Canadian dollars
Mortgages, 5.81% to 9.81%, maturing through to 2013		136,822		150,093
Obligations under capital leases (note 5)		133,179		134,163

Payable in United States dollars	US$		US$
Senior Subordinated Notes at 6.875%, due 2014	122,022	146,669	–	–
Senior Subordinated Notes at 9.35%, due 2007	–	–	172,100	223,128
Senior Notes at 9.50%, due 2010	149,714	179,956	149,676	194,056
Mortgages and Industrial Development Revenue Bonds
6.25% to 13.61%, maturing through to 2008	4,345	5,223	4,738	6,143
At varying rates, due 2014	9,500	11,419	32,000	41,488
Notes payable, at varying rates, maturing through to 2009	6,340	7,621	6,476	8,396
Obligations under capital leases	11	13	28	36

		620,902		757,503
Less due within one year and included in current liabilities		7,251		7,409

		613,651		750,094

After taking into account interest rate swap agreements, the weighted average interest rate of all long-term debt at December 31, 2004, 2003 and 2002 was approximately 7.3%, 7.8% and 7.9%, respectively. In addition, after considering swap agreements in place to convert fixed-rate debt to floating rates, 44.5% of the long-term debt was effectively at fixed rates.

Interest paid in 2004, 2003 and 2002 was $53,095,000, $66,094,000 and $55,075,000, respectively.

ISSUANCE OF SENIOR SUBORDINATED NOTES DUE 2014 AND REPAYMENT OF SENIOR SUBORDINATED NOTES DUE 2007

In April 2004 EHSI issued US$125,000,000 aggregate principal amount of 6.875% Senior Subordinated Notes due May 1, 2014 (the “2014 Notes”) at a price of 97.5001% of par to yield 7.23%, and amended and restated its credit facility. The net proceeds from the 2014 Notes were approximately US$117,400,000, and were used, together with cash on hand and new borrowing capacity, to purchase for cash all of EHSI’s outstanding US$200,000,000

— p.64 —

2004 Annual Report

NOTES

aggregate principal amount of the 2007 Notes. On April 5, 2004, EHSI commenced a tender offer for the 2007 Notes, for which 61%, excluding those held by Extendicare Inc., were tendered and US$104,900,000 aggregate principal was repaid on April 22, 2004. The remaining US$95,100,000 of 2007 Notes not tendered were redeemed and paid for on May 24, 2004, including the US$27,900,000 held by Extendicare Inc.

In August 2004 EHSI completed its offer to exchange new 6.875% Senior Subordinated Notes due 2014 that had been registered under the Securities Act of 1933 for the Senior Subordinated Notes issued in April 2004 pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended. The terms of the new 2014 Notes are identical to the terms of the 2014 Notes issued in April 2004.

The 2014 Notes are fully and unconditionally guaranteed on a senior subordinated unsecured basis, jointly and severally, by all of EHSI’s existing and future significant U.S. domestic subsidiaries, by all of its existing and future U.S. domestic subsidiaries that guarantee or incur any indebtedness and by any other existing and future significant subsidiaries or restricted subsidiaries that guarantee or otherwise provide direct credit support for indebtedness of EHSI or any of its U.S. domestic subsidiaries. The 2014 Notes and guarantees are general unsecured obligations of EHSI and its subsidiaries.

SENIOR NOTES DUE 2010

On June 28, 2002, EHSI completed a private placement of US$150,000,000 of 9.5% Senior Notes due July 1, 2010 (the “2010 Senior Notes”), which were issued at a discount of 0.25% of par to yield 9.54%. In January 2003 EHSI completed an offer to exchange new 9.5% Senior Notes due 2010 that had been registered under the Securities Act of 1933 for the Senior Notes issued in June 2002. The terms of the new 2010 Senior Notes are identical to the terms of the 2010 Senior Notes issued in June 2002 and are guaranteed by all existing and future active subsidiaries of EHSI.

EHSI used the proceeds of $235,585,000 (US$149,625,000) to pay $13,123,000 (US$8,335,000) of related fees and expenses, retire $206,008,000 of debt (US$130,840,000, consisting of US$124,479,000 outstanding under its previous credit facility and US$6,361,000 of other debt), and for general corporate purposes.

The 2010 Senior Notes and the 2014 Notes are redeemable at EHSI’s option starting on July 1, 2006, and May 1, 2009, respectively. The redemption prices, if redeemed during the 12-month period indicated, are as follows:

Senior Notes, due 2010
Year (starting July 1)

2006	104.750%
2007	102.375%
2008 and thereafter	100.000%

Senior Subordinated Notes, due 2014
Year (starting May 1)

2009	103.438%
2010	102.292%
2011	101.146%
2012 and thereafter	100.000%

CREDIT FACILITY

In connection with the offering of the 2014 Notes, EHSI amended and restated its credit facility (the “Credit Facility”) to, among other things, extend the maturity date from June 28, 2007 to June 28, 2009, and increase the total borrowing capacity from US$105,000,000 to US$155,000,000.

The Credit Facility is used to back letters of credit and for general corporate purposes. Borrowings under the Credit Facility bear interest, at EHSI’s option, at the Eurodollar rate or the base rate, plus applicable margins. Depending upon EHSI’s senior leverage ratio, the interest rate is equal to the Eurodollar rate plus a margin of 2.50% to 3.25% per annum or the base rate plus a margin of 1.50% to 2.25% per annum. The commitment fee is 0.50% per annum on the undrawn capacity regardless of utilization.

The Credit Facility is secured by a perfected, first priority security interest in certain tangible and intangible assets and all of EHSI’s capital stock and the capital stock of EHSI’s subsidiary guarantors. The Credit Facility is also secured by a pledge of 65% of the voting stock of EHSI’s foreign subsidiaries, including its subsidiary guarantor’s foreign subsidiaries, if any. The Credit Facility contains customary covenants and events of default and is subject to various mandatory prepayment and commitment reductions. EHSI is permitted to make voluntary prepayments at any time under the Credit Facility.

— p.65 —

Extendicare Inc.

As at December 31, 2004 and December 31, 2003, EHSI had no borrowings under its Credit Facility. The unused portion of the Credit Facility that is available for working capital and corporate purposes, after reduction for outstanding letters of credit of US$23,900,000 was US$131,100,000 as of December 31, 2004.

The Credit Facility requires that EHSI comply with various financial covenants, including fixed charge coverage, debt leverage, and tangible net worth ratios. EHSI is in compliance with all of the financial covenants as of December 31, 2004.

INTEREST RATE SWAP AND CAP AGREEMENTS

On June 28, 2002, EHSI entered into an interest rate swap agreement and an interest rate cap agreement. The swap arrangement was used to hedge a notional US$150,000,000 of EHSI’s fixed-rate 9.35% 2007 Notes. EHSI paid a variable rate of interest equal to the one-month London Interbank Borrowing Rate (LIBOR), adjustable monthly, plus a spread of 4.805% and received a fixed rate of 9.35% to maturity of the swap in December 2007.

The interest rate cap agreement covered a notional amount of US$150,000,000 maturing in December 2007. Under the cap agreement EHSI paid a fixed rate of interest equal to 0.24% and received a variable rate of interest equal to the excess, if any, of the one-month LIBOR, adjusted monthly, over the cap rate of 7%. A portion of the interest rate cap with a notional amount of US$32,000,000 was designated as a hedging instrument (cash flow hedge) to effectively limit possible increases in interest payments under variable-rate debt obligations. The remainder of the interest rate cap with a notional amount of US$118,000,000 was used to offset increases in variable-rate interest payments under the interest rate swap to the extent that one-month LIBOR exceeded 7%. Under the terms of the agreements, the counterparties could call the interest rate swap and the interest rate cap upon 30 days notice.

EHSI had also hedged a portion of its previous variable-rate long-term debt through an interest rate swap with a notional amount of US$25,000,000 that matured February 2003. Upon refinancing of the debt, EHSI terminated this swap with a cash payment of $1,000,000 (US$635,000), the cost of which was included in the statement of earnings as part of loss (gain) from asset disposals, impairment and other items.

On April 19, 2004, coterminous with the redemption of its 2007 Notes, EHSI terminated its related interest rate swap and cap agreements for an aggregate gain of $4,433,000 (US$3,302,000), which was recognized in the second quarter of 2004. In addition, to hedge its exposure to fluctuations in market value, on April 22, 2004, EHSI entered into two new interest rate swap agreements and two new interest rate cap agreements relating to EHSI’s 2010 Senior Notes and 2014 Notes.

With respect to the 2010 Senior Notes, EHSI entered into an interest rate swap agreement expiring July 1, 2010, with a notional amount of US$150,000,000. This agreement effectively converted up to US$150,000,000 of fixed-rate indebtedness into variable-rate indebtedness. Under the terms of this interest rate swap agreement, the counterparty can call the swap at any time on or after July 1, 2006, with payments as determined under the agreement. This call option is a mirror image of the embedded call option in the debt instrument. EHSI also entered into an interest rate cap agreement expiring July 1, 2010, with a notional amount of US$150,000,000 (the “2010 Cap”). Under the terms of the 2010 Cap, EHSI paid on April 22, 2004, an upfront fee of US$3,500,000 to the counterparty, and the change in fair value of this fee is recorded in the statement of earnings. EHSI will receive a variable rate of interest equal to the excess, if any, of the six-month LIBOR, adjusted semi-annually, over the cap rate of 7%. EHSI uses the interest rate cap to offset possible increases in interest payments under the interest rate swap agreement expiring July 1, 2010, caused by increases in market interest rates over a certain level. Under the terms of the 2010 Cap, the counterparty can call the cap if the interest rate swap agreement expiring July 1, 2010, is terminated.

— p.66 —

2004 Annual Report

NOTES

With respect to the 2014 Notes, on April 22, 2004, EHSI entered into an interest rate swap agreement expiring May 1, 2014, with a notional amount of US$125,000,000. This agreement effectively converted up to US$125,000,000 of fixed-rate indebtedness into variable-rate indebtedness. Under the terms of this interest rate swap agreement, the counterparty can call the swap at any time on or after May 1, 2009, with payments as determined under the agreement. This call option is a mirror image of the embedded call option in the debt instrument. EHSI also entered into an interest rate cap agreement expiring May 1, 2014, with a notional amount of US$125,000,000 (the “2014 Cap”). Under the terms of the 2014 Cap, EHSI pays a fixed rate of interest equal to 0.75% to the counterparty and receives a variable rate of interest equal to the excess, if any, of the six-month LIBOR, adjusted semi-annually, over the cap rate of 7%. EHSI uses the interest rate cap to offset possible increases in interest payments under the interest rate swap agreement expiring May 1, 2014, caused by increases in market interest rates over a certain level. Under the terms of the interest rate cap agreement, the counterparty can call the cap if the interest rate swap agreement expiring May 1, 2014, is terminated.

The interest rate swaps maturing in 2010 and 2014 are designated as highly effective fair value hedges, and as a result, changes in market value of the swaps are offset by changes in market value of the hedged debt instruments. As of December 31, 2004, the fair value of the interest rate swaps designated as fair value hedges is an asset of $370,000 (US$308,000) and is offset by a corresponding change in the fair value of the hedged long-term debt obligation, both of which are off-balance sheet amounts.

The interest rate caps maturing in 2010 and 2014 are not designated as hedges and the change in fair value of these caps are reported in the statement of earnings. As of December 31, 2004, the fair value of the 2010 Cap is an asset of $1,184,000 (US$984,000) and the fair value of the 2014 Cap is a liability of $6,300,000 (US$5,241,000). The asset is included in the balance sheet as other assets and the liability is included in other long-term liabilities.

The fair values of EHSI’s interest rate caps are dependent on the projected six-month LIBOR, which is influenced by long-term rates, and the volatility of these rates. As a result of a decline in the volatility of rates in 2004, the value of EHSI’s interest rate caps declined and resulted in a valuation adjustment loss of $10,379,000 (US$7,983,000) for the year ended December 31, 2004.

OTHER

During the first and third quarters of 2004, EHSI prepaid in full $16,900,000 (US$13,000,000) and $12,400,000 (US$9,500,000), respectively, of Industrial Development Revenue Bonds, resulting in the write-off of $663,000 (US$506,000) of deferred financing costs, which have been reported in loss (gain) from asset disposals, impairment and other items in the statement of earnings.

On October 1, 2002, EHSI exercised its right to acquire three nursing facilities located in Ohio and four in Indiana that it had previously leased. The purchase price included a US$10,500,000 10-year interest-bearing note. In the latter part of 2003, EHSI prepaid $6,300,000 (US$4,500,000) against the note. In April 2004 EHSI refinanced the nursing facilities with mortgages and repaid the remaining balance of the note due to the seller.

In Canada the Company has a $40,000,000 operating line, of which $38,289,000 supports standby letters of credit, primarily to secure pension obligations.

Principal payments on long-term debt due within the next five fiscal years, exclusive of obligations under capital leases, after giving effect to renewal privileges, are as follows:

Year	(thousands of dollars)

2005	4,975
2006	15,117
2007	8,785
2008	21,484
2009	9,395

— p.67 —

Extendicare Inc.

11.	Share Capital

The authorized capital of the Company consists of an unlimited number of:

Class I preferred shares, issuable in series; Class II preferred shares, issuable in series; Subordinate Voting Shares; and Multiple Voting Shares, convertible on the basis of one Subordinate Voting Share for each Multiple Voting Share. All preferred shares are redeemable at $25.00 per share at the option of the Company.

CLASS I PREFERRED SHARES

Cumulative Redeemable Preferred Shares, Series 2 are entitled to receive quarterly cumulative preferential cash dividends in an amount determined by applying $25.00 to one-quarter of 71% of the average Canadian prime rate of interest for the quarter ended immediately before the relevant dividend payment date. The provisions of these shares contain an annual purchase obligation, whereby the Company is obliged to make its best efforts to acquire 71,637 of these shares annually on the open market.

Adjustable Dividend Preferred Shares, Series 3 are entitled to receive quarterly cumulative preferential cash dividends in an amount determined by applying $25.00 to one-quarter of 72% of an interest rate to be determined every five years by reference to yields on selected Government of Canada bonds. The rate has been set at 3.96% for the period commencing February 16, 2001, and ending February 15, 2006. The Series 3 Preferred Shares are convertible into Adjustable Dividend Preferred Shares, Series 4 on a share-for-share basis on February 16, 2006, and on each fifth anniversary thereof.

Adjustable Dividend Preferred Shares, Series 4 are entitled to receive quarterly cumulative preferential cash dividends in an amount determined by applying $25.00 to one-quarter of 72% of the average Canadian prime rate of interest for the quarter ended immediately before the relevant dividend payment date. The Series 4 Preferred Shares are convertible into Series 3 Preferred Shares on a share-for-share basis on February 16, 2006, and on each fifth anniversary thereof.

CLASS II PREFERRED SHARES

Preferred Shares, Series 1 are entitled to receive monthly cumulative cash dividends in an amount determined by applying $25.00 to one-twelfth of the defined Annual Dividend Rate applicable to that calendar month. The Annual Dividend Rate for a calendar month is calculated with reference to the Canadian prime rate of interest and the defined Calculated Trading Price of the Class II Preferred Shares, Series 1.

SUBORDINATE VOTING SHARES AND MULTIPLE VOTING SHARES

Subordinate Voting Shares are entitled to one vote for each share held at any meeting of shareholders of the Company. The Subordinate Voting Shares entitle the holders thereof to quarterly preferential dividends, cumulative within each financial year, aggregating 2.5 cents per share in each financial quarter, after which each Multiple Voting Share and Subordinate Voting Share participates equally in all further dividends.

Multiple Voting Shares are entitled to 10 votes for each share held at any meeting of shareholders.

NORMAL COURSE ISSUER BID AND PURCHASE OBLIGATION

During 2004, pursuant to normal course issuer bids, the Company purchased and cancelled 456,100 Subordinate Voting Shares at a cost of $6,623,000 (2003 – 1,107,000 shares at a cost of $4,498,000) and 7,700 Multiple Voting Shares at a cost of $120,000 (2003 – 433,700 shares at a cost of $3,169,000). The shares purchased and cancelled during 2004 included 221,900 Subordinate Voting Shares and 6,700 Multiple Voting Shares purchased under the current bid at a total cost of $3,562,000. The current bid, which commenced November 29, 2004, will terminate for each class of shares on the earlier of November 28, 2005 and the dates on which a total of 2,800,000 Subordinate Voting Shares, 590,000 Multiple Voting Shares and 19,000 Class II Preferred Shares, Series 1, have been purchased and cancelled by the Company pursuant to the bid.

— p.68 —

NOTES

2004 Annual Report

During 2004 the Company purchased 21,900 Class I Preferred Shares, Series 2 for $544,000 pursuant to the purchase obligation (2003 – 17,500 shares for $411,000).

The purchase of shares for cancellation resulted in a direct charge to retained earnings in 2004 of $4,602,000 (2003 –$1,407,000), for the net cost of the shares in excess of, or below, their carrying values.

STOCK OPTION PLAN

The Company’s Amended and Restated Subordinate Voting Share Option and tandem SAR Plan (the “Stock Option Plan”) provides directors and employees with an incentive to enhance shareholder value by providing such persons with an opportunity to participate in an increase in the equity value of the Company’s Subordinate Voting Shares. Options are granted at the discretion of the Board of Directors, upon recommendation by the Human Resources Committee, to certain directors, officers and employees of the Extendicare group of companies.

In May 2004 the Company’s Board of Directors, with the approval of the Toronto Stock Exchange (TSX), amended the Stock Option Plan to add the ability to grant tandem share appreciation rights (SARs) with option grants. Tandem SARs give participants the right to choose to exercise a SAR instead of the corresponding option. When a SAR is exercised the participant receives, at the election of the Company, either a payment in cash or the equivalent value of Subordinate Voting Shares acquired on the open market, equal to the difference between the closing price of the Subordinate Voting Shares and the exercise price of the option. Awards pursuant to the Company’s Stock Option Plan are exercisable only to the extent that the option has vested, such period not to exceed 10 years, as determined by the Board of Directors at the time of granting. The Company has not increased the number of Subordinate Voting Shares reserved for issuance under its Stock Option Plan, and to the extent that awards pursuant to the Stock Option Plan result in the exercise of SARs, the equivalent number of Subordinate Voting Shares will be reduced from the number reserved and available under the Stock Option Plan for future grants. Awards that include tandem SARs are accounted for on a fair value basis so that the change in fair value of the underlying Subordinate Voting Shares is recognized in earnings.

The Company’s Stock Option Plan provides that the exercise price of any option granted shall not be less than the closing price (or, if there is no closing price, the simple average of the bid and ask price) for the Subordinate Voting Shares as quoted on the TSX on the trading day prior to the date of grant. The Stock Option Plan contains provisions for appropriate adjustments in the event of a corporate reorganization. Upon termination of employment, for any reason other than retirement or death, options that have not vested are forfeited, and vested options must be exercised within the 90-day period following the date of termination. In the case of death, options that have vested, including those that vest during the next 270 days, must be exercised within the 270-day period following the date of death. In the case of normal retirement, options continue to vest and are exercisable in accordance with the terms of their original grant.

A total of 3,815,000 Subordinate Voting Shares have been reserved under the Stock Option Plan, of which a total of 2,122,775 Subordinate Voting Shares have been granted. All options granted prior to 2004 vest equally over the first four years, and expire five years from the date of grant. All options granted during 2004 included tandem SARs, vest equally over the first four years, and expire 10 years from the date of grant. The options granted have exercise prices ranging from $2.60 to $14.82, and expire between February 23, 2005, and August 3, 2014.

—p.69—

Extendicare Inc.

A summary of the status of the Company’s stock options/SARs as of December 31, 2004, 2003 and 2002, and changes during the years ending on those dates is presented below:

	2004		2003		2002
		Weighted-		Weighted-		Weighted-
	Number	average	Number	average	Number	average
	of Stock	Exercise	of Stock	Exercise	of Stock	Exercise
	Options	Price ($)	Options	Price ($)	Options	Price ($)

Outstanding at beginning of year	2,297,250	3.86	2,514,750	4.14	2,342,875	6.84
Granted	440,000	14.57	458,000	3.45	846,000	4.38
Exercised	(567,975)	4.07	(364,500)	4.27	(28,875)	2.90
Cancelled	(46,500)	4.17	(311,000)	5.09	(645,250)	14.29

Outstanding at end of year	2,122,775	6.01	2,297,250	3.86	2,514,750	4.14

Options exercisable at year-end	893,900	3.62	944,875	3.85	851,625	4.33

The following table summarizes information about stock options/SARs outstanding at December 31, 2004.

	Options Outstanding			Options Exercisable
		Weighted-	Weighted-		Weighted-
	Number	average	average	Number	average
	of Stock	Remaining	Exercise	of Stock	Exercise
Range of Exercise Price ($)	Options	Contractual Life	Price ($)	Options	Price ($)

Stock options
2.60 to 3.70	964,400	1.9 years	3.25	550,525	3.07
4.36 to 7.01	718,375	2.0	4.48	343,375	4.50
Options/SARs
14.50 to 14.82	440,000	9.5	14.57	—	—

For awards under the Stock Option Plan that included tandem SARs the Company accrues compensation expense on a graded vesting basis in an amount by which the quoted market value of the Subordinate Voting Shares exceeds the option price. Changes, either increases or decreases, in the quoted market value of the Subordinate Voting Shares between the date of grant and the reporting period date result in a change in the measure of compensation for the award. During 2004 the Company recorded compensation expense of $90,000 associated with the tandem SARs granted during the year.

The Company elected to adopt the fair value based method of accounting for stock-based compensation on a prospective basis, applied to awards granted under the Stock Option Plan beginning January 1, 2003. For awards granted under the Stock Option Plan prior to January 1, 2003, the Company applies the settlement method, in that no compensation expense is recorded, and when the options are exercised, share capital is increased in the amount of the proceeds received. For stock options granted subsequent to December 31, 2002, which did not include tandem SARs, the Company recorded compensation expense of $192,000 (2003 — $144,000). Contributed surplus increased by $174,000 to $318,000 at the end of 2004, after an $18,000 adjustment for stock options that were exercised.

—p.70—

NOTES

2004 Annual Report

Had awards granted under the Stock Option Plan prior to January 1, 2003 been accounted for using the fair value based method of accounting for stock-based compensation, the Company’s consolidated net earnings and related per share amounts would have been reduced to the pro forma amounts indicated below:

(thousands of dollars except per share amounts)	2004	2003	2002

Net earnings
As reported	125,201	60,674	18,934
Pro forma	124,863	60,092	17,625
Basic earnings per share
As reported	1.81	0.87	0.26
Pro forma	1.81	0.86	0.24
Diluted earnings per share
As reported	1.78	0.86	0.26
Pro forma	1.77	0.85	0.24

The weighted average fair value of options granted during the years ended December 31, 2003 and 2002 was $1.49 and $1.92, respectively. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions.

	2003	2002

Dividend yield	—	—
Expected share price volatility	44.6%	47.4%
Risk-free rate of return	4.0%	4.3%
Expected period until exercise (years)	4.7	4.4

12.	Revenue

The Company derived approximately 77%, 76% and 76% of its United States revenue in 2004, 2003 and 2002, respectively, from services provided under the federal program (Medicare) and state medical assistance programs (Medicaid). The Medicare program pays each participating facility a prospectively set rate for each resident, which is based on the resident’s acuity. Most Medicaid programs fund participating facilities using a case-mix based system, paying prospectively set rates.

In respect of Medicare cost reporting periods prior to the implementation of PPS, EHSI has ongoing discussions with its fiscal intermediaries regarding the treatment of various items related to prior years’ cost reports. Normally items are resolved during the audit process and no provision is required. Differences of opinion regarding cost reporting methods between EHSI and its fiscal intermediaries can be settled through a formal appeal process. Should this occur, a general provision for Medicare receivables may be recorded for disagreements that result in EHSI filing an appeal with the Provider Reimbursement Review Board of the Centers for Medicare and Medicaid Services (CMS).

With respect to Medicaid in states that utilize retrospective reimbursement systems, nursing facilities are paid on an interim basis for services provided, subject to adjustments based upon allowable costs, which are generally submitted in cost reports on an annual basis. In these states, revenue is subject to adjustments as a result of cost report settlements with the state.

In the third and fourth quarters of 2003, EHSI recorded a provision for $3,083,000 (US$2,200,000) and $2,455,000 (US$1,752,000), respectively, pertaining to individual Medicare claims in dispute with a fiscal intermediary for the cost report years 1996 through 1998. Of the $5,538,000 provision, $1,794,000 (US$1,280,000) pertained to discontinued operations and therefore was applied to a previously accrued divested operations liability balance. The net adjustment of $3,744,000 (US$2,672,000) resulted in a reduction of revenue in 2003. Offsetting this, EHSI recorded a recovery of $5,879,000 (US$4,195,000) in Medicaid revenue due to a favourable court decision in the State of Ohio relating to the recovery of alleged government overpayments for adjudicated Medicaid cost report periods.

—p.71—

Extendicare Inc.

As of December 31, 2004, the States of Pennsylvania, Indiana and Washington have proposed state plan amendments and waivers pertaining to the fiscal year commencing July 1, 2003, that are awaiting review and approval by CMS. As the state plan amendments and waivers had not been approved, EHSI recorded revenue based upon amounts received. Based upon the final and CMS approved state plan amendments and waivers, changes in Medicaid rates and any associated provider taxes could result in adjustments to income for the period from July 1, 2003 to December 31, 2004.

13.	Income Taxes

The major factors that caused variations from the expected combined Canadian federal and provincial statutory income tax rates were the following:

(thousands of dollars)	2004	2003	2002

Earnings from health care before income taxes	112,109	66,329	22,616

Income taxes at statutory rates of 36.12% (2003 – 36.62%; 2002 – 38.62%)	40,494	24,290	8,733
Income tax effect relating to the following items
Tax rate variance of foreign subsidiaries	3,984	2,806	1,552
Recovery of prior year taxes re loss on sale of subsidiary stock	(38,968)	—	—
IRS audit settlement and other items	(2,103)	—	—
Benefit of other operating and capital loss utilization	(5,312)	(2,744)	(411)
Non-taxable income	(3,256)	(410)	—
Other items	1,444	597	1,328

	(3,717)	24,539	11,202

Income taxes for 2004 included a tax benefit of $41,071,000 (US$33,596,000) recorded in December 2004 resulting from two events. EHSI recorded a cumulative tax benefit of $38,968,000 (US$31,876,000) for an additional loss claimed from the December 1999 sale of Arbor, its former subsidiary, to Tandem. This additional loss was allowed primarily due to the issuance of additional guidance by the U.S. Internal Revenue Service (IRS), regarding the allowable method to calculate the loss on the sale of subsidiary stock, and partially due to the settlement of an IRS audit for the tax years ending December 1997 through December 2002. In addition, EHSI recorded a tax benefit of $2,103,000 (US$1,720,000) relating to this audit and other issues.

Cash taxes paid in 2004, 2003 and 2002 were $29,677,000, $15,547,000 and $7,571,000, respectively.

At December 31, 2004, the Company had net operating loss carryforwards available for U.S. state income tax financial reporting purposes of $74,283,000 (US$61,800,000), which expire in 2005 through 2023. The Company also had net operating loss carryforwards available for U.S. federal income tax financial reporting purposes of $7,611,000, which expire in 2021 through 2023. In addition, the Company had $7,230,000 net operating loss carryforwards available for Canadian income tax purposes, which expire in 2005 through 2014. To the extent the realization of these losses is uncertain a valuation allowance has been established.

At December 31, 2004, there were capital losses available for Canadian income tax purposes of $55,222,000 (2003 –$65,645,000) that can be carried forward indefinitely to apply against future capital gains. The future tax benefit of the capital losses of $9,973,000 (2003 – $11,855,000) has been fully offset in the valuation allowance for future tax assets. At December 31, 2003, the Company had capital losses available for U.S. state tax purposes of $212,626,000 (US$164,000,000) with a related future tax asset balance of $17,542,000 (US$13,530,000). These losses, which had been fully offset with a valuation allowance, expired during 2004, and the future tax asset was written off against the valuation allowance.

—p.72—

NOTES

2004 Annual Report

The valuation allowance for future tax assets as of December 31, 2004 and 2003 was $21,690,000 and $45,820,000, respectively. The net change in the total valuation allowance for 2004 and 2003 was a decrease of $24,130,000 and $8,794,000, respectively. In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the valuation allowances.

Future income taxes are provided for temporary differences. The significant components of future income tax assets and liabilities are as follows:

(thousands of dollars)	2004	2003

Future income tax assets
Self-insurance reserves	28,677	39,697
Employee benefit accruals	18,165	13,841
Operating loss carryforwards	10,774	11,432
Alternative minimum tax credit carryforwards	10,886	—
Work opportunity tax credit carryforwards	5,779	—
Net capital loss carryforwards	9,973	29,397
Deferred revenue	4,827	4,032
Investment in Crown Life	3,688	5,795
Goodwill	1,586	1,519
Accounts receivable reserves	1,566	—
Operating reserves	586	2,774
Other	8,368	7,492

	104,875	115,979
Less valuation allowance	21,690	45,820

	83,185	70,159

Future income tax liabilities
Property and equipment	71,596	93,095
Leasehold rights	953	1,766
Accounts receivable reserves	—	1,084
Other	11,520	16,620

	84,069	112,565

Future income tax liabilities, net	884	42,406
Less current portion of future income tax assets, net	19,296	34,571

Long-term future income tax liabilities, net	20,180	76,977

—p.73—

Extendicare Inc.

14.	Earnings per Share

Per share amounts are calculated by dividing net earnings after preferred share dividends for the year by the weighted average number of combined Subordinate Voting Shares and Multiple Voting Shares outstanding during the year. Diluted earnings per share, using the treasury stock method, assumes outstanding stock options are exercised at the beginning of the year and common shares are purchased at the average market price during the year from funds derived on the exercise of these outstanding options.

The following table reconciles the numerator and denominator of the basic and diluted earnings per share computation.

(thousands of dollars except per share amounts)	2004	2003	2002

Numerator for basic and diluted earnings per share
Net earnings	125,201	60,674	18,934
Dividends on preferred shares	(659)	(764)	(708)

	124,542	59,910	18,226

Denominator for basic and diluted earnings per share
Basic weighted average number of shares	68,719,066	68,839,040	70,696,172
Dilutive stock options	1,375,956	722,599	578,314

Diluted weighted average number of shares	70,095,022	69,561,639	71,274,486

Earnings per share
Basic	1.81	0.87	0.26
Diluted	1.78	0.86	0.26

There were no stock options excluded from these calculations for the years ended December 31, 2004 and December 31, 2003.

15.	Other Commitments

At December 31, 2004, the Company was committed under non-cancellable leases requiring future minimum rentals as follows:

	Capital	Operating
(thousands of dollars)	Leases	Leases	Total

2005	12,964	11,879	24,843
2006	12,951	7,819	20,770
2007	12,951	5,472	18,423
2008	12,951	5,344	18,295
2009	12,951	4,968	17,919
Thereafter	222,655	25,229	247,884

Total minimum payments	287,423	60,711	348,134

Less amount representing interest	154,231

Obligations under capital leases	133,192

At December 31, 2004, outstanding capital expenditure commitments for ECI totalled $481,000, and for EHSI, totalled $25,000,000 (US$20,800,000). Included in EHSI’s outstanding commitments was US$12,600,000 related to expansion projects estimated to cost US$42,000,000, of which US$9,400,000 was spent in 2004, and the remaining US$20,000,000 was uncommitted at year-end.

—p.74—

NOTES

2004 Annual Report

16.	Contingent Liabilities

The Company and its consolidated subsidiaries are defendants in actions brought against them from time to time in connection with their operations. It is not possible to predict the ultimate outcome of the various proceedings at this time or to estimate additional costs that may result.

The U.S. Department of Justice and other federal agencies are increasing resources dedicated to regulatory investigations and compliance audits of health care providers. The Company is diligent to address these regulatory efforts. U.S. federal law requires each state to have a Medicaid Fraud Control Unit, which is responsible for investigating provider fraud and resident abuse in Medicaid funded facilities. EHSI has an investigation currently in progress concerning resident care and funds received for Certified Nursing Assistant training at the Lakeside nursing facility, which arose before the facility was transferred to Lakeside Health in July 2004 under a lease arrangement. EHSI has accrued for known and estimated fines and penalties to be assessed and is in final negotiations with the State of Wisconsin to settle all of these issues. EHSI is also aware of an investigation by this unit in Kentucky, but this investigation has been inactive for a substantial period of time.

EHSI entered into a preferred provider agreement with Omnicare pursuant to the divestiture of its pharmacy operations in 1998. In connection with its agreement to provide pharmacy services, Omnicare has requested arbitration for an alleged lost profits claim related to EHSI’s disposition of assets, primarily in Florida. Damage amounts, if any, cannot be reasonably estimated based on information available at this time. An arbitration hearing has not yet been scheduled. Management believes it has interpreted correctly and complied with the terms of the preferred provider agreement; however, there can be no assurance that this claim will not be successful or that other claims will not be made with respect to the agreement. Also, EHSI and Omnicare are currently negotiating the pricing of drugs for Medicare residents for the years 2001 and 2002 and should this matter not be settled, it will be taken to arbitration.

17.	Employee Future Benefits

Retirement compensation arrangements, including defined benefit plans, are maintained with certain employee groups.

The Company provides a defined benefit pension plan and a supplementary plan, which is an unfunded defined benefit pension arrangement for certain of its executives. The Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes at September 30 of each year. A discount rate of 6% was used to determine the benefit expense and the accrued benefit obligation. Actuarial valuation reports of the defined benefit pension plan are completed every three years with the last one completed on October 1, 2003. Additional information for these benefit plans is provided in the tables on the following page.

The Company also maintains defined contribution retirement 401(k) savings plans in its United States operations, which are made available to substantially all of the Company’s United States employees. EHSI pays a matching contribution of 25% of every qualifying dollar contributed by plan participants, net of any forfeitures. The Company incurred expenses and made cash payments related to the 401(k) savings plans of $1,692,000, $1,121,000 and $2,016,000 in 2004, 2003 and 2002, respectively.

—p.75—

Extendicare Inc.

(thousands of dollars unless otherwise noted)	2004	2003

Accrued benefit obligations
Balance at beginning of year	33,949	28,736
Current service cost	720	552
Benefits paid	(1,434)	(1,434)
Interest costs	2,037	1,828
Actuarial (gains) losses	(1,879)	4,267

Balance at end of year	33,393	33,949

Plan assets
Fair value at beginning of year	5,409	5,098
Employer contributions	1,257	1,265
Actual return on plan assets	641	480
Benefits paid	(1,434)	(1,434)

Fair value at end of year	5,873	5,409

Funded status – plan deficit	27,520	28,540
Unrecognized net experience losses	(6,215)	(9,160)
Other	(314)	(314)

Accrued benefit liability	20,991	19,066

Net benefit plan expense
Current period service costs	720	552
Interest cost	2,037	1,828
Expected return on plan assets	(399)	(376)
Amortization of losses	824	303

Net benefit plan expense	3,182	2,307

Reconciliation of funded status to amounts in financial statements
Accrued benefit liability at beginning of the year	19,066	18,017
Pension expense	3,182	2,307
Employer contributions	(1,257)	(1,258)

Accrued benefit liability at end of the year	20,991	19,066

Reported in the Company’s balance sheet as:
Current accrued liabilities	1,257	1,258
Other long-term liabilities	19,734	17,808

Accrued benefit liability at end of year	20,991	19,066

Percentage of plan assets
Equities	61%	62%
Fixed income securities	31%	33%
Cash and short-term investments	8%	5%

	100%	100%

Significant assumptions
Discount rate	6.0%	6.0%
Expected long-term rate of return on plan assets	7.5%	7.5%
Rate of compensation increase	5.0%	5.0%
Average remaining service period of active employees (years)	7	8

—p.76—

NOTES

2004 Annual Report

18.	Financial Instruments

With the exception of the following, the fair values of financial instruments approximate their recorded values.

(thousands of dollars)	2004		2003
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Accounts receivable, less allowance	161,119	160,061	189,534	184,043
Notes, mortgages and amounts receivable, including current portion	79,350	82,779	96,587	98,407
Other investments	601	1,285	11,046	13,389
Investments held for self-insured liabilities	48,920	49,224	40,615	41,435
Long-term debt, including current portion	620,902	696,388	757,503	832,690
Interest rate cap (asset)	(1,184)	(1,184)	—	—
Interest rate cap (liability)	6,300	6,300	—	1,013

Accounts receivable, including other long-term receivables, are recorded at the net realizable value expected to be received from government assistance programs, other third-party payors or individual patients. The carrying values of accounts receivable approximate fair values due to their short maturities, with the exception of certain settlement receivables from third-party payors that are anticipated to be collected beyond one year. The fair values of these settlement receivables are estimated based on discounted cash flows at current borrowing rates.

Notes and mortgages receivable primarily consist of notes and amounts receivable from government agencies, and third-party notes on the sale of assets. The fair values for these instruments are based on the amount of future cash flows associated with each instrument, discounted using current applicable rates for similar instruments of comparable maturity and credit quality.

Receivables from government agencies represent the only concentrated group of credit risks for the Company. Management does not believe that there are any credit risks associated with these government agencies other than possible funding delays. Receivables other than from government agencies consist of receivables from various payors and do not represent any concentrated credit risks to the Company. Furthermore, management continually monitors and adjusts its allowances associated with these receivables.

Other investments consist of investments in stock and warrants, the fair values of which are based on quoted market prices.

The fair values for investments held for self-insured liabilities are based on quoted market prices. The securities within the investments held for self-insured liabilities are all considered to be available for sale.

The Company has determined that it is not reasonable or meaningful to calculate a fair value for the accrual for self-insured liabilities.

The fair values for long-term debt are based on the amount of future cash flows associated with each instrument discounted using current applicable rates for similar instruments of comparable maturity and credit quality.

The fair values of the interest rate swaps and interest rate caps are based on the quoted market prices as provided by the financial institutions that are counterparty to the arrangements. As of December 31, 2004, the fair value of the interest rate swaps designated as fair value hedges is an asset of $370,000 (2003 — $5,432,000) and is offset by a corresponding change in the fair value of the hedged long-term debt obligation, both of which are off-balance sheet amounts.

—p.77—

Extendicare Inc.

19.	Related Party Transactions

The Company made an investment in Salumatics of $122,000 in 2004 and $2,501,000 in 2003. The Chairman and one other Director of Extendicare are board members of Salumatics, and three Directors of Extendicare are either direct or indirect shareholders of Salumatics. In addition, the Chairman of Extendicare serves as Chairman and Chief Executive Officer of a company that holds an equity interest in Salumatics and has a contract to provide management services to Salumatics.

Extendicare paid rent to Crown Life for rental of certain office premises up until June 2004. For the first six months ended June 30, 2004, the rent paid amounted to $694,000 and for the years 2003 and 2002 was $1,319,000 and $1,257,000, respectively.

20.	Segmented Information

During 2004 Extendicare had two reportable operating segments: United States operations and Canadian operations. The Company’s operations are managed independently of each other because of their geographic areas and regulatory environments. Each operation retains its own management team and is responsible for compiling its own financial information.

The Company, through its subsidiaries, operates long-term care facilities in the United States and Canada. Also offered in the United States are medical specialty services, such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada.

Substantial portions of the Company’s revenues are funded by various federal, state, provincial and local government programs. The funding programs from which Extendicare receives 10% or more of its revenues are: the United States federal Medicare program, representing revenues of $367,696,000, $334,247,000 and $328,313,000 in 2004, 2003 and 2002, respectively; and the Ontario provincial government, representing revenues of $267,885,000, $261,919,000 and $228,201,000 in 2004, 2003 and 2002, respectively.

—p.78—

2004 Annual Report

NOTES

The significant accounting policies of the reportable operating segments are the same as those described in note 1. Information about the Company’s segments and a reconciliation of segment profit to net earnings are as follows:

(thousands of dollars)			2004

	United States	Canada	Total

Revenue
Nursing and assisted living centres	1,195,904	366,863	1,562,767
Outpatient therapy	14,300	—	14,300
Home health	—	127,971	127,971
Other	34,742	7,020	41,762

	1,244,946	501,854	1,746,800

Earnings before undernoted	189,487	51,335	240,822

Lease costs	12,548	3,682	16,230
Depreciation and amortization	46,940	9,933	56,873
Interest expense	31,659	23,819	55,478
Interest revenue	(10,545)	(4,942)	(15,487)
Intersegment interest expense (revenue)	1,390	(1,390)	—
Valuation adjustment of interest rate caps	10,379	—	10,379
Loss (gain) from asset disposals, impairment and other items	20,931	(15,691)	5,240

Earnings before income taxes	76,185	35,924	112,109
Income taxes
Current	27,234	9,838	37,072
Future (reduction)	(38,971)	(1,818)	(40,789)

Earnings from health care	87,922	27,904	115,826
Share of equity accounted earnings			9,375

Net earnings			125,201

Cash used in property and equipment	53,771	15,351	69,122
Balance sheet
Property and equipment	539,790	227,611	767,401
Goodwill	87,294	70	87,364
Leasehold rights	2,319	—	2,319

Assets before undernoted	921,593	436,207	1,357,800
Equity accounted investments			68,531

Total consolidated assets			1,426,331

— p.79 —

Extendicare Inc.

(thousands of dollars)			2003

	United States	Canada	Total

Revenue
Nursing and assisted living centres	1,182,045	351,981	1,534,026
Outpatient therapy	16,151	—	16,151
Home health	—	134,921	134,921
Other	32,543	6,973	39,516

	1,230,739	493,875	1,724,614

Earnings before undernoted	155,064	49,983	205,047

Lease costs	14,469	3,748	18,217
Depreciation and amortization	53,993	9,664	63,657
Interest expense	43,970	23,306	67,276
Interest revenue	(5,672)	(3,855)	(9,527)
Intersegment interest expense (revenue)	3,655	(3,655)	—
Gain from asset disposals and other items	—	(905)	(905)

Earnings before income taxes	44,649	21,680	66,329
Income taxes
Current	14,230	4,849	19,079
Future	2,416	3,044	5,460

Earnings from health care	28,003	13,787	41,790
Share of equity accounted earnings			18,884

Net earnings			60,674

Cash used in property and equipment	37,231	27,116	64,347
Balance sheet
Property and equipment	584,953	236,729	821,682
Goodwill	93,513	70	93,583
Leasehold rights	3,975	—	3,975

Assets before undernoted	1,119,081	332,557	1,451,638
Equity accounted investments			141,779

Total consolidated assets			1,593,417

— p.80 —

2004 Annual Report

NOTES

(thousands of dollars)			2002

	United States	Canada	Total

Revenue
Nursing and assisted living centres	1,236,565	315,907	1,552,472
Outpatient therapy	16,144	—	16,144
Home health	—	146,034	146,034
Other	39,472	4,663	44,135

	1,292,181	466,604	1,758,785

Earnings before undernoted	140,545	43,915	184,460

Lease costs	20,056	4,063	24,119
Depreciation and amortization	60,313	8,676	68,989
Interest expense	48,757	19,966	68,723
Interest revenue	(3,427)	(3,249)	(6,676)
Intersegment interest expense (revenue)	2,511	(2,511)	—
Loss from asset disposals, impairment and other items	6,579	110	6,689

Earnings before income taxes	5,756	16,860	22,616
Income taxes
Current (recovery)	(12,837)	5,729	(7,108)
Future	17,026	1,284	18,310

Earnings from health care	1,567	9,847	11,414
Share of equity accounted earnings			7,520

Net earnings			18,934

Cash used in property and equipment	30,928	22,217	53,145
Balance sheet
Property and equipment	718,439	235,152	953,591
Goodwill	113,788	70	113,858
Leasehold rights	6,646	—	6,646

Assets before undernoted	1,376,158	307,979	1,684,137
Equity accounted investment			121,508

Total consolidated assets			1,805,645

— p.81 —

Extendicare Inc.

21.	Reconciliation of Canadian and United States GAAP

The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP. The areas of material difference between Canadian and U.S. GAAP and their impact on the consolidated financial statements of the Company are described below.

The application of U.S. GAAP would have the following effect on the net earnings as reported:

(thousands of dollars except per share amounts)	2004	2003	2002

Earnings from health care for the year as reported in accordance with Canadian GAAP	115,826	41,790	11,414
Application of hedge accounting for derivatives, net of income taxes (D)	431	108	(644)

Earnings from health care for the year as reported in accordance with U.S. GAAP	116,257	41,898	10,770

Share of equity accounted earnings for the year as reported in accordance with Canadian GAAP	9,375	18,884	7,520
Application of U.S. GAAP (A)	235	(7,060)	24,680

Share of equity accounted earnings for the year as reported in accordance with U.S. GAAP	9,610	11,824	32,200

Earnings for the year as reported in accordance with U.S. GAAP	125,867	53,722	42,970

Other comprehensive income (loss), net of tax (B):
Foreign currency translation adjustments	(19,479)	(53,621)	(2,561)
Unrealized gains (losses) on invested assets (C)	(1,610)	5,197	(2,209)
Net current period change in derivative gains (D)	128	45	1,530
Minimum pension liability adjustments (E)	1,643	(3,277)	(2,516)
Share of comprehensive income (loss) of equity accounted investments (A)	(3,627)	(1,262)	5,734

Other comprehensive income (loss)	(22,945)	(52,918)	(22)

Comprehensive earnings as reported in accordance with U.S. GAAP	102,922	804	42,948

Earnings per share amounts in accordance with U.S. GAAP
Basic	1.82	0.77	0.60
Diluted	1.79	0.76	0.60

The cumulative effect of these adjustments on shareholders’ equity is as follows:

(thousands of dollars)	2004	2003	2002

Shareholders’ equity in accordance with Canadian GAAP	456,987	356,433	358,026
Application of hedge accounting for derivatives, net of tax (D)	—	(432)	(647)
Unrealized gains (losses) on invested assets, net of tax (C)	276	1,929	(3,502)
Unrealized gains (losses) on cash flow hedges, net of tax (D)	—	(128)	(207)
Minimum pension liability adjustments, net of tax (E)	(4,150)	(5,793)	(2,516)
Change in equity carrying value of equity accounted investments (A)	10,266	13,326	20,534

Shareholders’ equity in accordance with U.S. GAAP	463,379	365,335	371,688

— p.82 —

2004 Annual Report

NOTES

SUMMARY OF ACCOUNTING POLICY DIFFERENCES

(A)	Equity Accounted Investments

The following table provides the areas of material difference between Canadian and U.S. GAAP of the Company’s share of earnings and other comprehensive income (increase (decrease)) of its equity accounted investments, specifically as they relate to its investment in Crown Life.

(thousands of dollars)	2004	2003	2002

Share of earnings (loss)
Policy liabilities	900	(884)	1,730
Investment income	(665)	(5,120)	28,734
Income taxes	—	(1,056)	(5,789)
Other	—	—	5

	235	(7,060)	24,680

Other comprehensive income
Foreign currency translation adjustments	146	(910)	1,050
Unrealized gains (losses) on invested assets	(3,773)	(352)	4,684

	(3,627)	(1,262)	5,734

The following table provides the cumulative effect between Canadian and U.S. GAAP on the Company’s carrying value of its equity accounted investments.

(thousands of dollars)	2004	2003	2002

Equity accounted investments in accordance with Canadian GAAP	68,531	141,779	121,508

Policy liabilities	2,223	1,470	2,717
Invested assets	10,120	14,922	20,000
Income taxes	(2,077)	(3,066)	(2,183)

	10,266	13,326	20,534

Equity accounted investments in accordance with U.S. GAAP	78,797	155,105	142,042

Policy Liabilities and Deferred Acquisition Costs. Under Canadian GAAP, policy liabilities of Crown Life are calculated using the Canadian asset liability method under which assumptions are adjusted annually based on the expected future experience of the company. Under U.S. GAAP, liabilities for traditional life insurance products are calculated using assumptions as to future experience, which are set at the time of policy issue. These assumptions are not adjusted unless experience is sufficiently adverse that an overall loss on a block of business is expected over the future duration of the business. Universal life or investment type products are accounted for by the retrospective deposit method under which assumptions are updated at least annually. Under U.S. GAAP, costs that vary with and are primarily related to the acquisition of insurance products are capitalized separately as assets on the balance sheet. For traditional life products, these costs are charged to expense in future years in proportion to the premium revenue recognized. For universal life or investment type products, these costs are charged to expense in future years in proportion to the emergence of margins expected to be realized over the duration of the block of business.

Invested Assets. Under Canadian GAAP, gains and losses on invested assets of Crown Life are amortized into income. Under U.S. GAAP, gains and losses on sales of invested assets are included in income when realized. Invested assets that are marketable securities, all of which are considered to be available for sale, are carried at market value with unrealized gains or losses, net of applicable taxes, included in shareholders’ equity. The non-land component of investment real estate is amortized over its expected useful life.

— p.83 —

Extendicare Inc.

(B)	Comprehensive Income

U.S. GAAP Statement of Financial Accounting Standard No. 130, “Reporting Comprehensive Income” (FAS 130) establishes rules for the reporting and display of comprehensive income and its components. Comprehensive income is net income, plus certain other items that are recorded directly to shareholders’ equity. The Company has reported as other comprehensive income, foreign currency translation adjustments, and unrealized gains (losses) on invested assets and hedging activities. The amounts reported as unrealized gains (losses) on invested assets and hedging activities are net of tax; income tax expense (recovery) included therein amounted to $(163,000), $(930,000) and $1,101,000 for 2004, 2003 and 2002, respectively.

(C)	Securities Available for Sale

U.S. GAAP requires that non-current marketable securities considered to be available for sale be reported at fair value and the net unrealized holding gain or loss, net of applicable taxes, be reported as a separate component of shareholders’ equity. There is no similar requirement for Canadian GAAP. The marketable securities within the “Investments held for self-insured liabilities” and “Other investments” captions are all considered to be available for sale. The fair value of these marketable securities in excess of their carrying values at December 31, 2004, was $656,000, or $276,000 net of tax (December 31, 2003 – $3,163,000 in excess of their carrying values, or $1,929,000 net of tax). The amount reported to other comprehensive income for 2004 was an after-tax loss of $1,610,000 (2003 – an after-tax gain of $5,197,000; 2002 – an after-tax loss of $2,209,000).

(D)	Derivative Instruments and Hedging Activities

Prior to the Company’s adoption of CICA AG 13, “Hedging Relationships” effective January 1, 2004, and the termination of certain derivative contracts during 2004, the Company had differences in accounting for its derivative instruments between Canadian and U.S. GAAP. This related to an interest rate cap, of which a portion qualified as a highly effective cash flow hedge and the remainder did not. Under U.S. GAAP, changes in the fair value of a derivative that is highly effective and is designated and qualifies as a cash flow hedge are recorded in Accumulated Other Comprehensive Income (AOCI) until earnings are affected by the variability in cash flows of the designated hedged item. Changes in the fair value of a derivative that is not designated as a hedge are reported in earnings. Prior to the implementation of AG 13, derivative instruments under Canadian GAAP were not fair valued.

At December 31, 2003, the fair value of the portion of the interest rate cap not designated as a hedging instrument was a liability of $796,000 ($431,000 net of tax). Upon termination of this interest rate cap during 2004, the Company realized the after-tax gain in earnings of $431,000. In prior years, the change in fair value of the cap resulted in an after-tax gain of $108,000 in 2003, and an after-tax loss of $644,000 in 2002.

At December 31, 2003, the portion of the interest rate cap that qualified as a hedging instrument was a fair value liability of $215,000 ($128,000 net of tax). Upon termination of the interest rate cap in 2004, the after-tax gain was realized in earnings and therefore, other comprehensive income was charged with $128,000 net of tax. In 2003 the after-tax gain credited to other comprehensive income was $45,000 (2002 – an after-tax gain of $1,530,000).

(E)	Minimum Pension Liability

Under U.S. GAAP Statement of Financial Accounting Standard No. 87, “Employers’ Accounting for Pensions”, the Company is required to record a minimum pension liability for pension plans representing the amount by which the accumulated benefit obligation less the fair value of the plan assets is greater than the associated liability recognized in the financial statements for these plans. Under U.S. GAAP, these charges are recorded as a reduction to shareholders’ equity, representing a component of AOCI. The impact on other comprehensive income in 2004 was earnings resulting from the reduction of the minimum liability by $2,573,000, or $1,643,000 net of tax (2003 – a charge of $5,390,000, or $3,277,000 net of tax; 2002 – a charge of $3,679,000, or $2,516,000 net of tax). The balance of the minimum pension liability in AOCI at December 31, 2004, was a liability of $6,496,000, or $4,150,000 net of tax (2003 – $9,069,000 or $5,793,000 net of tax; 2002 – $3,679,000, or $2,516,000 net of tax).

— p.84 —

2004 Annual Report

NOTES

22.	Subsequent Event

On November 4, 2004, EHSI entered into a definitive merger and acquisition agreement with Assisted Living Concepts, Inc. (ALC) of Dallas, Texas (OTC. BB: ASLC) providing for the acquisition of all of the outstanding shares and stock options of ALC at US$18.50 per share. The completion of the acquisition was subject to certain conditions, including approval by ALC’s shareholders and certain customary regulatory approvals. ALC has a portfolio of 177 assisted living facilities, which comprise 122 owned properties and 55 leased facilities representing 6,838 units located in 14 states, many in markets where EHSI currently operates.

On January 31, 2005, the shareholders of ALC approved the merger and acquisition agreement with EHSI and EHSI completed the acquisition for a total of approximately US$285,000,000, including the assumption of debt of approximately US$141,000,000. The acquisition was financed by drawing US$60,000,000 on EHSI’s revolver loan, using approximately US$29,000,000 of EHSI’s cash on hand, and using US$55,000,000 of cash from Extendicare’s Canadian operations. The acquisition will be accounted for as a purchase transaction. In the following table the Company has estimated the impact of the acquisition and the allocation of the purchase price as of January 31, 2005. These figures will be finalized in 2005.

(thousands of dollars)	US$	C$

Assets
Current assets	12,318
Property and equipment	315,532
Goodwill	1,466
Other long-term assets	6,765

	336,081	417,144

Liabilities
Current liabilities	23,604
Long-term debt	141,012
Capital lease obligations	14,448
Other long-term liabilities	6,424
Future income taxes	6,746

	192,234	238,601

Purchase price	143,847	178,543

ALC’s debt will be non-recourse to EHSI and ALC’s debt and earnings will be excluded from existing financial covenants under EHSI’s Credit Facility. In addition, there will be restrictions on EHSI’s and ALC’s credit facilities to finance any ALC operating deficits.

In January 2005 EHSI entered into a Memorandum of Understanding (MOU) with LTC Properties, Inc. (LTC) in respect of 37 facilities leased to ALC by LTC. Under the terms of the MOU, which become effective January 1, 2005, EHSI agreed to increase the annual rent paid to LTC by US$250,000 per annum for each of the successive four years, commencing on January 1, 2005, and amended the terms relating to inflationary increases. Formerly, the 37 leases had expiry dates ranging from 2007 through to 2015. Under the terms of the MOU, the amended lease provides for an initial 10-year lease term commencing on January 1, 2005, and three successive 10-year lease terms at the option of EHSI. The MOU provides that LTC will not assert certain events of default against ALC under the original leases.

— p.85 —

FINANCIAL AND STATISTICAL INFORMATION

(unaudited) (thousands of dollars unless otherwise noted)	2004	2003	2002	2001	2000

Financial Position
Property and equipment	767,401	821,682	953,591	968,202	920,231
Health care assets	1,357,800	1,451,638	1,684,137	1,603,360	1,587,538
Equity accounted investments	68,531	141,779	121,508	135,944	147,407
Long-term debt	613,651	750,094	846,734	788,354	802,426
Shareholders’ equity	456,987	356,433	358,062	350,696	381,437

Financial Results
Revenue
Nursing and assisted living centres
United States	1,195,904	1,182,045	1,236,565	1,187,547	1,346,033
Canada	366,863	351,981	315,907	279,559	266,671
Outpatient therapy – United States	14,300	16,151	16,144	14,733	14,430
Home health – Canada	127,971	134,921	146,034	171,809	161,323
Other	41,762	39,516	44,135	50,863	18,949

	1,746,800	1,724,614	1,758,785	1,704,511	1,807,406

Earnings (loss)
Health care
EBITDA (1)	224,592	186,830	160,341	127,157	92,469
Earnings (loss) from health care	115,826	41,790	11,414	(47,144)	(67,105)
Share of equity accounted earnings	9,375	18,884	7,520	10,738	7,827
Net earnings (loss)	125,201	60,674	18,934	(36,406)	(59,278)
Diluted earnings (loss) per share from operations ($)
Health care operations before undernoted and after preferred share dividends	1.14	0.58	0.21	(0.18)	(0.55)
Valuation adjustments on interest rate caps	(0.09)	—	—	—	—
Gain (loss) from asset disposals, impairment and other items	0.03	0.01	(0.05)	(0.49)	(0.36)
Prior year tax benefit	0.56	—	—	—	—
Share of equity accounted earnings	0.14	0.27	0.10	0.15	0.10

	1.78	0.86	0.26	(0.52)	(0.81)

Other Information
Number of facilities (period end)
United States	185	193	197	198	212
Canada	78	82	80	63	62

	263	275	277	261	274

Operational resident capacity (period end)
United States	16,642	17,810	18,269	18,402	19,420
Canada	10,973	11,120	10,906	7,937	7,632

	27,615	28,930	29,175	26,339	27,052

Extendicare Health Services, Inc.
Average nursing home occupancy (%)	91.8	91.5	90.3	87.5	87.5
Medicare nursing home patient days (%)	16.5	15.5	13.4	11.3	10.9
Total revenue by payor source (%)
Medicare	29.8	27.4	25.7	23.8	24.5
Private	22.9	23.9	24.5	25.3	24.7
Medicaid	47.3	48.7	49.8	50.9	50.8
Average occupancy (%)	93.0	92.9	92.0	90.0	89.9
ParaMed home health care hours of service	4,593,000	4,956,000	5,433,000	6,868,000	6,967,000
Number of employees (period end)	34,600	35,800	37,600	36,700	38,800
Number of shares outstanding (period end)
Subordinate Voting Shares	56,687,086	56,575,211	57,107,011	58,544,511	60,063,923
Multiple Voting Shares	11,904,992	11,912,692	12,557,092	12,775,917	13,204,005

(1)	Refer to discussion of non-GAAP measures on page 19.

— p.86 —

BOARD OF DIRECTORS
of Extendicare Inc.

BOARD OF DIRECTORS

David J. Hennigar (CG) (F)
Chairman

Chairman of Annapolis Group Inc. and of
High Liner Foods Incorporated, as well as Chairman and
founder of Acadian Securities Inc.

H. Michael Burns (CG) (IS)
Deputy Chairman
President of Kingfield Investments Limited

Frederick B. Ladly (CG) (HR) (QS)
Deputy Chairman
Vice-Chairman of Crown Life Insurance Company

Mel Rhinelander
President and Chief Executive Officer

Derek H. L. Buntain (A) (F) (HR) (IS)
President of The Dundee Bank, a private bank
offering banking services to international clients

Sir Graham Day (CG) (F) (HR)
Counsel to the Atlantic Canada law firm of
Stewart McKelvey Stirling Scales

George S. Dembroski (A) (IS)
Corporate director

David M. Dunlap (A) (HR) (QS)
Chairman of G.F. Thompson Co. Ltd., a manufacturer
and distributor of plumbing products

George A. Fierheller (A) (IS)
President of Four Halls Inc., a private
investment and consulting firm

Dr. Seth B. Goldsmith (CG) (QS)
Attorney and Professor Emeritus at the University
of Massachusetts at Amherst

Michael J. L. Kirby (CG) (HR) (QS)
A member of The Senate of Canada

Alvin G. Libin (A) (F)
President and Chief Executive officer of Balmon
Investments Ltd.

J. Thomas MacQuarrie, Q.C. (A) (F) (HR)
Senior Partner in the Atlantic Canada law firm
of Stewart McKelvey Stirling Scales

Charles H. Roadman II, MD (QS)
Corporate director

HONORARY DIRECTORS

Marsh A. Cooper
President, M.A. Cooper Consultants Inc.

John J. Jodrey
Chairman, Scotia Investments Limited

Derril G. McLeod, Q.C.

Further information on the Directors of Extendicare Inc. and a description of the Company’s Corporate Governance practices may be found in the Company’s Management Information and Proxy Circular, dated March 4, 2005, as filed with SEDAR at www.sedar.com, the United States Securities and Exchange Commission’s website at www.sec.gov, and on the Company’s website at www.extendicare.com.

A Audit Committee

CG Corporate Governance and Nominating Committee

F Finance Committee

HR Human Resources Committee

IS Information Systems Committee

QS Quality Standards Committee

— p.87 —

OFFICERS

Extendicare Inc.
3000 Steeles Avenue East
Markham, Ontario
Canada L3R 9W2
Tel: (905) 470-4000
Fax: (905) 470-5588

David J. Hennigar
Chairman

H. Michael Burns
Deputy Chairman

Frederick B. Ladly
Deputy Chairman

Mel Rhinelander
President and
Chief Executive Officer

Richard L. Bertrand
Senior Vice-President and
Chief Financial Officer

Jillian E. Fountain
Corporate Secretary

Extendicare Health Services, Inc.
111 West Michigan Street
Milwaukee, Wisconsin
United States 53203-2903
Tel: (414) 908-8000
        (800) 395-5000
Fax: (414) 908-8059

Mel Rhinelander
Chairman and
Chief Executive Officer

Richard L. Bertrand
Senior Vice-President,
Chief Financial Officer
and Treasurer

Philip W. Small
Executive Vice-President and
Chief Operating Officer

Roch Carter
Vice-President, General Counsel
and Assistant Secretary

Douglas J. Harris
Vice-President and Controller

L. William Wagner
Vice-President, Human Resources

Jillian E. Fountain
Corporate Secretary

Extendicare (Canada) Inc.
3000 Steeles Avenue East
Markham, Ontario
Canada L3R 9W2
Tel: (905) 470-4000
Fax: (905) 470-5588

Mel Rhinelander
Chairman and
Chief Executive Officer

Shelly L. Jamieson
President

Richard L. Bertrand
Senior Vice-President and
Chief Financial Officer

Stephen R. Haas
Vice-President,
ParaMed Home Health Care

Len G. Koroneos
Vice-President, Business
Development and Privacy Officer

Paul Rushforth
Vice-President, Western Operations

Paul Tuttle
Vice-President, Eastern Operations

Elaine E. Everson
Vice-President and Controller

Christina L. McKey
Vice-President, Human Resources

R. Gordon Spear
Vice-President, Administration

Jillian E. Fountain
Corporate Secretary

— p.88 —

SHAREHOLDER INFORMATION

Extendicare Inc.
3000 Steeles Avenue East, Suite 700
Markham, Ontario L3R 9W2
Tel: (905) 470-4000
Fax: (905) 470-5588
www.extendicare.com

Shareholder Inquiries
Jillian Fountain
Corporate Secretary
Tel: (905) 470-5534
email: jfountain@extendicare.com

Investor Relations
Christopher Barnes
Manager, Investor Relations
Tel: (905) 470-5483
email: cbarnes@extendicare.com

Transfer Agent
Computershare Trust Company
of Canada
Tel: (800) 564-6253
Fax: (866) 249-7775
email: service@computershare.com
www.computershare.com

Annual Meeting
Shareholders are invited to
attend the Annual Meeting
of Extendicare Inc. on
Thursday, May 5, 2005
at 4:00 p.m. at the
Glenn Gould Studio,
Canadian Broadcasting Centre,
250 Front Street West,
Toronto, Ontario, Canada.

Corporate Information
Extendicare Inc.’s 2004 Annual
Report is available for viewing
or printing on the Company’s
website at www.extendicare.com,
in addition to news releases,
quarterly reports and other filings
with the securities commissions.
Printed copies are available upon
request to the Corporate Secretary.

Stock Exchange Listings
Toronto Stock Exchange

New York Stock Exchange
(Subordinate Voting only – EXE)

Share Information

	TSX	Shares Outstanding	Year-end Closing Market Price on the TSX
Shares	Stock Symbol	at December 31, 2004	2004	2003	2002

Multiple Voting Shares	EXE.MV	11,904,992	$15.95	$13.40	$4.70
Subordinate Voting Shares	EXE.SV	56,687,086	15.45	13.25	4.20
Class I Preferred Shares
Cumulative Redeemable, Series 2	EXE.PR.B	100,305	24.75	24.00	23.00
Adjustable Dividend, Series 3	EXE.PR.C	93,310	20.00	20.25	20.10
Adjustable Dividend, Series 4	EXE.PR.D	241,240	23.85	22.75	21.90
Class II Preferred Shares, Series 1	EXE.PR.E	382,979	20.25	18.88	17.00

Quarterly Price Ranges of Subordinate Voting Shares (EXE.SV) on the TSX

	1st	2nd	3rd	4th

2004:High	$15.98	$16.33	$17.09	$17.40
Low	12.20	13.83	13.75	14.75
2003:High	$4.70	$4.59	$8.10	$13.90
Low	2.65	2.65	4.33	7.65

Trading Price of Subordinate Voting Shares (EXE.SV) on the TSX

CORE VALUES

Companies, like people, make choices based on values that they hold. Our values guide our behaviour and, in many ways, determine our future.

For Extendicare, our values are our compass. They give us direction and purpose.

That’s why our commitment to our shareholders, residents, patients and employees remains the same today as it was yesterday. And it is the same today as it will be tomorrow.

We owe them unwavering dedication to the core values that have been the foundation of our Company for 35 years and will continue to drive its success.

•	Success means providing quality services to residents and patients, who entrust us with their health and dignity. We endeavour to make each day an affirmation of life.

•	Success means energizing employees to live our vision of excellence. Good people are our greatest strength. That is why we strive to create enjoyable and rewarding work environments.

•	Success means achieving profitable growth over the long term to create value for our shareholders. We are committed to communicating effectively with them.

SUCCESS MEANS EMBRACING THESE VALUES.
THEY DEFINE EXTENDICARE.

3000 STEELES AVENUE EAST

MARKHAM, ONTARIO, CANADA L3R 9W2

www.extendicare.com